

**2023**
Annual Report

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _______ to_______**
**Commission file number: 001-40680**

# MeridianLink, Inc.

**(Exact Name of Registrant as Specified in its Charter)**

| | |
|---|---|
| **Delaware** | **82-4844620** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **3560 Hyland Avenue, Suite 200, Costa Mesa, CA** | **92626** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(714) 708-6950**
(Registrant's Telephone Number, Including Area Code)

**Securities registered pursuant to Section 12(b) of the Act:**

| *Title of each class* | *Trading Symbol(s)* | *Name of each exchange on which registered* |
|---|---|---|
| Common stock, par value $0.001 per share | MLNK | The New York Stock Exchange |

**Securities registered pursuant to section 12(g) of the Act:** None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☒ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 30, 2023, as reported by the NYSE on such date was approximately $549.5 million. Shares of the registrant's common stock held by each executive officer, director and holder of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 7, 2024, there were 76,318,174 shares of the registrant's common stock, par value $0.001 per share, outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in 2024, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the registrant's definitive proxy statement shall not be deemed to be filed as part hereof.

**MeridianLink, Inc.**
**Table of Contents**

This Annual Report on Form 10-K for the year ended December 31, 2023, or our Annual Report on Form 10-K, includes trademarks, such as MeridianLink®, which are protected under applicable intellectual property laws and are the property of MeridianLink, Inc. or its subsidiaries. This Annual Report on Form 10-K also contains trademarks, service marks, copyrights, and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

In this Annual Report on Form 10-K, the terms "MeridianLink," "we," "us," and "our" refer to MeridianLink, Inc. and its subsidiaries, unless the context indicates otherwise.

**Special Note about Forward-Looking Statements**

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements other than statements of historical fact included in this Annual Report on Form 10-K, including statements regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" and elsewhere in this Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission, or SEC. These forward-looking statements are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance, including our expectations regarding our revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix, and ability to achieve and maintain future profitability;
- our ability to execute on our strategies, plans, objectives, and goals;
- our ability to compete with existing and new competitors in existing and new markets and offerings;
- our ability to develop and protect our brand;
- our ability to effectively manage privacy and information and data security;
- the concentration of our customer base in the financial institution industry, and spending by financial institutions on cloud-based technology;
- anticipated trends and growth rates in our business and in the markets in which we operate;
- our ability to maintain and expand our customer base and our partner network;
- our ability to sell our applications and expand internationally;
- our ability to comply with laws and regulations;
- our ability to anticipate market needs and successfully develop new and enhanced solutions to meet those needs;
- the impact of global financial, economic, and political events on our industry, business, and results of operations;
- our ability to successfully identify, acquire, and integrate complementary businesses and technologies, and our expectations regarding the expected impact of such acquisitions on our business;
- our ability to hire and retain necessary qualified employees to grow our business and expand our operations;
- our ability to maintain effective internal control over financial reporting and disclosure controls and procedures, including our ability to remediate the identified material weakness in our internal control over financial reporting;
- our stock repurchase programs, including the execution and amount of repurchases and financing sources for any such repurchases;
- the execution of restructuring plans, including expected or contemplated associated timing, benefits, and costs;
- the evolution of technology affecting our applications, platform, and markets;
- economic and industry trends, including the impact of rising inflation rates on our customers and consumers generally;
- seasonal fluctuations in consumer borrowing trends and impact of changes in interest rates;
- our ability to adequately protect our intellectual property; and
- our ability to service our debt obligations.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events, or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we, in the future, may file

with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

**Item 1. Business**

**BUSINESS**

**Our Vision and Mission**

At MeridianLink, our vision is to power life's important financial moments and our mission is to be the most trusted financial services technology platform, enabling our customers to focus on what's truly important: their employees, clients, and communities.

**Who We Are**

We are an industry-trusted software and services company, having earned our market-leading position by serving financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies, or CRAs, for more than 25 years. With our mission-critical lending, account opening, and data verification software solutions, our customers can accelerate their digital transformation and better serve their clients' needs. By providing a more personalized, automated client experience, our customers can improve client acquisition and retention while operating more efficiently.

MeridianLink empowers customers to drive efficient growth throughout the consumer lifecycle, including mortgage, and business lending portfolios. Our composable, cloud-based lending software and data verification software solutions harness the power of shared intelligence from a unified data platform, providing seamless integration for optimal efficiency throughout the customer's organization. Through MeridianLink One, our end-to-end, multi-product platform, financial institutions can more quickly reduce costs and capture growth opportunities, all while powering an enhanced experience for staff and clients alike.

Our lending software solutions provide a fully digital workflow for our customers, extending from their clients' initial account opening applications to our customers' final extension of credit and, where necessary, collections activity. We enable our customers to offer a wide array of products and services to new and existing clients, replacing traditional manual processing and less nimble in-house solutions. Our solutions address nearly all categories of consumer lending, including mortgage, credit card, personal, auto, home equity, and small business loans, and provide the software tools and data necessary to deliver frictionless experiences, including automated decisioning.

Our data verification software solutions enable our customers to service their clients and make smarter business decisions by retrieving verification data for credit, income, employment, property, and fraud prevention. In addition to verifying third-party data, our software solutions represent the systems that customers use to efficiently run their businesses through order processing and billing. Our data verification software solutions include Mortgage Credit Link, a versatile, stable, and powerful web-based fulfillment hub for consumer data verification, and TazWorks, a comprehensive background screening software solution with productivity and mobile engagement tools. To capitalize on the credit bureaus and other available sources, financial institutions of all sizes turn to MeridianLink to optimize scoring and data management. Instead of investing in wasted development time, customers connect to a single application programming interface, or API, to access credit and verification data from dozens of resellers and service providers.

We offer our software solutions using a software-as-a service, or SaaS, model under which our customers pay subscription fees for the use of our solutions and typically have multi-year contracts with an initial term of three years or more. Our customer contracts are typically not cancellable without penalty. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the solution, fees per search, per loan application, or per closed loan (with some contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. We seek to deepen and grow our customer relationships by providing consistent, high-quality implementations and customer support services, which we believe drive higher customer retention and incremental sales opportunities within our existing customer base. We completed the migration to the public cloud in 2022 and will continue to invest in product development to further increase customer cross-selling and retention. We believe that our increased focus on our go-to-market strategy and partnerships will drive incremental opportunities for revenue and accelerate customer cross-sell growth.



**Purpose-Built Consumer & Mortgage Lending Solutions**

**MeridianLink® Consumer**
Industry's most powerful & flexible loan origination system (LOS)

**MeridianLink® Opening**
Comprehensive online account opening software for banks & credit unions

**MeridianLink® Engage**
Increase engagement and profitability through data-driven marketing insights

**DATA SOLUTIONS: BETTER ACCESS TO YOUR DATA & BUSINESS INSIGHTS**

**MeridianLink® Insight**
Turnkey BI tool that identifies areas of opportunities and efficiencies in your loan origination process through simple dashboards for quick and effective change

**MeridianLink® Data Connect**
Automated, direct access to structured and normalized MeridianLink data

**MeridianLink® Business**
Simply smarter business lending: Secured, Unsecured, SBA, Credit Cards

**MeridianLink® Mortgage**
Industry's most configurable SaaS mortgage LOS

**MeridianLink® Collect**
Easy and efficient way to manage the collection process

**MeridianLink® Mortgage Credit Link**
Plug-and-Play cloud-based order fulfillment hub

meridianlink one

**Who We Serve**

We have had the privilege of helping our customers to revamp their lending and account opening processes, reduce operational costs, and increase revenue. As of December 31, 2023, our customer mix includes approximately 2,000 diverse financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and CRAs. Our technology enables our customers to bridge the functional silos of their institutions and thereby increase their ability to serve more of their clients' needs and achieve incremental revenue.

**History**

We have expanded our offerings and customer base through a combination of in-house initiatives and acquisitions to support continuous innovation for our customers' benefit. For our first two decades, our expansion was driven by internal product initiatives and market development. Immediately after the investment by Thoma Bravo UGP, LLC and its affiliated entities, or Thoma Bravo, into MeridianLink in May 2018, we acquired CRIF Corporation, or CRIF, in June 2018.

In November 2020, we acquired Teledata Communications, Inc., or TCI. TCI is the creator of DecisionLender, a SaaS loan origination solution that was first released in 1998. DecisionLender is an industry-trusted loan origination software, or LOS, that primarily serves the indirect lending needs of banks, credit unions, and financial companies nationwide.

In December 2020, we acquired substantially all of the assets of TazWorks, LLC, or TazWorks. TazWorks is the creator of TazCloud, an end-to-end technology solution for the background screening industry. TazWorks provides us with capabilities that are highly complementary to our Mortgage Credit Link offering, enabling us to provide our CRA customers with a more complete solution.

In April 2021, we acquired Saylent Technologies, Inc., or Saylent. Saylent is a data analytics and marketing solution that offers insights to financial institutions that help drive account and credit and debit card usage. They determine the ideal target audiences, and deploy customized marketing campaigns with fully automated, multi-channel outreach.

In April 2022, we acquired StreetShares, Inc., or StreetShares, a financial technology company that offers digital small business lending technology to banks and credit unions. The acquisition complements our existing lending platform and enhances our small business lending capabilities.

In November 2022, we acquired Beanstalk Networks LLC, doing business as OpenClose, a leader in mortgage lending technology, with a particular focus on supporting depository institutions. This transaction has improved our platform by providing additional advanced, more open, and more customer-friendly capabilities, particularly through our Point of Sale solution. In addition to improving our capabilities, this transaction presents benefits of increased scale and helps solidify our position in the depository market.

**Growth Strategy**

We believe there are significant growth opportunities driven by end-market expansion and geographic extension. We seek to capture additional growth driven by acquisitions of new customers, organic cross-sell and upsell opportunities with our existing customers, and potential strategic acquisitions. We intend to continue growing our business by executing on the following strategies:

- **Continue adding customers in our target market.** We believe there is untapped market potential in the loan origination and digital banking markets. Significant runway exists as financial institutions begin to adopt online lending and account opening practices and require more efficient technologies. We provide these services to institutions of all sizes and complexities. By focusing on better sales execution, providing and allocating resources where needed, and improving marketing efforts, we are confident in our ability to expand our customer base within our target market.

- **Expand our target market.** Our current focus is on the middle-market, catering predominantly to financial institutions such as community banks and credit unions with assets under management between $100 million and $10 billion. We believe a large opportunity exists in expanding our target market to new customers with less than $100 million or greater than $10 billion in assets under management. In our down market, smaller institutions commonly use spreadsheets or other inexpensive alternatives. These companies have a smaller volume of loans per month, but we have developed targeted solution packages with lower implementation fees to address their primary needs.

- **Pursue unrealized upsell and cross-sell into customer base.** Our go-to-market strategy and partnerships drive incremental revenue and customer cross-sell growth. We have demonstrated our ability to retain customers with strong annual customer retention and to expand existing customers' solution adoption through upselling and cross-selling. We believe there is further opportunity to expand within and across our existing customer base by cross-selling all consumer loan types, upselling modules of existing products, and promoting the adoption of new products. Further, our transaction-based pricing structure means that our revenue opportunity grows along with our customers' volumes.

- **Launch new products.** We are focused on introducing new solutions and enhancing services and capabilities in areas including digital lending, data insights, collections, data verification, and marketing automation to further expand our reach into the lending and data verification markets. We are enhancing our offerings to create additional value for new and existing customers in order to increase our share-of-wallet and further distance ourselves from our competition. We continue to develop our end-to-end, multi-product platform, MeridianLink One. The platform connects our trusted products into one powerful platform to turn lending automation, cross-selling, and loan optimization into a transformational experience. For more information on this unified, cloud-native SaaS platform, please see the section titled "—Technology and Solutions."

- **Expand monetization of Partner Marketplace.** We have designed our solutions to act as the gateway for third parties to access our financial institution and CRA customers, accelerating the loan application and decisioning processes and reducing expenses. We are able to capitalize on one-time service fees, recurring integration fees, and ongoing revenue share in platform partner fees. As we grow our business, we expect to bring on additional vendor partners driving further monetization opportunities. We also intend to cultivate and leverage network partners to grow our market presence and drive greater sales efficiency.

- **Selectively pursue strategic mergers and acquisitions.** In addition to developing our solutions organically, we may selectively pursue acquisitions, joint ventures, or other strategic transactions that provide additional capabilities or customers, or both. We expect these transactions to focus on innovation to strengthen and expand the functionality and features of our customer solutions suite, gain market share, and/or expand our presence into new markets and geographies.

9

- **Leverage interconnected data platform and digital solutions to enable customers to continue scaling over time**. With MeridianLink One, our multi-product platform hosted on the public cloud, we are able to partner with customers on a long-term growth roadmap and offer new products and capabilities needed as they scale. Our interconnected data, digital solutions, and lending solutions harness the power of shared intelligence enabling customers to identify growth opportunities and easily add capabilities to meet the evolving digital needs of the market. In 2022, we successfully completed the migration to the public cloud to drive enhanced capacity, flexibility, and security of our software solutions. This separates MeridianLink from legacy systems and enables us to provide an even better experience for our customers, driven by the highly scalable and configurable nature of our platform, regardless of the size and complexity of the financial institution.

- **Increase penetration domestically and enhance solutions for international expansion.** Today, our revenues are all domestic, and the U.S. market provides substantial runway for continued growth. In addition, we believe that enhancing our capabilities to serve customers in international markets represents an opportunity to deliver our solutions and expand our customer base to financial institutions of all sizes and complexities around the world.

**Technology and Solutions**

Our software provides our customers with an end-to-end solution that improves workflow within a financial institution. Our solutions are not only focused on driving increased loan origination and partner interactions at each digital touch point, but they also help our customers simplify how loans are processed and decisioned, so that increased client volume does not materially increase costs incurred by our customers. This enhanced efficiency enabled by the improved workflow we facilitate allows our customers to improve their financial performance. Our actively marketed solutions and services include Lending Software Solutions, which enable financial institutions to better serve consumers and businesses, and Data Verification Software Solutions, which are utilized by CRAs. Our software solutions include:

- Point of Sale Systems;
- Account Opening Software;
- Consumer LOS;
- Mortgage LOS;
- Business Lending Software;
- Marketing Automation Software;
- Data Verification Software;
- Collection Software; and
- Analytics and Business Intelligence.


MeridianLink's End-to-End Origination Solutions Sit at the Center of the FI Ecosystem
Personal Loan
Auto Loan
Credit Card
Checking / Savings
Mortgage
Home Equity
Small Business
Certificates of Deposits
Borrowers
FIs
Marketing Automation
Point-of-Sale System
Account Opening Software
Partner Marketplace
Mortgage & Consumer Loan Origination Software ("LOS")
Data Verification
Analytics & Business Intelligence
Collections Software
meridianlink

Our technologies directly connect our financial institution customers and the clients they serve, creating an omni-channel experience by integrating all potential client touch points onto a single platform. We provide software solutions that simplify loan decisioning, deposit and loan origination, and workflow by providing accurate information within a streamlined user-friendly platform. With 25 years of experience serving financial institutions, our solutions have been designed to help consistently drive value through increased profitability and efficiency while facilitating regulatory compliance. With a broad set of integrated third-party capabilities and a robust underwriting and pricing engine, our solutions can be configured to fit the needs of a wide variety of financial institutions. In connection with our ongoing development and launch of MeridianLink One, in February 2021, we introduced a product-wide rebranding of our offerings under the unified brand of MeridianLink. Our rebranded core offerings include our Lending Software Solutions and our Data Verification Software Solutions as highlighted in the graphic above and further described below.

**Lending Software Solutions**

***MeridianLink One***

MeridianLink One is our multi-product platform that can be tailored to meet the needs of our customers as they digitally transform their organizations and adapt to changing business and consumer demands. Moreover, our expert consultants offer strategic guidance and customized solutions through our modular platform so customers can more quickly reduce costs and increase revenue, efficiency, and customer satisfaction. MeridianLink One provides an all-in-one digital lending and deposit account opening platform that is powered by a smart cross-sell optimization engine. The platform spans mortgage, business lending, and consumer loan origination, offering enhanced transparency and efficiency to process loans. We designed a patented debt optimization engine to deepen the integration of our data verification and LOS solutions to empower loan officers to maximize loan acceptance rates, boost cross-sell opportunities, and deepen their relationships with clients. Additionally, the platform provides access to our large network of third-party integrations that further accelerate the loan process and reduce expenses for our customers.

***MeridianLink Portal***

We offer Point of Sale, or POS, systems through MeridianLink Portal and MeridianLink Access that allow financial institutions, regardless of size, to easily expand existing lending and deposit account origination platforms to online consumers while ensuring control of the entire online application experience. From the ability to determine which loan and deposit account applications to make available online, to customizing the look and feel to match an existing web presence, our system has hundreds of configurations available to tailor the online application process to meet a financial institution's business objectives. Our POS system is the consumer touch point and funnel for consumer loans by integrating seamlessly with the all-in-one platform consumer LOS and account opening software so that online applications route securely and

reliably into the customer's existing platform. In October 2023, we launched MeridianLink Access, our new POS solution that provides enhanced configurability, enabling customers to fine-tune and personalize their consumer-facing processes in alignment with the unique requirements of their institution. MeridianLink Access will join MeridianLink Portal as our second POS solution for financial institutions.

### *MeridianLink Opening*

We offer a comprehensive cloud-based online account opening and deposit software solution through our MeridianLink Opening product. The platform unifies deposit account opening and funding for all channels and product types. With robust functionality ranging from identity verification, OFAC checks, e-signature, switch kits, and core system connectivity, our platform saves operational costs and increases customer satisfaction from application initiation to account creation.

### *MeridianLink Consumer*

We offer LOS software, which we call MeridianLink Consumer, that provides a full loan solution suite to banks and credit unions. Our solution offers automated underwriting and pricing for indirect loans (auto and retail), consumer lending (direct auto and unsecured and secured personal loans), lines of credit, business loans, home equity loans, home equity lines of credit, and vehicle leases. As a single loan origination system, our software consolidates applications from all channels, applying the same rules and processes to ensure a streamlined process for institutional staff and a user-friendly consumer experience for customers. The solution provides a frictionless experience by consolidating data from all existing channels—mobile, online, branch, call center, indirect, retail, and kiosk—into a unified consumer experience. The modern, intuitive, and efficient user interface, or UI, makes everyday transaction processing easier. In addition, our cross-sell engine identifies potential cross-sell opportunities, such as credit card debt consolidation or auto loan refinancing, for our customers.

### *MeridianLink Mortgage*

We offer cloud-based software designed for financial professionals to optimize the end-to-end mortgage loan origination process through our MeridianLink Mortgage product. We use automation, technology, and a dedicated support staff to help lenders deliver fast and compliant loans. This includes a complete decision engine that provides deep credit analysis, automated condition generation, and automated fee calculations – all of which increase the efficiency of the origination. Our suite of tools (including MeridianLink Mortgage Access, Open API, PriceMyLoan, eDocs, LenderAssist, DecisionAssist, and web portals) allows for individual customization while enabling regulatory compliance.

### *MeridianLink Business*

Originally launched as the Atlas Platform by StreetShares, which we acquired in 2022, MeridianLink Business is a key component of our multi-product platform, MeridianLink One. Our business lending offering brings together the innovation of both the StreetShares and MeridianLink teams to optimize financial institutions' business lending capabilities. MeridianLink Business serves financial institutions looking for lending capabilities that serve businesses in their communities. MeridianLink Business provides certain functions specifically for business lending, which are not found within MeridianLink Consumer, such as automated cash flow statement creation, business credit reports, and business risk and identity verification.

### *MeridianLink Collect*

We offer a web-based debt collection software that helps customers easily and efficiently manage delinquencies, which we refer to as MeridianLink Collect. The software provides benefits with a sleek UI that is simple to use, allowing users to be quickly trained to set up and to manage the product. It replaces tedious workflows with automation, sophisticated analytics, and easy-to-use functionality.

*Analytics and Business Intelligence*

We offer a range of solutions that deliver the quality and expertise of an internal team through agile analytics and business intelligence tools, currently offered through MeridianLink Engage, MeridianLink Consulting, MeridianLink Data Connect, and MeridianLink Insight. Our analytics tools are aimed at maximizing our customers' credit portfolio performance through tailored services, as well as allowing our customers to make better and faster business decisions. The solutions are designed with interactive visualizations and various filter dimensions to enable our customers to optimize their experience. We provide intuitive dashboards, easy-to-read reports, and a powerful exploratory sandbox, presenting a comprehensive solution for a multi-level audience while providing insights for omni-channel execution.

*Data Verification Software Solutions*

We offer a plug-and-play, cloud-based order fulfillment hub for bankers and credit officers, which we refer to us our Data Verification Software Solutions and encompasses our Mortgage Credit Link, TazCloud, and Credit API products. Our software simplifies product ordering with an intuitive web interface and integrated tools for order fulfillment. The solution provides users access to a large network of consumer credit, data, and verification service providers and allows them to process credit, income verification, employment, criminal and rental history, and other related services. A comprehensive list of product and service APIs allows for integrations into a number of applications for a seamless experience to minimize human error and to reduce costs.

*Additional Solutions*

In addition to the solutions listed above, we support additional loan origination systems, other credit decisioning tools, and additional solution modules. Several of these additional solutions, such as ACTion, LCC/Appro, BizMark/Mark4, Sail/Teres, and Synergy, came to us via acquisitions, and we are proud of the legacy of these solutions and committed to ensuring the best journey for these customers. Wherever possible, we seek to make available the capabilities and innovations of our new solutions to those customers on older versions of our solutions.

**Financial Model and Key Metrics**

Our revenues are broken out among three components: subscription fees, professional services, and other revenues. Our subscription fees consist of revenues from software solutions that typically are multi-year contracts with an initial term of three years or more. Our customer contracts are typically not cancellable without penalty. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the solution, fees per search or per loan application or per closed loan (with some contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. Our professional service fees are driven by professional services for the setup and configuration of platform modules for customer needs as well as certain consulting engagements regarding best practices and analytics. Our other fees consist of one-time and recurring fees that include implementation fees, annual fees, and revenue sharing based on revenue generated, applications or loans, or some combination of the above.

We have high customer and revenue retention due to the nature of the services we provide, which are designed to automate complex workflows and integrations for the customer. For example, onboarding and loan origination workflows within financial institutions are complicated with significant compliance requirements and often require integration with legacy systems that are highly customized and fragmented.

Our pricing model provides us with several monetization opportunities to receive revenues in excess of what is contractually committed by our customers. Current pricing requires a contractual commitment for a minimum revenue amount, which correlates to an allowable amount of applications in that month. Customers can achieve lower per application pricing by contracting for a higher monthly revenue commitment. Customers pay on a per transaction basis if their volume surpasses their minimum commitment level. For non-mortgage consumer loans, including personal loans, auto loans, and credit cards, clients pay per-application, regardless of whether the application is accepted or denied. For our mortgage loan product, clients pay per-funded loan.

An additional opportunity for generating revenues in excess of what is contractually committed is through our Partner Marketplace. Through reseller and referral relationships, we receive revenues based on our customers' use of a partner's services. In many instances, our partners have their own sales and marketing efforts targeted at our customers, and when those third-party sales efforts are successful for our partners, it also generates fees for us. We also market our partners' solutions to our customers as a way to generate revenues and also to ensure that our customers are leveraging the full benefit of our solution, which includes the capabilities offered through our partners.

**Sales and Marketing**

Our sales team primarily consists of our new logo sales teams, which focus on selling into accounts that currently do not have a relationship with us, and our customer sales team, which sells into existing customer accounts. Our sales teams are supported by our sales engineers, who demonstrate the functionality of our solutions to prospects, and our revenue operations team which manages reporting, analytics, and sales enablement.

Our new logo teams are responsible for expanding our customer base. These teams are trained to nurture our customer prospects, including through discovery of such prospects' currently implemented solutions, if any, and through demonstration of the capabilities our solutions offer and the potential benefits to the customer prospect if they implement our solutions.

Our customer sales team maintains close relationships with existing customers and acts as advisors to each customer, helping them identify and understand their specific needs, challenges, goals, and opportunities with the intention to expand the breadth of our solutions the customer currently uses. It is the role of this team to ensure that our existing customers get the maximum benefit from the breadth of the solutions we provide.

We also have a sales team supporting our channel partners to ensure they receive the sales support that is required to capitalize on prospects that are identified through the partner's selling efforts. The channel sales team also seeks to identify new potential channel partners who can expand the breadth of our reach to potential prospects.

To build brand awareness, thought leadership and generate qualified sales opportunities, we conduct digital marketing campaigns, webinars, public relations campaigns, lead development activities, and advertise through multiple avenues, including industry publications and conferences. In addition to such digital marketing campaigns within the marketing team, we also employ a team of business development representatives who are responsible for generating qualified sales opportunities for both the new logo and the existing customer sales teams. We have also historically hosted an in-person annual forum to foster a customer community, showcase our most recent solution enhancements, and engage in a discussion on the direction and roadmap of our solutions. The annual MeridianLink LIVE 2023 user forum gave us the opportunity to engage with over 1,000 participants in person.

**Research and Development**

Our research and development organization is responsible for the design, development, and testing of our technology. We utilize agile software development methodologies and industry best practices, such as continuous integration/continuous deployment, automated testing, and distributed version control, to develop new functionality and enhance our existing solution.

**Competition**

We face competition for our solutions from a wide range of offerings from manual in-house processes to similar functionality bundled with a core solution to separate point solutions to other competitors who have a similar solution approach as we do. While this competition impacts each of the markets we target, we do not believe there are any competitors that provide all of the solutions and connections that we provide. We compete in a variety of categories, particularly Loan Origination and associated functionality and Data Verification. We believe we have a strong and defensible position in our target market due to the breadth of our capabilities, the depth of our functionality (developed and enhanced throughout our multi-decade history), our integration across loan types, our Partner Marketplace, and our ability to deliver value through workflow efficiency and the expertise available through our services and support teams.

*Loan Origination*

Our competitors generally do not compete across the full spectrum of our loan origination capabilities. Within non-mortgage consumer loan origination, our main source of competition is the similar capabilities offered by a customer's core banking system provider, such as Fiserv, Inc., Fidelity National Information Services, Inc., Jack Henry & Associates, and Temenos, with Fiserv, Inc. and Jack Henry and Associates also being current MeridianLink partners. Other financial technology software companies, such as nCino and Q2, also have competitive functionality. Additionally, we compete with customers who have a narrower focus like CU Direct's Origence product and Sync1 Systems product offering. Financial institutions rely on streamlined consumer lending origination software in order to accurately and efficiently gather the data needed to open and process all types of accounts and loans.

Our primary competitors in the mortgage loan origination market are Calyx, Intercontinental Exchange, Mortgage Cadence, and, to a lesser extent, Optimal Blue and Empower LOS, which were acquired by subsidiaries of Constellation Software Inc. in 2023 in connection with divestitures by Black Knight. The capabilities provided by a mortgage loan origination system are a point of focus for financial institutions as decreasing mortgage loan volume and rising origination costs continue to drive demand for systems that optimize lending decisions and loan composition in an automated, accurate manner. We believe our SaaS-based end-to-end origination solution, MeridianLink One, for all consumer loan types, accounting opening, deposit applications, and more allows us to differentiate ourselves from our competitors.

*Data Verification*

We compete with both direct competitors and vendors who have developed proprietary in-house solutions that replicate the functionality of our Data Verification Software Solution. CRAs that have developed proprietary in-house credit reporting capabilities include CoreLogic and CBC Innovis, and proprietary in-house background screening capabilities include HireRight and Checkr. We have a limited number of competitors that provide a platform solution similar to the capabilities of MeridianLink Mortgage Credit Link but there is more direct competition in background screening, including Accio and Deverus. The delivery of secure and accurate data from disparate sources to institutions has become increasingly important as they rely more on independent verification services. We believe that we distinguish ourselves in this area by providing instant access to a rapidly growing network of consumer credit, data, and verification service providers, including Fannie Mae and Freddie Mac.

We believe the principal competitive factors in our market include:

- product features, performance, and effectiveness;

- solution line breadth, depth, and continuity;

- reliability and security;

- cloud-based technology platform and subscription pricing model;

- quality of implementation and customer support services;

- capability for configuration, integration, and scalability;

- ease of use and efficient workflows;

- level of customer satisfaction;

- price, commercial model, and total cost of use;

- strength of sales and marketing efforts;

- client experience;

- comprehensiveness of solutions; and

- delivery of process automation for financial institutions.

We believe that we compete favorably against our competitors based on the factors above and that we distinguish ourselves through our functionality and user design, a culture and history of innovation and client excellence, a track record of developing innovative features, and differentiated, high customer satisfaction. Our success in growing our business will depend on our ability to continue demonstrating to financial institutions that our solution provides superior business outcomes to those of alternative vendors or internally developed systems.

## Government Regulation

As a technology service provider to banks and credit unions, we are not required to be chartered by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration, or other federal or state agencies that regulate or supervise our customers and other providers of financial services. The U.S. lending industry is heavily regulated. Originators, lenders, CRAs, and service providers with which we do business are subject to federal, state, and local laws that regulate and restrict the manner in which they operate in the lending industry, including, but not limited to, the Real Estate Settlement Procedures Act of 1974, as amended, the Truth in Lending Act of 1968, as amended, the Equal Credit Opportunity Act of 1974, as amended, and the Fair Credit Reporting Act of 1970, as amended, or FCRA. Other than our indirect, wholly-owned subsidiary, Professional Credit Reporting, Inc., which is a consumer reporting agency and is subject to the FCRA, and MeridianLink Wholesale Data, LLC, a wholesale data company, we are not directly subject to these laws and regulations; however, changes to these laws and regulations could broaden the scope of parties or activities subject to regulation and require us to comply with their restrictions, and new solutions and services developed by us may be subject to, or have to reflect, these laws or regulations. For more information about governmental regulations applicable to our business, refer to "Risk Factors" in Item 1A.

## Information Security

We have an established information security program aligned to the NIST SP 800-53 standard and the Payment Card Industry, or PCI, Data Security Standard, or DSS. Our program is led by our Chief Information Security Officer and implemented by a dedicated information security team. Our solutions currently are hosted in data centers and public cloud providers located within the United States. We monitor our infrastructure for signs of failure and seek to take preemptive action in an effort to minimize and prevent downtime. Our data centers employ advanced measures designed to protect the integrity and security of our data. We have also implemented disaster recovery measures and continue to invest in our data center and other technical infrastructure.

Customer data processed by our servers is encrypted, password protected, and stored on secure hardened servers. Customers transmit data to our servers though a TLS encryption channel, with AES 256-bit ciphers protecting the data against third party disclosure in transit. Data at rest is encrypted utilizing AES 256-bit Key Management Systems. We also employ anti-virus, anti-malware, and advanced threat protection capabilities. We engage a third-party audit firm to conduct an annual SOC 2 Type 2 audit of our information security program and a PCI-DSS audit of our cardholder data environment.

## Cyclicality and Seasonality

The demand for loan originations is affected by consumer demand for personal loans and the market for buying, selling, financing, and/or re-financing assets, which in turn, is affected by the national economy, regional trends, property valuations, interest rates, and socio-economic trends and by state and federal regulations and programs which may encourage or discourage certain purchasing trends. Our business is generally subject to seasonal trends with activity generally decreasing during the winter months, especially home purchase loans and related services. Our lowest revenue levels during the year have historically been in the fourth quarter, but this may not be indicative of future results.

Additionally, the timing and amount of any transaction revenue generated in excess of the contractually committed monthly minimum fee can be subject to fluctuations of consumer behavior tied to seasonality as well as macroeconomic conditions that impact consumer loan volumes. The timing of our implementation activities and corresponding revenues from new customers also are subject to fluctuation based on the timing of our sales. Sales may tend to be lower in the first quarter of each year than in subsequent quarters, but any resulting impact on our results of operations has been difficult to measure due to the timing of our implementations and overall growth in our business. The timing of our implementations also varies period-to-period based on our implementation capacity, the number of solutions purchased by our customers, the size and unique needs of our customers, and the readiness of our customers to implement our solutions. Our solutions are often the most frequent point of engagement between our customers and their clients. As a result, we and our customers are very deliberate and careful in our implementation activities to help ensure a successful roll-out of the solutions to their clients. Unusually long or short implementations, for even a small number of customers, may result in short-term quarterly variability in our results of operations.

**Intellectual Property**

We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of trademarks, copyrights, rights under trade secret laws, patents, license agreements, confidentiality procedures, non-disclosure agreements, and employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the market. We continually review our development efforts to assess the existence and patent potential of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names in the United States to the extent we determine appropriate and cost-effective. As of December 31, 2023, we have a total of 21 registered trademarks in the United States. We also have registered domain names for websites that we use in our business, such as www.meridianlink.com and other variations, including domains from acquisitions. Additionally, the U.S. Patent and Trademark Office issued to MeridianLink U.S. Patent Number 11,250,505. The patent is titled "Optimizing Loan Opportunities in a Loan Origination Computing Environment" and relates to MeridianLink's loan origination platforms. MeridianLink also has certain patents by assignment from its acquisition of StreetShares.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, if we were to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations, and financial condition.

**Human Capital Management**

We believe that our success in providing great products and support to our customers is due in large part to the drive, creativity, and overall strength of our workforce. One of our core business objectives is to foster an exceptional employee experience. We strive to provide programs and initiatives for our employees to help attract, motivate, and retain highly qualified talent. As of March 7, 2024, we had a total of 676 employees, all operating within the United States. None of our employees are represented by a labor union, and we have not experienced any work stoppages. We believe our employee relations are strong based on employee surveys and feedback. We are proud to have earned the Great Place to Work® certification in 2020, 2021, 2022, and 2023. In 2023, we were recognized in the top 50 of the 2023 IDC Global FinTech 100 Rankings. In 2023, we also received an International Business Award in the Achievement in Growth category, and received the HousingWire Tech 100 award for the sixth time.

*Growth and Development*

We foster a learning culture where employees are empowered to drive their career progression through personal and professional development. We have partnered with LinkedIn Learning to provide a diverse range of virtual training, development programs, and on-demand resources that employees can use to excel in their careers and personal life. We also encourage employees to maintain relevant professional credentials and licensing and pay for required continuing education or other professional certification requirements. We launched a company-wide wellness program to encourage healthy habits and personal wellness for all of our employees, with a particular focus on mental health and well-being. Our program includes stress reduction programs and tools, nutrition education, fitness challenges, and incentives.

*Compensation and Benefits*

Our compensation program is designed to attract, reward, and retain talented individuals who possess the skills necessary to support our business, contribute to our strategic goals, and create long-term value for our stockholders. We believe that our employees should have a strong work/life balance, develop and grow personally and professionally, and be able to save for their future. We provide employees with industry-competitive compensation and benefits, including retirement savings programs with matching contributions, the opportunity to invest in MeridianLink at a discount through our Employee Stock Purchase Plan, and medical, dental, vision, and life and disability plans. We evaluate both compensation and benefit offerings on an annual basis and make adjustments accordingly, as appropriate.

*Diversity, Equity, and Inclusion*

We believe that an equitable and inclusive environment consisting of diverse teams produces more creative solutions, results in better and more innovative products, and is important to our efforts to attract and retain key talent. We aim to incorporate diversity and inclusion into our policies and practices, employee training, and events. In 2023, we completed a variety of company initiatives in an effort to build a strong foundation around diversity and inclusion. These initiatives included company-wide diversity survey questions, training sessions, growing our Employee Resource Groups, analyzing our diversity metrics, and reviewing our internal processes for adherence to best practices. We expect to continue providing employee training on diversity, equity, and inclusion topics and to work with our Employee Resource Groups to host company-wide events and initiatives.

*Employee Engagement*

Listening to our employees is a core component of our employee engagement strategy. Being able to understand the needs, wants, preferences, and feedback of our employees is critical to the design of our employee programs. We hold regular company-wide updates to welcome new employees, celebrate milestone anniversaries, and provide important business updates. We survey our employees regularly through pulse-style surveys on a range of topics, as well as an annual survey conducted by a third-party organization. Our leadership team carefully considers the feedback received from these surveys and focuses on making changes to become a better place to work for our employees. We hold engagement events regularly, such as trivia contests, virtual cooking classes, guest entertainers, employee development sessions, and executive brown-bag lunches.

Giving back to our communities is important to us. That is why every employee is given a paid day each year to volunteer for a 501(c)(3) charity of their choice. In 2022, we started volunteer events in the regions where we have the largest populations of employees to help give back and build connections for our employees, and we expect to continue to grow this program each year.

**Available Information**

Our website is located at meridianlink.com, and our investor relations website is located at ir.meridianlink.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to these reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on our investor relations website as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding us and other companies that file materials with the SEC electronically. Also available on our investor relations website are our definitive proxy statements, charters of the committees of our board of directors, corporate governance guidelines, and code of business conduct and ethics. These documents are available free of charge to any stockholder upon request. We may use, and in some cases have previously used, our investor relations website, press releases, public conference calls and webcasts, blog posts on our website, as well as our social media channels, such as our LinkedIn page (www.linkedin.com/company/meridianlink), X (formerly Twitter) feed (@meridianlink), and Facebook page (www.facebook.com/MeridianLink/), as means of disclosing material information and for complying with our disclosure obligations under Regulation FD. The information contained on or accessible through the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this report, and links for these websites are intended to be inactive textual references only.

**Item 1A. Risk Factors**

*Investing in our common stock involves substantial risks. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the financial statements and the related notes, before deciding to invest in our common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition, results of operations, cash flow, and prospects. The market price of our common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. Other risks, events, and uncertainties that we do not currently anticipate or that we currently deem immaterial may also affect our business. Certain statements contained in the risk factors described below are forward-looking statements. See the section titled "Special Note about Forward-Looking Statements" for more information.*

**Summary of Risk Factors**

The following risk factor summary provides an overview of the inherent uncertainty investing in us presents. This summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this section as well as elsewhere in this Annual Report on Form 10-K. The risks and uncertainties to which our business is subject include, but are not limited to, the following:

*Risks Related to Our Strategy and Industry*

- The mortgage lending market and the broader financial services industry in which our customers operate are subject to various economic factors (such as rising interest or inflation rates), the deterioration of which would directly affect our performance.

- Failure to retain or attract customers, innovate our platform and its capabilities, address technological requirements, or increase brand recognition may limit both growth and profitability.

- Opportunities to grow our business may be limited by inability to identify suitable partnerships, acquisitions, or new business opportunities, or to effectively integrate businesses we acquire.

- Changing dynamics, such as pricing pressure, new entrants, and customer preferences, within our highly-fragmented and competitive landscape may adversely affect our operations.

*Risks Related to Our Business and Operations*

- Any disruption in the performance or delivery of our software solutions, whether due to security compromises, third-party providers, or other unforeseeable circumstances, could affect brand perception, decrease demand, and subject us to substantial liability.

- Integration or implementation challenges could affect the functionality of our software solutions and delay revenue recognition.

- Challenges in measuring and tracking key operating metrics could affect our ability to consistently report results over time or develop long-term strategies.

- The seasonal and cyclical nature of our business, including our usage and volume-based pricing and sales process, could result in volatility in our operating results.

- Failure to retain or expand personnel, including management, sales, marketing, development, and support functions, to sustain our growth and infrastructure or failure to execute any restructuring plan, including realizing the anticipated benefits of such plan, may result in operational disruptions, reduced sales opportunities, and increased expenses.

- Our success is dependent on our ability to retain and attract product partners to drive further volume through our platform.

### Risks Related to Legal and Regulatory Matters

- Failures in data protection, privacy, and information security and intellectual property rights could critically impair our offerings and ability to conduct business.

- Failure to comply with laws and regulations as a technology provider to our customers who operate in a highly regulated industry, as well as failure to create solutions that assist our customers to comply with their regulatory requirements, could disrupt our operations and result in significant expense to alter and update our solutions.

- Changes in laws and regulations could affect our ability to compete, require us to change our pricing model, or result in additional charges booked to our balance sheet.

### Risks Related to Finance and Accounting

- Fluctuations in performance and our inability to accurately forecast results may affect our market perception.

- Accounting treatments, such as revenue recognition or goodwill impairment, may cause fluctuations in earnings that do not fully reflect the underlying performance of our business.

- Our ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income, and therefore our use of those deferred tax assets may be limited.

- High levels of indebtedness, as well as the terms of our existing debt, or our inability to effectively access capital markets may restrict our ability to compete, react to changes in our business, and fund future needs.

- We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or are unable to maintain effective internal controls over financial reporting and disclosure controls and procedures, we may be unable to timely and accurately report our financial results.

- Changes in applicable tax laws, rules, or regulations could adversely affect our financial position.

### Risks Related to Potential Conflicts of Interests and Related Parties

- Thoma Bravo holds a significant stake in our company, and their interests may conflict with ours and those of our other stockholders.

### Risks Related to Our Common Stock and Governance Structure

- Market conditions, issuances of additional or preferred stock, and payments of dividends may result in dilution or otherwise affect our stockholders' return on investment.

- The consummation, suspension, or termination of our capital allocation strategies, including any stock repurchases, may affect our stock price, stock volatility, or liquidity.

- Delaware law and certain provisions in our charter and bylaws could restrict certain strategic activity or limit stockholder actions that may be beneficial or favorable to our stockholders.

### Risks Related to Our Strategy and Industry

***Lending volume is subject to various economic factors, including increased interest rates, and lending volumes may remain low in 2024, which could adversely affect our business.***

Factors that adversely impact lending volumes include reduced consumer and investor demand for loans, more stringent underwriting guidelines, supply chain shortages for goods subject to financing, high levels of unemployment, high levels of consumer debt, lower consumer confidence, changes in tax and other regulatory policies, and other macroeconomic factors.

In addition, interest rates are influenced by a number of factors, particularly monetary policy, and many economists predict that mortgage interest rates will not fall until the Federal Reserve meaningfully lowers the Federal funds rate, which is within the range of 5.25% to 5.50% as of January 31, 2024. The Federal Reserve has been raising and maintaining the Federal funds rate to combat higher than expected inflation in the United States, which could cause interest rates to rise further. Increases in mortgage interest rates have reduced the volume of new mortgages originated, and further increases in interest rates could reduce the volume of mortgage and non-mortgage loans originated.

The lower levels of loan market volume in 2023 as compared to 2020, 2021, and 2022 levels required us to increase either our share of loan volume, our revenues per module through increased cross-sell of our solutions, or both, in order to maintain our financial performance. Any additional decrease in loan market volumes would exacerbate our need to increase either our share of loan volume, our revenues per module through increased cross-sell of our solutions, or both. We cannot assure you that we will be successful in our efforts to increase either our share of loan volume, our revenues per module through increased cross-sell of our solutions, or both, which could materially adversely affect our business.

***If we fail to increase the number of our customers or retain existing customers, our business may be harmed.***

Our growth depends in large part on increasing the number of customers using our software solutions. To attract customers to our solutions, we must convince them that the utility of, and access to, our software solutions can assist them in their digital transformations, help create new revenue streams, and increase engagement with their customers. In particular, we must enhance the features and functionality of our software solutions and convince financial institutions of the benefits of our software solutions and encourage them to switch from competing loan origination, digital lending, and data analytics solutions or to forgo using more traditional processes and procedures, including (with respect to the loan origination business) paper, facsimile, courier, mail, and email processing.

Due to the fragmented nature of the consumer lending (including mortgage) and CRA industries, many industry participants may not be familiar with our software solutions and the benefits of our solutions. Any consolidation in our industry could also decrease our market advantage and may impact our competitive position. Some of our current and potential customers have developed, and may continue to develop, their own proprietary technologies and may one day replace our solutions with their own technology or even become our competitors. As our customers increase their spend with us, there may be internal pressure to evaluate and potentially create their own internal solutions as a cost-savings measure. We cannot assure you that we will be successful in attracting new customers or retaining existing customers, and increased competition from both competitors and any internal development efforts by our current customers could harm our business.

Additionally, with increased competition, existing customers may decide not to continue to use our software solutions in favor of other alternatives for financial or other reasons. Customer attrition could impact the performance of our business in the future. We have agreements in place with various product partners with respect to the integration between their businesses and our solutions, such as e-signing vendors, insurance providers, dealership integrators, credit card processors, home banking systems, and settlement service tools. Most of these contracts are not long term or are subject to termination rights. An unexpected termination, or a failure to renew, of a significant number of our agreements or relationships with these platform partners could have an adverse effect on our business as our customers may find our solutions less valuable without these integrations. If we lose existing platform partners due to terminations or failures to renew our agreements, we would also lose revenues associated with such platform partners, which could have a material adverse impact on our results of operations and financial condition.

In addition, our recent development efforts have been focused on our cloud-based offerings, and, as a result, we have not invested in upgrading certain legacy products or developing added functionality for them, and may not invest in certain products in the future, including legacy products acquired through past strategic transactions, such as the acquisition of CRIF in 2018. As a result, customers using these legacy products may determine that these legacy offerings no longer satisfy their needs. If we are unsuccessful in transitioning these customers to our newer, cloud-based offerings, these customers may cease doing business with us. Therefore, we must continue to demonstrate to our customers that using our solutions is the most effective and cost-efficient way to maximize their results, and if we are not successful, our business and results of operations could be materially and adversely impacted.

***We may not accurately predict the long-term rate of customer subscription renewals or adoption of our software solutions, or any resulting impact on our revenues or operating results.***

Our customers have no obligation to renew their subscriptions for our software solutions after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew for shorter subscription terms, or on less favorable usage-based or volume-based pricing terms. Since we have only been tracking our retention rates since November of 2020, we have limited historical data with respect to rates of customer subscription renewals and cannot be certain of anticipated renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our pricing or our software solutions or their ability to continue their operations or spending levels. Strategic acquisitions can further complicate our ability to predict customer subscription renewals. If our customers do not renew their subscriptions for our software solutions on similar pricing terms, our revenues may decline and our business could suffer.

Additionally, as the markets for our solutions develop, or as new or existing competitors introduce new solutions or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers, or we may be unable to attract new customers based on the same subscription models that we have used historically or at fee levels that are consistent with our pricing models and operating budget. Moreover, large or influential customers may demand more favorable pricing or other contract terms from us. In addition, our pricing strategy for new solutions may prove to be unappealing to our potential customers, and our competitors could choose to bundle certain solutions and services competitive with ours. If any of these were to occur, we may in the future be required to change our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our revenues, gross margin, profitability, financial position, cash flow, or growth prospects.

***If we cannot continue to innovate our platform and its capabilities or address evolving technological requirements, our software solutions could become obsolete or less competitive and our revenue growth rate may be reduced.***

The market for our software solutions is characterized by rapid technological advancements, changes in customer requirements and technologies, frequent new solution introductions and enhancements, and changing regulatory requirements. The life cycles of our software solutions are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors or large financial institutions could undermine our current market position. Other means of digital or virtual consumer lending and banking may be developed or adopted in the future, and our software solutions may not be compatible with these new technologies. In addition, the technological needs of, and services provided by, the banks, credit unions, mortgage lenders, specialty lending providers, and CRAs that we endeavor to serve may change if they or their competitors offer new services to account holders. Maintaining adequate research and development resources to meet the demands of the market is essential. The process of developing new technologies and software solutions is complex and expensive. The introduction of new products by our competitors, the market acceptance of competitive products based on new or alternative technologies, or the emergence of new technologies or products in the broader financial services industry could render our solutions obsolete or less effective.

The success of any enhanced or new software solution depends on several factors, including timely completion, adequate testing, and market release and acceptance of the solution. Any new software solutions that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects, or may not achieve the broad market acceptance necessary to generate significant revenues. In addition, we must continuously develop, market, and sell new features and functionalities to our existing software solutions that respond to the changing needs of our customers and offer better functionality than competing offerings from other providers. If we are unable to anticipate customer requirements or work with our customers successfully on implementing new software solutions or features in a timely manner or enhance our existing software solutions to meet our customers' requirements, our business, growth prospects, and operating results may be adversely affected.

***We have entered, and may in the future enter into, partnership agreements with third parties for reseller and referral services, which may adversely affect our ability to generate revenues.***

We have entered into and may seek to enter into additional collaborations or partnerships with third parties for reseller services. While we are not substantially dependent upon referrals from any partner, our ability to achieve significant revenue growth in the future will depend upon continued referrals from our partners and growth of the network of our referral partners. Should we seek to collaborate with a third party with respect to a prospective reseller program, we may not be able to locate a suitable partner or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing partners for reseller services, such as the arrangement we have entered into with Jack Henry & Associates, Inc., we have limited control over the time and resources that our partners may dedicate to such services. These partnerships pose a number of risks, including the following:

- partners are under no contractual obligation to continue to refer business to us and further may terminate our reseller or referral arrangement, or may decide not to expand their relationship with us;

- partners may not have sufficient resources, or may decide not to devote the necessary resources to promoting or selling our solutions;

- partners do not have exclusive relationships with us and may decide to pursue a competitive product developed outside of the collaboration arrangement; and

- our competitors may be effective in providing incentives to our partners to favor their software products or prevent or reduce subscriptions to our software solutions.

As a result of the foregoing risks and others, partnership agreements may not lead to successful reseller programs. We also face competition in seeking out partners, and establishing and retaining qualified partners and training them with respect to our software solutions requires significant time and resources. If we are unable to secure new partnerships that achieve the partner's objectives and meet our expectations, we may be unable to generate meaningful revenues, and we may lose sales opportunities if we are unable to devote significant time and resources to establish and train partners or if we are unable to maintain successful relationships with them.

***We may acquire or invest in companies, or pursue business partnerships, which could prove difficult to integrate, divert our management's attention, or dilute stockholder value, and we may be unable to realize the expected benefits of such acquisitions, investments, or partnerships.***

We have completed, and may in the future, consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets. We may also enter into relationships with other businesses to expand our platform capabilities, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to approvals that are beyond our control. If an acquired business fails to meet our expectations, our operating results, business, and financial position may suffer. We may not be able to find and identify desirable acquisition targets, we may incorrectly estimate the value of an acquisition target, and we may not be successful in entering into an agreement with any particular target. We may not integrate an acquired company smoothly, successfully, or within our budgetary expectations and anticipated timetable. If we are successful in acquiring additional businesses, we may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- our inability to integrate or benefit from developed technologies or services;

- unanticipated costs or liabilities associated with the acquisition;

- incurrence of acquisition-related costs;

- difficulty, including unanticipated delays, costs, or inefficiencies associated with, integrating the operational and compliance policies and practices, technology, accounting systems, operations, and control environments of the acquired business and integrating the acquired business or its employees into our culture;

- difficulties and additional expenses associated with supporting legacy products and infrastructure of the acquired business;

- difficulty retaining or converting the customers of the acquired business to our software solutions and contract terms, including disparities in subscription terms, or the acquisition of existing customer agreements with less than favorable terms;

- difficulty retaining or leveraging partnerships of the acquired business and contract terms;

- additional costs for the support or professional services model of the acquired company;

- diversion of management's attention and other resources;

- adverse effects to our existing business relationships with business partners and customers;

- the issuance of additional equity securities that could dilute the ownership interests of our stockholders;

- incurrence of debt on terms unfavorable to us or that we are unable to repay;

- incurrence of substantial liabilities;

- difficulties retaining key employees of the acquired business; and

- adverse tax consequences, substantial depreciation, or deferred compensation charges.

Accordingly, we may fail to realize some or all of the anticipated benefits of the acquisition, such as increase in our scale, diversification, cash flows, and operational efficiency. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

***The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies, or other competitive dynamics could adversely affect our growth, business, results of operations, and future prospects.***

The markets in which we compete, however, are highly competitive, fragmented, evolving, complex, and defined by rapidly changing technology and customer demands. We currently compete with providers of technology and products in the financial services industry, primarily point solution vendors that focus on building functionality that competes with specific components of our solutions. From time to time, we also compete with systems internally developed by financial institutions.

Many existing and potential competitors enjoy substantial competitive advantages, such as:

- larger sales, development, support, and marketing budgets and resources;

- the ability to bundle competitive offerings;

- greater brand recognition and longer operating histories;

- more extensive customer bases and broader customer relationships;

- lower labor and development costs;

- greater resources to make acquisitions;

- larger and more mature intellectual property portfolios; and

- substantially greater financial, technical, management, and other resources.

Further, one of our competitors may establish or strengthen a cooperative relationship with, or acquire one or more software application, data analytics, compliance, or network vendors. We may also face competition from new companies entering our markets, which may include large established businesses that decide to develop, market, or resell cloud-based banking technology, acquire one of our competitors, or form a strategic alliance with one of our competitors. New companies entering our markets may choose to offer cloud-based consumer lending and related products at little or no additional cost to the customer by bundling them with their existing products, including adjacent financial services technologies. In addition, our current and potential customers have developed, and may continue to develop, their own in-house solutions that could replace our solutions within their organizations.

We expect competition to intensify in the future, and these competitive pressures in our markets or our failure to compete effectively may result in fewer customers, increased pricing pressure, reduced revenues and gross profit, increased sales and marketing expenses, and loss of market share. Any failure to meet and address these factors could materially and adversely affect our business, operating results, and financial condition.

***If the market for cloud-based solutions develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our results of operations would be adversely affected.***

We do not know whether our prospective customers will continue to adopt cloud-based financial products such as our software solutions or whether the market will change in ways we do not anticipate. Many potential customers have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling, or unable to convert from their existing systems to our solutions. Furthermore, these potential customers may be reluctant, unwilling, or unable to use cloud-based financial solutions due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause prospects to choose not to adopt cloud-based financial products such as ours or to adopt them more slowly than we anticipate, either of which would adversely affect us. Our future success also depends on our ability to sell additional solutions and functionality to our current and prospective customers. As we create new solutions and enhance our existing solutions to meet anticipated market demand, these solutions and enhancements may not be attractive to customers. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality, our business and results of operations could suffer. If potential customers are unwilling or unable to transition from their legacy systems, or if the demand for our solutions does not meet our expectations, our results of operations and financial condition will be adversely affected.

***We derive all of our revenues from customers in the financial services industry, and any downturn or consolidation or decrease in technology spend in the financial services industry could adversely affect our business.***

All of our revenues are derived from customers in the financial services industry, an industry which has experienced significant pressure in recent years due to economic uncertainty, low interest rates, liquidity concerns, and increased regulation. In the past, financial institutions have experienced consolidation, distress, and failure. It is possible these conditions may reoccur.

Recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States, in particular those with exposure to certain types of depositors and portfolios of investment securities in the face of rapid interest rate increases. In March 2023, after being closed by their respective state authorities, the Federal Deposit Insurance Corporation took control of Silicon Valley Bank and Signature Bank due to liquidity concerns, and a number of other financial institutions experienced turbulence and a precipitous decline in market value. It is possible these conditions may persist, deteriorate or reoccur, and may negatively impact our results of operations and financial condition.

If any of our customers merge with or are acquired by other entities, such as financial institutions that have internally developed technology products or that are not our customers or use our software solutions less, we may lose business. Additionally, changes in management of our customers could result in delays or cancellations of the implementation of our software solutions. Consolidation within the financial services industry could also lead to fewer, but larger customers, who may have increased bargaining power, which could lead to lower prices or more favorable terms for our customers. Our business may also be materially and adversely affected by weak economic conditions in the financial services industry generally. Any downturn in the financial services industry may cause our customers to reduce or delay their spending on technology or cloud-based financial products or to seek to terminate or renegotiate their contracts with us.

Additionally, a prolonged economic slowdown may result in reduced consumer demands for loans and reduced application volume for credit, employment, tenant, or other forms of screening, which would negatively impact our revenues from existing customers due to the volume-based aspect of our customer agreements. Due to recent levels of inflation, the U.S. Federal Reserve has begun to increase interest rates, which could also reduce consumer demand for loans and materially and adversely impact our business. Moreover, even if the overall economy is robust, economic fluctuations caused by factors such as the U.S. Federal Reserve changing interest rates or otherwise managing market liquidity may cause potential new customers and existing customers to become less profitable and therefore forego or delay purchasing our software solutions or reduce the amount of spend with us, which would also materially and adversely affect our business.

**Risks Related to Our Business and Operations**

***Uncertain or weakened economic conditions, including as a result of increasing interest rates, and rising inflation, may continue to heighten many of our known risks and has affected, continues to affect, and may adversely affect our industry, business, and results of operations.***

Our overall performance depends on economic conditions, which are beyond our control and may be difficult or impossible to forecast. The United States and other key international economies have experienced significant economic and market downturns and periods of uncertainty, including recently in connection with increasing interest rates, and rising inflation, and are likely to experience additional cyclical downturns from time to time, in which economic activity is impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, inflation, fluctuations in interest rates, reduced corporate profitability, volatility in credit and equity markets, bankruptcies, and overall uncertainty. Macroeconomic developments can arise suddenly, as did the conditions associated with the fluctuating rates of inflation, and the full impact can be difficult to predict. Adverse macroeconomic conditions, including inflation, slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher or fluctuating interest rates, high unemployment, and currency fluctuations have in the past and may in the future adversely impact the rate of technology spending generally and could adversely affect our customers' ability or willingness to purchase our software solutions, delay prospective customers' purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, or impact the demand for our customers' services, any of which could adversely affect our results of operations. As a result, our operating results are sensitive to changes in macroeconomic conditions that impact our customers' technology spending and overall usage, volume, and type of transactions handled or processed using our software solutions.

We moved to a fully remote work-from-home work model in 2020 and plan to continue operating as remote-first. However, we cannot be certain that a prolonged remote work model will continue to be effective or will not introduce new operational difficulties that could result in harm to our business. Our shift to remote work has caused us to assess our IT security measures, identify any vulnerabilities, and enhance protections against unauthorized access to our network and systems. We cannot guarantee these private work environments and electronic connections to our work environment have the same robust security measures deployed in our physical offices. While we have not yet experienced a network breach or intrusion as a result of moving to a remote work model, we are unable to unequivocally affirm that the protective measures we have taken will remain sufficient given the ever-changing threat landscape, and any such related security compromise that may occur could materially and adversely impact our business, results of operations, or reputation.

We continue to evaluate, and adjust, our hiring plans and investment spending accordingly. We are monitoring the potential effects of changed rate of spending on software solutions, purchasing decisions, delayed payments, and supply chain shortages on our business. To the extent economic volatility adversely affects our business, results of operations, financial condition, or liquidity, many of the other risks described in this "Risk Factors" section may also be heightened.

***A cybersecurity incident or compromise of our security measures or those of third parties we rely on could result in unauthorized access to or other compromise of customers' data or customers' clients' data, which may materially and adversely impact our reputation, business, and results of operations.***

Certain elements of our business and software solutions, particularly our origination and analytics solutions, involve the processing and storage of personally identifiable information, or PII, such as banking information and PII of our customers' clients. We may also have access to PII during various stages of the implementation process of our solutions or during the course of providing customer support. Furthermore, as we develop additional functionality, we may gain greater access to PII and process additional PII. While we maintain policies, procedures, and technological safeguards designed to protect the confidentiality, integrity, and availability of this information and our information technology systems, we cannot entirely eliminate the risk of improper, unlawful, or unauthorized access to, or disclosure, alteration, corruption, unavailability, or loss of PII or other data that we process or maintain, other security events that impact the integrity or availability of PII or our systems and operations, or the related costs we may incur to mitigate the consequences from certain events such as the following:

- third-party social engineering attempts to fraudulently induce our employees, partners, or customers to disclose sensitive information;

- malicious intrusions and attacks by individuals or groups of hackers and sophisticated organizations, such as state-sponsored organizations or nation-states, to launch coordinated attacks, such as ransomware and distributed denial-of-service attacks;

- cyberattacks such as ransomware on our internally built infrastructure on which many of our solutions operate, or on third-party cloud-computing platform providers;

- vulnerabilities resulting from the configuration, implementation, enhancement, or update of our software solutions, as well as in the products or components across the broad ecosystem that our solutions operate in conjunction with and are dependent on;

- vulnerabilities or breach of those third-party providers (cloud, software, data center, and other critical technology vendors) security measures or a failure in our third-party providers' data security procedures, measures, and policies;

- vulnerabilities existing within new technologies and infrastructures, including those from acquired companies;

- attacks on, or vulnerabilities in, the many different underlying networks and services that power the Internet that our products depend on, most of which are not under our control or the control of our vendors, partners or customers; and

- employee or contractor human errors or intentional insider threats that compromise our security systems.

Currently, we mitigate these risks, to the extent possible, by maintaining and enhancing an information security program, and an incident response and disaster recovery program, as well as participating in third-party audits. Our board of directors formed a cybersecurity committee to delegate oversight of risks in this area, and our board of directors, cybersecurity committee, and executive leadership are briefed on our cybersecurity policies, practices, and efforts, and any cybersecurity events, on a routine basis and as appropriate. When engaging third-party providers who have access to our systems, applications or data, we assess their policies and procedures relating to cybersecurity and privacy. Although we have developed systems and processes designed to protect our customers' clients' sensitive data, we can provide no assurances that such measures will provide absolute security or that a material cybersecurity incident will not occur. Mitigation efforts may be impacted by factors such as:

- changes to, and complexity of, techniques used to obtain unauthorized access to, or sabotage IT systems and infrastructure, which generally are not identified until after an initial launch against a target, resulting in a reduced ability to anticipate or implement adequate preventive measures;

- continued refinement, updating, and replacement of our internal systems and technology, particularly when adopting new technologies and new methods of sharing data and communicating internally and with customers and partners;

- the acquisition of new companies and their solutions, requiring us to integrate, improve, and secure different or more complex IT environments and technologies;

- authorization by our customers to third-party technology providers to access their clients' data, which may lead to our customers' inability to protect their data that is stored on our servers;

- our limited control over our customers or third-party technology providers, or the processing of data by third-party technology providers, which may not allow us to maintain the integrity or security of such transmissions or processing; and

- increased risk of security compromises associated with our employees working remotely.

A cybersecurity incident or compromise could result in operational disruptions, loss, compromise, unauthorized use of, or access to, alteration, or corruption of customer data or customers' client data or data we rely on to provide our software solutions, including our analytics initiatives and offerings, that impair our ability to provide our software solutions and meet our customers' requirements. Such impairment would result in decreased revenues and otherwise materially negatively impact our financial results. Also, the occurrence, or perception of an occurrence, of any of these events could results in a loss of confidence in the security of our services, irreparable reputational damage, a decline in current and prospective customer use of our software solutions, business disruptions, increases in cybersecurity insurance premiums, and allocation of significant financial and operational resources in response, including repairing system damage, increasing security protection costs by deploying additional personnel and protection technologies, and defending against and resolving legal and regulatory claims and proceedings. The detection, prevention, and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional financial burdens due to additional direct and indirect costs, such as additional infrastructure capacity spending to mitigate any system degradation and the reallocation of resources from development activities. Furthermore, cybersecurity incidents and compromises could expose us to legal, regulatory, and financial exposure and liability, notification requirements, third-party claims and lawsuits, indemnification, or other claims from customers and other third parties, regulatory investigations or proceedings, fines, or other actions or liabilities, which could materially and adversely affect our business and results of operations. In addition, some of our customers contractually require notification of cybersecurity incidents or compromises and include representations and warranties in their contracts with us that our software solutions comply with certain legal and technical standards related to cybersecurity and privacy and meets certain service levels. In certain of our contracts, a cybersecurity incident or compromise or operational disruption impacting us or one of our vendors, or system unavailability or damage due to other circumstances, may constitute a material breach of contract and give rise to a customer's right to terminate their contract with us or may cause us to be liable for certain monetary penalties, including as a result of a failure to meet service level agreements.

As of the date of this Annual Report on Form 10-K, we have not experienced any material impact to the business or operations resulting from cybersecurity attacks; however, we and our third-party vendors have experienced non-material incidents in the past, and because of the frequently changing nature of attack techniques, along with the increased volume and sophistication of the attacks, there is the continued potential for us to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm, as well as financial costs and regulatory action. We maintain cybersecurity insurance in the event of an information security or cyber incident, however, the coverage may not be sufficient to cover all financial losses. In these circumstances, it may be difficult or impossible to cure such a cybersecurity incident or compromise in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, there can be no assurance that such limitations of liability would be adequate. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will be available on acceptable terms or in sufficient amounts to cover one or more claims or that our insurers will not deny or attempt to deny coverage as to any future claim. The successful assertion of one or more claims against us, the inadequacy or denial of coverage under our insurance policies, litigation to pursue claims under our policies, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could materially and adversely affect our business and results of operations.

***Defects, errors, or other performance problems in our software solutions could harm our reputation, result in significant costs to us, impair our ability to sell our software solutions, and subject us to substantial liability.***

Our software solutions are complex and, in the past, have contained defects, viruses, or errors when implemented or when new functionality is released. Such defects or disruptions could be the result of undetected vulnerabilities in third-party supplied software and technologies, bug fixes or upgrades, whether in connection with day-to-day operations or otherwise, or employee, contractor, or other third-party acts or inaction. Despite extensive testing, from time to time we have discovered, and may in the future discover, defects or errors in our software solutions. We may experience temporary system interruptions, either to our solutions as a whole, individual software solutions or groups thereof, or to some or all of our software hosting locations, for a variety of reasons, including network failures, power failures, software errors, or an overwhelming number of users trying to access our software solutions during periods of strong demand. Defects, errors, outages, or other performance problems or disruptions in our software solutions or service could be costly for us, damage our customers' businesses, result in loss of credibility with current or potential customers or partners, and harm our reputation, any of which could result in a material adverse effect on our business, operating results, and financial condition. In addition, our customers could seek to terminate their contracts, elect not to renew their subscriptions, delay or withhold payment, or make claims against us.

Because we are dependent on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, if at all. As we rely heavily on our servers, computer, and communications systems and the Internet to conduct our business, any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation, or adverse publicity. Errors, defects, or other problems could also result in reduced sales or a loss of, or delay in, the market acceptance of our software solutions.

***If we are unable to effectively integrate our software solutions with other systems, products, or other technologies used by our customers and prospective customers, or if there are performance issues with such third-party systems, products, or other technologies, our software solutions will not operate effectively and our operations will be adversely affected.***

The functionality of our software solutions depends on our ability to integrate with other third-party systems, products, and other technologies used by our customers. Certain providers of these third-party systems, products, or other technologies also offer products that are competitive with our software solutions. These products may have an advantage over ours if customers using their software are better able to integrate with their own software. In addition, these third-party providers may be able to bundle their competitive products with other applications used by our customers and prospective customers at favorable pricing.

In addition, some of our competitors may be able to disrupt the operations or compatibility of our solutions with their products or services or exert strong business influence on our ability to, and terms on which we, provide our solutions. For example, core banking system companies provide critical back-end services to financial institutions. If these core banking system companies seek to compete with us in the markets we target or make it more difficult for us to integrate our solutions with their offerings, our business and results of operations could be materially and adversely affected. We do not have formal arrangements with all third-party providers regarding our access to their APIs to enable these customer integrations.

Our business may be harmed if any of our third-party providers:

- change the features or functionality of their applications and platforms in a manner adverse to us;

- discontinue or limit our software solutions' access to their systems or other technologies;

- terminate or do not allow us to renew or replace our existing contractual relationships on the same or better terms;

- modify their terms of service or other legal terms or policies, including fees charged to, or other restrictions on, us or our customers;

- establish exclusive or more favorable relationships with one or more of our competitors, or acquire one or more of our competitors and offer competing services; or

- otherwise have or develop their own competitive offerings.

Third-party services and products are constantly evolving. We may not be able to modify our solutions to assure compatibility with that of other third parties as they continue to develop or emerge in the future or make such modifications in a timely and cost-effective manner. Such changes could limit or prevent us from integrating our software solutions with these third-party systems, which could impair the functionality of, prohibit the use of, or limit our ability to sell our software solutions to customers. If we are not permitted or able to integrate with such third-party technologies as a result of changes to, or third parties restricting our access to, the technologies during the terms of existing customer agreements, we may not be able to meet our contractual obligations to customers who use such third-party software. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our solutions or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of our products with these products could decrease, and our business, results of operations, and financial condition would be harmed. In addition, if any third-party technology providers experience an outage, our software solutions integrated with such technology will not function properly or at all, and our customers may be dissatisfied with our software solutions. If the technology of such third-party providers has performance or other problems, such issues may reflect poorly on us, and the adoption and renewal of our software solutions and our business may be harmed. Although our customers may be able to switch to alternative technologies if a provider's services were unreliable or if a provider were to limit such customer's access and utilization of its data or the provider's functionality, our business could nevertheless be harmed due to the risk that our customers could reduce their use of our software solutions.

***As the number of customers that we serve increases, we may encounter implementation challenges, and we may have to delay revenue recognition for some complex engagements, which would harm our business and operating results.***

We may face unexpected implementation challenges related to the complexity of our customers' implementation and integration requirements. Our implementation expenses increase when customers have unexpected data, integrations, hardware, or software technology challenges or complex or unanticipated business requirements. In addition, certain of our customers require complex acceptance testing related to the implementation of our software solutions. Further, because we do not fully control our customers' implementation schedules, implementation issues may occur if our customers do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays. Any difficulties or delays in implementation processes could cause customers to delay or forego future purchases of our software solutions or require us to delay revenue recognition under the related customer agreement longer than expected, either of which would adversely affect our business, operating results, and financial condition.

***If we fail to offer high-quality customer support or fail to meet our service level commitments, we could be obligated to provide credits or refunds or face contract terminations, which could adversely affect our business, operating results, reputation and financial condition.***

Our customers rely on our customer support services to resolve issues and realize the full benefits provided by our solutions. High-quality support is also important to maintain and drive further adoption by our existing customers. If we do not help our customers quickly resolve issues and provide effective ongoing support or if our support personnel or methods of providing support are insufficient to meet the needs of our customers, our ability to retain customers, increase adoption by our existing customers, and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed. If we are not able to meet the customer support needs of our customers during the hours that we currently provide support, we may need to increase our support coverage and provide additional support, which may reduce our profitability.

Additionally, certain of our agreements with our customers contain service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our solutions, we may be contractually obligated to provide these parties with service credits or refunds. In addition, we could face contract terminations, in which case we would be subject to a loss of future revenues. Our revenues could be significantly affected if we suffer unexcused downtime under our agreements with our customers and partners. Further, any extended service outages could adversely affect our reputation, revenues, and operating results.

***Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.***

We track certain key operating metrics using internal tools, which have certain limitations. In addition, we rely on data received from third parties, including industry forecast reports, to track certain performance indicators. We have only a limited ability to verify data from both of these sources. Our methodologies for tracking metrics have changed, and may in the future continue to change, which could result in changes to the metrics we report. If we under count or over count performance due to the internal tools we use or issues with the data received from third parties, or if our internal tools contain errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If our performance metrics are not, or are not perceived to be, accurate representations of our financial or operational performance, if we discover material inaccuracies in our metrics, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, operating results, and financial condition could be adversely affected.

***Our usage and volume-based pricing can cause revenue fluctuation and may adversely affect our business and operating results.***

Our customer relationships are generally conducted in accordance with the terms of multi-year contracts that, among other things, may provide for minimum purchases and specified levels of pricing based on the volume of loans, applications, or searches conducted or processed during the applicable billing period. These contractual features are key determinants of profitability. Certain of our contracts provide for contractually scheduled price changes. From time to time, we also negotiate pricing or other changes with our existing customers that include, but are not limited to, extending or renewing a contract or adjusting minimum volumes. Our usage and volume-based pricing, which is seasonal and cyclical, can cause our revenues to fluctuate which could affect our business. Additionally, our usage and volume-based pricing can be negatively impacted by macroeconomic trends, which may disproportionately impact our revenues and operating results.

We depend on satisfied customers to succeed and, in certain instances, have aligned our financial goals with those of our customers. Our historical contracts are subject to de minimis minimum commitments with certain of our customers, who may be less willing or able to accommodate modifications to our contracts given their own business constraints. Such minimum commitment obligations may not be cost-effective or provide positive returns.

***Our sales cycle can be unpredictable, time-consuming, and costly, which could harm our business and operating results.***

Our sales process involves educating prospective customers and existing customers about the use, technical capabilities, and expected outcomes of our software solutions. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our software solutions but also those of our competitors, and typically lasts from six to nine months or longer. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. It is also difficult to predict the level and timing of sales opportunities that come from our referral partners. Events affecting our customers' businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and operating results. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability in the future.

***If we fail to effectively expand our sales and marketing capabilities and teams, including through partner relationships, or if we fail to develop, maintain and enhance our brands, we may not be able to increase our customer base and achieve broader market acceptance of our software solutions.***

While we expect to continue to grow headcount in our sales and marketing teams over the long-term, we authorized workforce reductions in connection with our 2023 Restructuring Plan and our 2024 Realignment Plan (each as defined below). We may be unable to effectively manage the organizational changes we are making in connection with the 2023 Restructuring Plan and 2024 Realignment Plan, which could result in declines in quality or customer satisfaction, increases in costs, difficulties in obtaining new customers, difficulty in introducing new solutions to our existing customers, difficulty in deploying solutions to new and current customers, reputational harm, loss of customers, or operational difficulties in executing sales and other strategies, any of which could adversely affect our business performance and operating results.

Increasing our customer base and achieving broader market acceptance of our software solutions will depend on our ability to expand the abilities of our sales and marketing organizations to obtain new customers and sell additional solutions and services to existing customers, including through the use of our formal and informal relationships with our referral and reseller partners. We believe there is significant competition for direct sales and marketing professionals with the skills and knowledge that we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future. Moreover, new hires require significant training and time before they become fully productive and may not become as productive as quickly as we anticipate. As a result, the cost of hiring and carrying new representatives cannot be offset by the revenues they produce for a significant period of time.

Furthermore, we believe that maintaining and enhancing the brands associated with our solutions is important to support the marketing and sale of our existing and future solutions to new customers and to increase adoption of our solutions by existing customers. If we fail to sufficiently invest in our marketing programs or they are unsuccessful in creating market awareness of our company and software solutions, our business may be harmed, and our sales opportunities may be limited. Our promotion activities may not generate brand awareness or yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incur in building our brand, which may negatively impact our results of operations.

***Our product partners may change their dependence on our system for providing service to their customers, which could harm our business and operating results.***

Our continued success will depend in part on our ability to retain a number of key product partners. In addition, we believe that our future success will depend in large part on our ability to attract product partners who utilize our system to service their customers, driving further volumes through our platform. Value associated with our platform is derived from the ability of our customers to access these product partners through our solutions. There can be no assurance that we will be successful in attracting and retaining such partners. The loss of certain key product partners or our inability to attract or retain other product partners could have a material adverse effect on our business, operating results, and financial condition.

***We may not achieve some or all of the expected benefits of our restructuring or organizational realignment plans, and such restructuring or realignment may adversely affect our business.***

We have undertaken, and may undertake in the future, restructuring, organizational realignment, or other strategic changes in order to manage operating costs, enable efficient delivery on business objectives, allow for growth in areas of strategic importance, adapt our business to serve customers more effectively, align teams with the Company's highest business priorities, and achieve operating efficiencies, including the restructuring plan approved by our Board in February 2023, or the 2023 Restructuring Plan, which was completed during the three months ended June 30, 2023, and the 2024 Realignment Plan approved in January 2024. The 2023 Restructuring Plan resulted in restructuring charges of $3.6 million for severance and related costs, and we estimate we will incur approximately $3.3 million to $4.3 million in connection with the 2024 Realignment Plan. Implementation of any restructuring or organizational realignment plan may be costly and disruptive to our business, and we may not be able to obtain the anticipated cost savings, operational improvements, strategic growth, and estimated workforce reductions within the projected timing or at all. Further, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency, adverse effects on employee morale, and/or key or other retention issues during transitional periods. Restructuring and realignment can require a significant amount of time and focus, which may divert attention from operating and growing our business. For more information about our 2023 Restructuring Plan and 2024 Realignment Plan, see Note 12 and Note 16, respectively, to our consolidated financial statements elsewhere in this Annual Report on Form 10-K.

***We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.***

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance, creative, and sales and marketing personnel. Moreover, we believe that our future success is highly dependent on the contributions of our executive officers. All of our officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. In addition, the loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our software solutions and harm the market's perception of us. The workforce reductions we implemented and are implementing as part of our 2023 Restructuring Plan and 2024 Realignment Plan may also adversely impact our ability to attract, integrate, retain, and motivate highly qualified employees, and may harm our reputation with current or prospective employees. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing sales, operational, and managerial requirements, or may be required to pay increased compensation in order to do so. Furthermore, although we believe a remote-first work model will help us attract and retain talent across a broad geographic base, a remote work environment could, among other things, negatively impact company culture, employee morale, and productivity, inhibit our ability to hire and train new employees, and impede our ability to support customers at the levels they expect. If we are unable to attract and retain the qualified personnel we need to succeed, our business will suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Certain of our employees have become, or will soon become, vested in a substantial amount of stock options or restricted stock units. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the vested options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. In addition, job candidates and existing employees often consider the actual and potential value of the equity awards they receive as part of their overall compensation. If the perceived value or future value of our stock declines, our ability to attract and retain highly skilled employees may be adversely affected. If we are unable to retain or find a suitable replacement for our named executive officers or other key employees, our business will be harmed.

***Growth may place significant demands on our management and our infrastructure.***

Our growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers enhanced software solutions, features, and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. To support our growth, we must also continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. Continued growth could also strain our ability to maintain reliable service levels for our customers and recruit, train, and retain highly skilled personnel.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business would be harmed.

***We depend on data centers operated by third parties and third-party cloud hosting providers, and any disruption in the operation of these facilities or access to the Internet could adversely affect our business.***

While the majority of our customers have been migrated to cloud-based solutions like Microsoft Azure and Amazon Web Services, we continue to serve a small subset of our customers from two third-party data center hosting facilities located in Lone Mountain, Nevada and Atlanta, Georgia. We do not control the operation of these data centers, and the third-party owners and operators of these current and future facilities do not guarantee that our customers' access to our software solutions will be uninterrupted, error-free, or secure. Problems associated with these data centers could adversely affect the experience of our customers. Any disruptions or other operational performance problems with these data centers including without limitation, interruptions in service from software or hardware failures, virus or cybersecurity attacks, terrorism, or natural disasters, could result in material interruptions in our services, adversely affect our reputation and results of operations, and subject us to liability.

We also depend on third-party cloud-hosting providers and continuous and uninterrupted access to the Internet through third-party bandwidth providers to operate our business. As we continue to expand the number of our customers and available solutions, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, Internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our solutions or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, if there is a service lapse, interruption of Internet service provider connectivity, or damage to data centers, or if we experience a service loss or disruption of one or more of our cloud-hosting or bandwidth providers for any reason, such as viruses, denial of service, ransomware, cybersecurity attacks or other attacks on their systems, human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes, or other catastrophic events, we could experience disruption in our ability to offer our software solutions and adverse perception of our software solutions' reliability. We could also be required to retain the services of replacement providers, which could cause interruptions in access to our solutions as well as delays and additional expense in arranging new facilities and services and could also increase our operating costs and harm our business and reputation. Additionally, any need to change cloud-hosting service providers would require a significant amount of time and effort by our information technology department.

***We have a significant portion of our product development operations contracted to unrelated third parties in India, which poses risks.***

We have used, and intend to continue to use, unrelated third parties to provide us with technology development services, through individuals based in India. We have increased the amount of our product development work performed by contractors in India to expand our access to additional resources so we can meet the needs of our increased development efforts. However, we may not achieve the cost savings and other benefits we anticipate from these programs, and we may not be able to find sufficient numbers of developers with the necessary skill sets in India to meet our needs. While our experience to date with our India-based contractors has been positive, there is no assurance that this will continue. Specifically, there are a number of risks associated with this activity, including, but not limited to, the following:

- communications and information flow may be less efficient and accurate as a consequence of the time and distance differences between our primary development organization and the foreign-based activities, resulting in delays in development or errors in the software developed;

- in addition to the risk of misappropriation of intellectual property from departing personnel, there is a general risk of the potential for misappropriation of our intellectual property that might not be readily discoverable;

- the ability to obtain fulsome rights to intellectual property arising from the work performed by India-based individuals may be more difficult than it is with respect to intellectual property arising from work performed for us by our U.S.-based employees;

- the quality of the development efforts undertaken offshore may not meet our requirements, including due to experiential differences, resulting in potential product errors and/or delays;

- currency exchange rates could fluctuate and adversely impact the cost advantages intended from maintaining these relationships; and

- as would be the case with any of our third-party developers, if those based in India were to leave their employment or if the third-party development services agreement with us were terminated, we would lose some short-term development capacity, and while we believe we would still be able to continue maintaining and improving all of our service offerings, we would need to expend resources and management time to on-board additional development resources.

In addition, as a result of the foregoing arrangements, we have a heightened risk exposure to changes in the economic, security, and political conditions of India. Economic and political instability, military actions, and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and/or fail to attract new customers.

**Risks Related to Legal and Regulatory Matters**

***Privacy, information security, and data protection concerns, data collection and transfer restrictions, and related domestic regulations may limit the use and adoption of our software solutions and adversely affect our business and results of operations.***

The regulatory framework governing privacy, information security, data protection, and the collection, processing, storage, and use of certain information, particularly financial and other personally identifiable information, is rapidly evolving. We expect that there will continue to be new proposed and adopted laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States. For example, California enacted the California Consumer Privacy Act, or CCPA, which went into effect in January 2020 and, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information, as well as the right to opt-out of collection of their data and certain sales of personal information. Additionally, on November 3, 2020, the California Privacy Rights Act, or CPRA, was approved by California voters. The CPRA amends and expands the CCPA and went into effect January 1, 2023. The CCPA and the CPRA has required us to modify and augment our practices and policies and incur substantial costs and expenses in an effort to comply or respond to further changes to laws or regulations.

We cannot yet fully determine the impact that these or future laws, rules, and regulations may have on our business or operations. Any such laws, rules, and regulations may be inconsistent among different jurisdictions, subject to new or differing interpretations, or conflict with our current or future practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of information, including financial and PII, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Any failure or perceived failure by us, our third-party service providers, or any other third parties with which we do business, to comply with these laws, rules, and regulations, or with other obligations to which we or such third parties are or may become subject, may materially and adversely affect our business and results of operations, and result in reputational harm, governmental investigations and enforcement actions, litigation, claims, fines and penalties, or adverse publicity.

Additionally, if in the future we seek to sell our solutions outside of the United States, we would face similar or potentially more stringent laws and regulations relating to personal privacy, information security, and data protection and we cannot be certain we would be able to adequately address these laws and regulations as part of any international expansion without incurring substantial costs and expenses to comply.

***Our customers are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider to financial institutions could adversely affect our business and results of operations, increase costs, and impose constraints on the way we conduct our business.***

Our current and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our software solutions address. As a provider of technology to financial institutions, and as a result of obligations under some of our customer contracts, we are required to comply with certain provisions of the Gramm-Leach-Bliley Act, or GLBA, related to the privacy and security of certain consumer information, in addition to other contractual obligations that relate to our customers' obligations under the GLBA and other laws and regulations to which they are subject, including, but not limited to, state privacy laws and regulations. We also may be subject to other laws and regulations, including those relating to privacy and data security, due to the software solutions we provide to financial institutions.

Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of data processing services, the agreements giving rise to those processing activities, and the design of our software solutions. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. If we must make changes to our internal processes and software solutions as a result of these regulations, we could be required to invest substantial additional time and funds, diverting time and resources from other initiatives to remedy any identified deficiency.

Our indirect, wholly-owned subsidiary, Professional Credit Reporting, Inc., functions as a consumer reporting agency and, as a result, is subject to rules and regulations applicable to consumer reporting agencies, such as the Fair Credit Reporting Act, or FCRA. In addition, with our acquisition of the assets of TazWorks and MeridianLink Wholesale Data, LLC, doing business as Trade House Data, we may have additional exposure to FCRA as a wholesale data furnisher of certain background screening pointer data. Other than these exposures to FCRA, we have adopted the position that we are not otherwise subject directly to the FCRA in our position as a technology provider to financial institutions and CRAs. It is possible that this position may be challenged by regulatory authorities or others, however, which could result in regulatory investigations and other proceedings, claims, and other liability, and which could require us to redesign our solutions and otherwise substantially modify our operations, processes, and solutions. This could require dedication of substantial funds and other resources, and time of management and technical personnel, which could be highly disruptive to our operations. This could adversely affect our business and results of operations. The CRA industry is facing aggressive litigation efforts from plaintiffs' attorneys against CRAs requiring substantial resources from us in response to subpoenas and additional technical software reporting requests. These efforts could affect us more significantly if additional customers are impacted or if MeridianLink is otherwise implicated in such litigation.

The evolving, complex, and often unpredictable regulatory environment in which our customers operate could result in our failure to provide compliant software solutions, which could result in customers not purchasing our software solutions or terminating their contracts with us or the imposition of fines or other liabilities for which we may be responsible. In addition, as a service provider to financial institutions, we may be subject to direct regulation and examination by federal and/or state agencies, and such agencies may attempt to further regulate our activities in the future which could adversely affect our business and results of operations.

***Any future litigation against us could damage our reputation and be costly and time-consuming to defend.***

We have been in the past and may be, at any point, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees. In other instances, our customers become involved in litigation where we are required to provide information pursuant to a court order, subpoena, or customer request. From time to time, we also may initiate litigation to enforce our rights, including with respect to payments that we are owed. Litigation could result in reputational damage and substantial costs and may divert management's attention and resources, any of which may adversely impact our business, overall financial condition, and results of operations and affect the value of our common stock. While we maintain insurance coverage for certain types of claims, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise. We are not currently aware of any material pending or threatened litigation against us but can make no assurances the same will continue to be true in the future.

***If we are unable to protect our intellectual property, our business could be adversely affected.***

We rely on a combination of copyrights, trademarks, service marks, patents and trade secret laws, confidentiality obligations, and other contractual restrictions to establish and protect our intellectual property and other proprietary rights. Despite our efforts, these protections may be limited and may not adequately permit us to gain or keep any competitive advantage. Unauthorized third parties may try to copy or reverse engineer our solutions, technology, systems, methods, processes, or proprietary information. A third party may develop software solutions, adopt trade names or domain names, or acquire other intellectual property and proprietary rights similar to ours, thus diluting or diminishing the value of our intellectual property, proprietary rights, and overall brand. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our agreements with third parties. Our patents may be invalidated or circumvented. A patent application may not be issued with the claim scope we seek, if at all. In addition, the laws of some countries do not provide the same level of intellectual property protection as U.S. laws and courts.

We may be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We may also allow certain of our registered intellectual property rights, or our pending applications or registrations for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile. Our inability to protect our intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay sales or the implementation of our software solutions, impair the functionality of our software solutions, delay introductions of new software solutions, result in our substituting less-advanced or more-costly technologies into our software solutions, or harm our reputation. In addition, should any of our protections fail, we may be required to license additional intellectual property from third parties to develop and market new software solutions, and we cannot ensure that we could license that intellectual property on commercially reasonable terms or at all.

***We use open source software in our solutions, which could subject us to litigation or other actions, or otherwise negatively affect our ability to sell our solutions.***

Our solutions incorporate software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability and unknown vulnerabilities of such software may make our solutions more susceptible to compromise. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to provide or distribute our solutions.

We could become subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties, to re-engineer our solutions, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations. Although we monitor our use of open source software to avoid subjecting our solutions to unintended conditions, such use may require us to take remedial action that may divert resources away from our development efforts and could materially adversely affect our business.

***Lawsuits by third parties against us or our customers for alleged infringement of the third parties' proprietary rights or for other intellectual property-related claims relating to our solutions or business could result in significant expenses and harm our operating results.***

Our industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property and proprietary rights, along with frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have been, and, from time to time, expect to be involved in disputes related to patent and other intellectual property rights of third parties. To date, none of these disputes have resulted in material liabilities. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. There can be no assurances that any existing limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. If such claims are successful, or if we are required to indemnify or defend our customers from these or other claims, these matters could be disruptive to our business and management, result in material liabilities, and have an adverse effect on our business, operating results, and financial condition.

From time to time, we have received, and may continue to receive, threatening letters or notices or, in the future, may be the subject of claims that our software solutions and underlying technology infringe or otherwise violate the intellectual property rights of others, and we may be found to be infringing upon or otherwise violating such rights. We also face, from time to time, trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our brand names. In addition, the risk of patent litigation has been amplified by the increase in the number of patent holding companies or other adverse patent owners that have no relevant product revenues, and therefore, our existing patent and any patents we may obtain in the future may provide little or no deterrence as we would not be able to assert them against such entities or individuals. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us or our customers whom we indemnify, could subject our technologies to injunction preventing us from accessing such third-party intellectual property rights, require that we pay substantial damages or ongoing royalty payments, prevent us from offering our software solutions, or require that we comply with other unfavorable terms. Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them could divert the resources of our management and harm our business and operating results. Any claims related to our intellectual property or customer confusion related to our solutions could damage our reputation and adversely affect our growth prospects.

***Any use of our solutions by our customers in violation of legal or regulatory requirements could damage our reputation and subject us to additional liability.***

If our customers or their clients use our solutions in violation of regulatory requirements and applicable laws, we could suffer damage to our reputation and could become subject to claims in connection with their use of our solutions. We rely on our customers' contractual obligations that their use and their clients' use of our solutions will comply with applicable laws. However, we do not audit our customers or their clients to confirm compliance. Even if claims asserted against us do not result in liability, we may incur costs in investigating and defending against such claims. If we are found liable in connection with our customers' or their clients' activities, we could incur liabilities and be required to redesign our solutions or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

***The financial services industry is heavily regulated and changes in current legislation or new legislation could adversely affect our business.***

The financial services industry in the United States, and, in particular, the consumer lending and mortgage industries, are heavily regulated. Our software solutions are designed to assist our customers with their compliance of consumer protection laws and institutionally mandated compliance policies and, therefore, must be updated to incorporate changes to such laws and policies. For example, we made certain changes to our software solutions to assist our customers with compliance with modifications to the Truth in Lending Act. Federal and state governments and agencies could enact legislation or other policies that could negatively impact the business of our customers and our product partners. Any changes to existing laws or regulations or adoption of new laws or regulations that increase restrictions on the consumer lending and mortgage industries may decrease usage and volumes transacted with our solutions or otherwise limit the ability of our customers and our product partners to operate their businesses, resulting in decreased usage of our software solutions. Updates that we have undertaken in the past have caused us to incur significant expense, and future updates to address such legal and regulatory developments will likely similarly cause us to incur significant expense.

While our customers are ultimately responsible for compliance with the laws and regulations that apply to the consumer lending and mortgage industries, a failure to design or to appropriately update our software solutions to reflect and comply with changes to existing laws or regulations or with new laws or regulations may contribute to violations by our customers of such laws and regulations. Any such violations could result in our customers to discontinue using our software solutions and cause us reputational harm, which would negatively impact our financial position and results of operations.

***Failure to comply with anti-bribery, anti-corruption, and similar laws, could subject us to penalties and other adverse consequences.***

Failure to comply with anti-bribery, anti-corruption, anti-money laundering, and similar laws could subject us to penalties and other adverse consequences. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other federal, state, and local laws that address anti-bribery, anti-corruption, and anti-money laundering. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

While we have policies and procedures to address compliance with such laws, we cannot ensure that none of our employees, agents, representatives, business partners, or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery or anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. As a general matter, investigations and enforcement actions could harm our reputation, business, results of operations, and financial condition.

***If one or more U.S. states or local jurisdictions successfully assert that we should have collected, or in the future should collect, additional sales or use taxes on our fees, we could be subject to additional liability with respect to past or future sales, and the results of our operations could be adversely affected.***

An increasing number of states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. We do not collect state and local sales and use taxes in all jurisdictions in which our customers are located, based on our belief that such taxes are not applicable to us. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable to us and require us to calculate, collect, and remit taxes, interest, and penalties, as well as collect such taxes in the future. In addition, one or more states, the federal government, or other countries may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours that offer subscription services. For example, on June 21, 2018, the Supreme Court held in *South Dakota v. Wayfair, Inc.* that the state in which the buyer is located could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the state imposing the sales taxes. In response to *Wayfair*, state or local governments may require us to collect and remit sales and use taxes where we have not collected and remitted sales and use taxes that occurred in prior tax years. The imposition by state or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, subject us to additional costs, put us at a competitive disadvantage if similar obligations are not imposed on our competitors, and decrease our future sales, which could have an adverse effect on our business, financial condition, and results of operations.

**Risks Related to Finance and Accounting**

***Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.***

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, and cash flow may vary significantly in the future and, accordingly, period-to-period comparisons of our results of operations may not be meaningful. Thus, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully or accurately reflect the underlying performance of our business. For example, while subscriptions with our customers often include multi-year terms that typically range from three to five years, a majority of our revenues from these subscriptions comes from usage or volume-based fees, such as application fees and per inquiry fees, as opposed to annual or monthly base fees. As such, if our customers terminate their agreements with us prior to their scheduled term, we may only recover a portion of our contractual base fees, and not any usage or volume-based fees. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

- general economic, industry, and market conditions (particularly those affecting financial institutions), including fears of global economic downturn or recession, inflation and corresponding central bank countermeasures, and rising interest rates and their resulting effect on the mortgage market;

- our ability to retain current customers or attract new customers;

- the overall usage, volume, and type of transactions handled or processed using our software solutions, which may vary based on external factors such as macroeconomic conditions and seasonality;

- the activation, delay in activation, or cancellation by customers;

- the timing of recognition of professional services revenues;

- the amount and timing of operating expenses, particularly increased expenses in connection with rising inflation, related to the maintenance and expansion of our business, operations, and infrastructure;

- the timing and amounts of our stock repurchases;

- consolidations between or mergers or acquisitions of our customers, to the extent the combined entity or acquirer elects not to continue using our solutions or reduces subscriptions to it;

- customer renewal, expansion, and retention rates;

- increases or decreases in usage or pricing changes upon renewals of customer contracts;

- network outages or security breaches;

- changes in our pricing policies or those of our competitors;

- seasonal variations in sales of our software solutions, which have historically been highest in the third quarter of our fiscal year;

- the timing and success of introductions of new solutions or features and functionality by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic partners;

- unexpected expenses such as those related to litigation and other disputes; and

- the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill or other intangibles from acquired companies.

***Our forecasts, including forecasts related to acquired entities, are subject to significant risks, assumptions, estimates, and uncertainties, which may cause our revenues, market share, expenses, and profitability to differ materially from our expectations. For acquired entities, this could lead to an impairment charge.***

Our forecasts, as well as our internal estimates and research, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. We operate in rapidly evolving, fragmented, and competitive industries, which make our results of operations difficult to predict. Additionally, we have a limited operating history at the current scale of our business, which makes it difficult to forecast our future results.

Market conditions may change quickly and unpredictably, which could cause the assumptions and data inputs for our forecasts to no longer be representative of the most recent market conditions. It may not be possible to update existing forecasts expeditiously to properly account for the most recently available data and events, or management may be required to make judgments regarding adjustments or overrides to our forecasts, which judgments are subject to further uncertainty. Additionally, we have a limited operating history at the current scale of our business, which makes it difficult to forecast our future results. Moreover, forecasts based on historical data sets might not be accurate predictors of future outcomes, and their ability to appropriately predict future outcomes may degrade over time.

If the forecasts of market growth, anticipated spending, or predictions regarding market size prove to be inaccurate, our business and growth prospects could be adversely affected. Even if all or some of the forecasted growth occurs, our business may not grow at a similar rate, or at all. If actual results differ from our estimates, analysts may react negatively, and our stock price could be materially impacted. In the case of acquired entities, if our forecasts of market growth, anticipated spending, or predictions regarding market size prove to be inaccurate, an impairment charge could materialize.

***Because we recognize subscription fee revenues over the term of the contract, downturns or upturns in our business may not be fully reflected in our results of operations until future periods.***

We generally recognize revenues from subscription fees ratably over the terms of our customer contracts, which typically have an initial term of three years. As such, a portion of the subscription fee revenues we report each quarter are derived from the recognition of deferred revenues relating to subscriptions activated in previous quarters. Consequently, a reduction in customer subscriptions in any single quarter may only have a small impact on our revenues for that quarter. However, such a decline will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our software solutions, and changes to our attrition rate, may not be fully reflected in our results of operations until future periods.

***If our goodwill and other intangibles become impaired, we may be required to record a significant charge to earnings.***

We have a significant amount of goodwill and other intangibles. Our goodwill and other intangible asset balances as of December 31, 2023, were approximately $610.1 million and $251.1 million, respectively. We test goodwill at least annually, as of October 1, or more frequently if circumstances indicate that goodwill may not be recoverable. Testing involves estimates and judgments by management. Such assets are considered to be impaired when the carrying value of an intangible asset exceeds its estimated fair value. We may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined. While no impairment has been recorded in the consolidated financial statements included in this Annual Report on Form 10-K, any future impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

***Our ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income.***

We recognize deferred tax assets when it is considered more likely than not that the tax benefit will be realized; otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. Additionally, future changes in tax laws could limit our ability to obtain the future tax benefits represented by our deferred tax assets. After analyzing all available evidence, we have determined that it is more likely that we would not be able to utilize all of our deferred tax assets prior to the expiration of such assets and therefore we have established a partial valuation allowance on our deferred tax assets as of December 31, 2023. Accordingly, we have recorded a partial valuation allowance of approximately $29.4 million as of December 31, 2023, to reduce our deferred tax assets. The amount of the deferred tax asset considered realizable, and therefore the amount of the valuation allowance recorded against our deferred tax assets, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

***Our ability to use our net operating loss carryforwards and other tax attributes may be limited.***

As of December 31, 2023 and 2022, we had U.S. federal and U.S. state net operating loss, or NOL, carryforwards of approximately $121.5 million and $122.0 million, respectively, for U.S. federal income tax and U.S. state tax purposes available to offset future taxable income, prior to consideration of annual limitations that may be imposed under Section 382 of the Internal Revenue Code of 1986, as amended, or Section 382, or corresponding U.S. state statutory provisions. The NOL carryforwards will begin to expire in 2025 if not utilized.

We may be unable to fully use our NOL carryforwards, if at all. Under Section 382 and corresponding provisions of state law, if a corporation undergoes an "ownership change," generally defined under Section 382 and applicable U.S. Treasury regulations as a greater than 50% change, by value, in its equity ownership over a rolling three-year period, the corporation's ability to use its pre-change NOLs and other applicable pre-change tax attributes, such as research and development tax credits, to offset its post-change income may be limited. There is a possibility that we may experience an ownership change as a result of the Secondary Offering (as defined below). We completed an analysis under Section 382 through December 2022 confirming no ownership changes have occurred since our initial public offering in 2021; however, we have not completed an analysis under Section 382 through December 2023 or an analysis that gives effect to the Secondary Offering, including the stock repurchase made in connection thereto, and therefore cannot forecast or otherwise determine our ability to derive any benefit from our various U.S. federal or U.S. state tax attribute carryforwards following the completion of the Secondary Offering. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the U.S. state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Lastly, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical NOL and tax credit carryforwards is materially limited, it may result in increased future tax liability to us and could adversely affect our operating results and financial condition.

### *Our debt agreements contain restrictions that limit our flexibility.*

Our debt agreements contain, and any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries' ability, among other things, to:

- incur additional indebtedness;
- incur liens;
- engage in mergers, consolidations, liquidations, or dissolutions;
- pay dividends and distributions on, or redeem, repurchase, or retire our capital stock;
- make investments, acquisitions, loans, or advances;
- create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;
- sell, transfer, or otherwise dispose of assets, including capital stock of subsidiaries;
- make prepayments of material debt that is subordinated with respect to right of payment or liens, or is unsecured;
- engage in certain transactions with affiliates;
- modify certain documents governing material debt that is subordinated with respect to right of payment; and
- change our lines of business.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

### *We are highly leveraged and have substantial indebtedness, which reduces our capability to withstand adverse developments or business conditions.*

We have incurred substantial amounts of indebtedness to finance our business operations, including our growth initiatives. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on, or other amounts due in respect of our indebtedness. Additionally, actual or anticipated downgrades to our credit rating, including any announcement that our credit rating is under review, could impact our ability to borrow money and increase future lending costs.

Our overall leverage and the terms of our financing arrangements could also:

- make it more difficult for us to satisfy obligations under our outstanding indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under any of the agreements governing our indebtedness;

- limit our ability to obtain additional financing in the future for working capital, capital expenditures, or acquisitions;

- limit our ability to refinance our indebtedness on terms acceptable to us or at all;

- delay investments, restrict us from making strategic acquisitions, or cause us to make non-strategic divestitures;

- require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital, and other corporate purposes;

- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage or require us to dispose of assets to raise funds if needed for working capital;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a competitive disadvantage compared with competitors that have a less significant debt burden; and

- expose us to increased market interest rates resulting in our variable-rate debt having higher debt service requirements.

***We may not be able to secure sufficient additional financing on favorable terms, or at all, to meet our future capital needs.***

We may require additional capital in the future to pursue business opportunities or acquisitions or respond to challenges and unforeseen circumstances. We may also decide to engage in equity or debt financings or enter into additional credit facilities for other reasons. We may not be able to secure additional debt or equity financing in a timely manner, on favorable terms, or at all. Current capital market conditions, including the impact of inflation, have increased borrowing rates and can be expected to significantly increase our cost of capital as compared to prior periods should we seek additional funding. Moreover, global capital markets have undergone periods of significant volatility and uncertainty in the past, and there can be no assurance that such financing alternatives will be available to us on favorable terms or at all, should we determine it necessary or advisable to seek additional capital.

***The phase-out, replacement, or unavailability of the London Inter-Bank Offered Rate, or LIBOR, could affect interest rates under our revolving credit facility, as well as our ability to obtain future debt financing on favorable terms.***

We are subject to interest rate risk on floating interest rate borrowings under our credit facilities. Borrowings under our credit facilities use LIBOR as a benchmark for establishing the interest rate. In July 2017, the Financial Conduct Authority (the regulatory authority over LIBOR) stated that it would phase out LIBOR as a benchmark after 2021 to allow for an orderly transition to an alternative reference rate, and have since initiated the phase-out of LIBOR. Our term loan and revolving credit facilities provide for alternative methods of calculating the interest rate payable on such facilities by moving through a waterfall of defined successor Secured Overnight Financing Rate, or SOFR, -based benchmark interest rates (or, if a SOFR-based benchmark rate is not available, such rate as agreed between us and the administrative agent of the credit facility), along with technical changes to reflect the adoption of any such new benchmark rate upon the occurrence of certain triggering events.

During the second quarter of 2023, we entered into a conforming changes amendment for our credit facilities that established SOFR as the benchmark rate, effective for interest periods beginning on or after June 30, 2023.

It is not presently known whether SOFR or any other alternative reference rates that have been proposed will attain market acceptance as replacements of LIBOR. In addition, the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR. Furthermore, the consequences of the transition from LIBOR could result in an increase in the cost of our borrowings on our variable rate debt, which could adversely impact our interest expense, results of operations and cash flows. Uncertainty as to the nature of such phase out and selection of an alternative reference rate, together with disruption in the financial markets, could have a material adverse effect on our financial condition, results of operations and cash flows, and may adversely affect our ability to obtain future debt financing on favorable terms.

***We have identified a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2023. If we are unable to maintain effective internal controls over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results, or report them within the time frames required.***

Subject to applicable reporting requirement exemptions we take advantage of as an emerging growth company, we are required to comply with the SEC rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. We are also required to report any material weaknesses in such internal control. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation and audit of our financial statements for the year ended December 31, 2023, our management has identified multiple control deficiencies that aggregate to a material weakness in our internal control over financial reporting related to the design and operating effectiveness of controls over revenue as of December 31, 2023. This was primarily caused by insufficient controls over the set-up of customer contracts for billing and maintaining complete contract support that were not operating effectively. We can confirm that there has been no restatement of prior period financial statements and no change to our previously released financial results as a result of the identified material weakness.

We have begun remediation efforts with respect to this material weakness, which include our implementation of additional review processes, procedures, and controls, including with respect to customer contracts, as well as system improvements and implementations, staffing, and training. Furthermore, while we have made progress in enhancing our controls and systems since our initial public offering, we will need to invest additional time, effort, and financial resources to meet our ongoing public reporting obligations, and we may need to hire additional accounting and financial staff to help remedy the deficiencies described above and to avoid future deficiencies. The rapid growth and increased complexity of our business will continue to place a strain on our finance and accounting functions, which may result in additional future control deficiencies, significant deficiencies and/or material weaknesses. We may need to hire additional personnel with appropriate experience, seniority and skill levels to remediate the control deficiencies we have identified or to help identify, manage and control other potential deficiencies in our internal controls in the future.

Despite these remediation efforts, we cannot at this time estimate how long it will take to complete the remediation process, nor can we assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses.

If we are not able to maintain effective internal control over financial reporting and disclosure controls and procedures, or if additional material weaknesses are discovered in past or future periods, a risk that is significantly increased in light of the complexity of our business, we may be unable to accurately and timely report our financial position, results of operations, cash flows or key operating metrics, which could result in late filings of the annual and quarterly reports under the Exchange Act, non-compliance with NYSE listing requirements, restatements of financial statements or other corrective disclosures, an inability to access capital or commercial lending markets, loss of investor confidence in our financial reporting, potential exposure to regulatory investigations and penalties, defaults under our secured revolving credit facility and other agreements, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

***Amendments to existing, or enactment of new unfavorable, tax laws, rules, or regulations could adversely affect our financial position.***

Changes in applicable U.S. federal, state, and local income taxation laws, rules, or regulations, or their interpretation and application, which changes may have possible retroactive effect, could adversely affect our tax expense and profitability. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. For example, many provisions of the Tax Cuts and Jobs Act of 2017, or TCJA, the Inflation Reduction Act of 2022, or IRA, and the Tax Relief for American Families and Workers Act of 2024 still require guidance through the issuance or finalization of regulations by the U.S. Treasury Department in order to fully assess their effects. There may be substantial delays before such regulations are promulgated or finalized as well as proposed technical corrections or other legislation, resulting in uncertainty as to their ultimate effects. Under the TCJA, research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective January 1, 2022. The mandatory capitalization requirement increases our deferred tax assets and may have an impact on future cash tax liabilities. In August 2022, President Biden signed into law the IRA. The IRA includes a 15% corporate alternative minimum tax for companies with modified United States generally accepted accounting principles, or GAAP, net income in excess of $1 billion, a 1% excise tax on certain stock repurchases, and numerous environmental and green energy tax credits, each of which still require guidance and finalization of regulations by the U.S. Treasury Department. Currently, we are not subject to the corporate alternative minimum tax, have determined the 1% excise tax on certain stock repurchases to be immaterial to our business or stock repurchase program, and are evaluating the applicability and impact of the law's additional tax provisions. Changes in our tax provisions or an increase in our tax liabilities, whether due to changes in applicable laws and regulations, the interpretation or application thereof, or a final determination of tax audits or litigation or agreements, could have an adverse effect on our financial position. We urge investors to consult with their legal and tax advisors regarding the implications of potential changes in tax laws on an investment in our common stock.

**Risks Related to Potential Conflicts of Interests and Related Parties**

***Thoma Bravo has a significant influence over matters requiring stockholder approval, which may have the effect of delaying or preventing changes of control, or limiting the ability of other stockholders to approve transactions they deem to be in their best interest.***

As of March 7, 2024, Thoma Bravo and its related entities beneficially own, in the aggregate, approximately 46.6% of our issued and outstanding shares of common stock. As a result, Thoma Bravo could exert significant influence over our operations and business strategy as well as matters requiring stockholder approval. These matters may include:

- the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

- approving or rejecting a merger, consolidation, or other business combination;

- raising future capital; and

- amending our charter and bylaws, which govern the rights attached to our common stock.

Additionally, pursuant to our certificate of incorporation and bylaws, for so long as Thoma Bravo beneficially owns at least (i) 30% of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a majority of our board of directors and to designate the size of our board as well as the chair of our board of directors and of each committee of our board of directors (provided that each such nomination or designation shall comply with the applicable rules of the NYSE); (ii) 20% (but less than 30%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 30% of the total number of directors (but in no event fewer than two directors); (iii) 10% (but less than 20%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 20% of the total number of directors (but in no event fewer than one director); and (iv) 5% (but less than 10%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate one director to our board of directors. Accordingly, for so long as Thoma Bravo beneficially owns at least 30% of our outstanding shares of common stock, we expect the directors designated by Thoma Bravo to constitute a majority of each committee of our board of directors, other than the audit committee, and to chair each of the committees, other than the audit committee.

This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs, or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock, and could, in turn, adversely affect our share price.

***Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders' interests.***

Thoma Bravo is in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provides advice to businesses that may directly or indirectly compete with our business or be suppliers or customers of ours. Thoma Bravo may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that none of our officers or directors who are also an officer, director, employee, partner, managing director, principal, independent contractor, or other affiliate of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us, or does not communicate information regarding a corporate opportunity to us. Such provision will apply for so long as Thoma Bravo holds any of our securities.

**Risks Related to Our Common Stock and Governance Structure**

***The trading price of our common stock could be volatile, and you could lose all or part of your investment.***

The trading price of our common stock may fluctuate substantially in response to numerous factors, many of which may be beyond our control and may not be related to our operating performance, including:

- changes in monetary policy by the Federal Reserve, including recent increases in interest rates and plans for future increases;

- general economic conditions and trends, including changes in interest rates and consumer borrowing habits;

- announcements of new products or technologies, commercial relationships, acquisitions, or other events by us or our competitors;

- changes in how customers perceive the benefits of software solutions;

- shifts in the mix of billings and revenues attributable to subscription fees, service fees, and product partner fees, from quarter to quarter;

- departures of key personnel;

- price and volume fluctuations in the overall stock market from time to time;

- fluctuations in the trading volume of our shares or the size of our public float, including by stock repurchase;

- sales of large blocks of our common stock, including by key personnel or the Thoma Bravo Funds;

- actual or anticipated changes or fluctuations in our operating results;

- unfavorable securities analysts' research and reports published about us, our business, our market, or our competitors;

- whether our operating results meet the expectations of securities analysts or investors, or changes in actual or future expectations of investors or securities analysts;

- fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

- litigation involving us, our industry, or both;

- regulatory developments;

- actual or perceived security compromises or breaches;

- major catastrophic events in domestic and foreign markets, including, for instance, the ongoing military conflict between Ukraine and Russia or Israel and Hamas; and

- the other factors described in these "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

These fluctuations may limit or prevent investors from readily selling their shares of common stock, could cause investors to lose all or part of their investment in our common stock, and may otherwise negatively affect the liquidity of our common stock.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results, or financial condition. In addition, the trading prices of technology stocks have historically experienced high levels of volatility. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company's securities, securities class action litigation has often been brought against that company.

***For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.***

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company up until December 31, 2026, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

***Any issuance or sale of our capital stock may adversely affect the market price of our common stock and may dilute existing stockholders.***

We may issue additional capital stock in the future that will result in dilution to all other stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. We plan to continue to issue common stock pursuant to our 2021 Stock Option and Incentive Plan, 2021 Employee Stock Purchase Plan, or other equity incentive plans that we may adopt in the future. Any such sales or issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

In addition, our charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock. Designation and issuance of one or more classes or series of preferred stock could adversely affect the voting power or value of our common stock.

***We do not intend to pay dividends on our common stock and, consequently, our stockholders' return on investment will depend on appreciation in the price of our common stock.***

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

***We cannot guarantee that our stock repurchase programs will be fully consummated or will enhance long-term stockholder value, and stock repurchases could increase the volatility of our stock prices and could diminish our cash reserves.***

In May 2022, our board of directors approved a stock repurchase program under which we are authorized to purchase up to $75.0 million of our common stock from time to time, of which there was a total of $10.5 million remaining for repurchase under the stock repurchase program as of December 31, 2023. In January 2024, our board of directors approved an additional stock repurchase program under which we are authorized to purchase up to $125.0 million of our common stock. In February 2024, we completed an underwritten secondary offering for the sale of 6,906,015 shares of common stock by certain of our existing stockholders, at an offering price of $19.00 per share, or the Secondary Offering, during which we used approximately $44.0 million of our stock repurchase program for the stock repurchase in connection with the Secondary Offering. Our repurchase programs do not have an expiration date and do not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares, on any particular timetable or at all. There can be no assurance that we will repurchase stock at favorable prices. Further, our stock repurchases could affect our stock trading prices, increase their volatility, reduce our cash reserves, and may be suspended or terminated at any time, which may result in a lower market valuation of our common stock. Additionally, we do not anticipate that the impacts of the IRA's excise tax on our stock repurchase programs, or the final regulations to be issued by the United States Department of the Treasury concerning the excise tax, will have a material impact on our results of operations.

***Delaware law and certain provisions in our charter and bylaws could delay, discourage, or prevent a change in control of our company.***

Our status as a Delaware corporation and the existence of certain provisions of our charter and bylaws contain provisions that could delay, discourage, or prevent a change in control of our company that a stockholder may consider favorable. These provisions include:

- a classified board of directors with three-year staggered terms;

- after Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, the removal of directors only for cause and subject to the affirmative vote of holders of at least 66 2/3% of our voting power;

- the ability of our board of directors to both issue shares of preferred stock and determine the price and other terms of those shares without stockholder approval;

- allowing Thoma Bravo to fill any vacancy on our board of directors for so long as affiliates of Thoma Bravo own 30% or more of our outstanding shares of common stock and, thereafter, allowing only our board of directors to fill vacancies on our board of directors;

- a prohibition on stockholder action by written consent;

- the requirement that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, our chief executive officer, or our president (in the absence of a chief executive officer);

- the requirement for the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class, to amend the provisions of our charter relating to the management of our business or the requirement for the affirmative vote of holders of at least 75% of our outstanding voting stock, voting together as a single class, to amend certain provisions of our bylaws;

- the ability of our board of directors to amend our bylaws;

- advance notice procedures for stockholders to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting; and

- prohibition of cumulative voting in the election of our board of directors.

Our charter also provides us with protections similar to Section 203 of the Delaware General Corporation Law and prevents certain business combinations with a stockholder owning at least 15% of our outstanding voting stock, unless approved in a prescribed manner. Our charter also provides, however, that transactions with Thoma Bravo, including the Thoma Bravo Funds and any persons to whom any Thoma Bravo Fund sells its common stock, will be deemed to have been approved by our board of directors.

***Our bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.***

Our bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty by one or more of our directors, officers or employees, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum selection clause may impose additional litigation costs on stockholders, discourage claims, or limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. Although this provision may be beneficial in its consistency in the application of Delaware law, the Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Alternatively, if the enforceability of the choice of forum provision contained in our bylaws is challenged and a court finds such provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. Our bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

### Risk Management and Strategy

We take seriously the security of the data entrusted to us by our customers and the confidentiality, integrity, and availability of our platforms. We have integrated cybersecurity risk management into our broader enterprise risk management framework in an effort to protect our applications, networks, and systems from risks from cybersecurity threats. This strategic integration allows cybersecurity risk management to inform early decision-making processes across the organization.

We recognize the ever-evolving nature of cybersecurity risks. Our cybersecurity risk management program leverages recognized industry standards and incorporates elements of the same, including elements of the National Institute of Standards and Technology (NIST) Cybersecurity Framework. MeridianLink also conducts periodic penetration testing and operates a bug bounty program to expose weaknesses in our applications, networks, and systems before they can be exploited by malicious actors. Our Governance, Risk, and Compliance, or GRC team, in close collaboration with our Security Operations and Engineering teams, monitors and mitigates evolving risks from cybersecurity threats, prioritizing alignment with our business objectives and operational needs. We view cybersecurity risk management as a shared responsibility, and at a management level, we periodically perform tabletop exercises which simulate real-world cyberattacks.

We also strategically partner with third-party cybersecurity consultants, assessors, and auditors in evaluating and testing our cybersecurity risk management processes and controls. These strategic partnerships are catalysts for the continuous improvement of our cybersecurity risk management posture. Through audits, threat assessments, and collaborative brainstorming sessions on cybersecurity enhancements, these collaborative partnerships help us bridge knowledge gaps, identify best practices and refine our cybersecurity strategies and processes. Further, we leverage these partnerships to identify cybersecurity vulnerabilities and weaknesses and improve our cybersecurity posture.

As part of our cybersecurity risk management program, we maintain processes to proactively manage potential risks posed by third-party vendors. This involves conducting cybersecurity assessments before onboarding any vendor that may have access to our systems, applications, or data, followed by ongoing monitoring by our GRC team and periodic assessments to evaluate these onboarded vendors' compliance with our cybersecurity standards.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, like other companies in our industry, we and our third-party vendors have from time to time experienced threats and security incidents that could affect our information or systems. For more information about the cybersecurity risks we face, see the risk factors in Item 1A- Risk Factors.

**Governance**

Our board of directors is aware of the importance of managing the evolving and complex cybersecurity threat landscape, and has established oversight measures designed to manage associated cybersecurity risks. The Cybersecurity Committee is a decision-making body formed by our board that is tasked with advising and assisting the Chief Information Security Officer, or CISO, on cybersecurity matters and integrating major cybersecurity initiatives into our broader strategy. The Cybersecurity Committee is composed of board members whose backgrounds collectively include experience in risk management, technology, and finance.

Our CISO leads our cybersecurity risk management program. The individual currently serving in this role has over 20 years of experience designing and building cybersecurity programs, and his background spans multiple industries such as fintech, SaaS, energy/utilities, legal and managed security services. The CISO establishes and supervises procedures for the evaluation of our information systems, including the use of security tools and system reviews designed to spot potential weaknesses. The CISO works to keep up to date with the latest trends in cybersecurity, such as emerging risks and best practices for cybersecurity risk management. In case of a cybersecurity incident, the CISO initiates our incident response plan in an effort to respond to the incident and to reduce the potential damage to our organization.

The CISO briefs the Cybersecurity Committee on cybersecurity risks on at least a quarterly basis. These briefings encompass a range of topics, including, as appropriate, key cybersecurity metrics, the current cybersecurity landscape and emerging threats, the status of ongoing cybersecurity initiatives and strategies, and incident management reports and lessons learned from cybersecurity events. The Cybersecurity Committee and CISO also maintain a continuous dialogue on potential threats. The Cybersecurity Committee annually assesses MeridianLink's cybersecurity posture and risk management efficacy, leading to improvement efforts. The Cybersecurity Committee chair and/or our General Counsel conveys certain cybersecurity updates on the CISO's behalf during board meetings.

**Item 2. Properties**

Our corporate headquarters is located in Costa Mesa, California, where we currently lease 19,838 square feet pursuant to a lease agreement that expires in February 2025. We also lease additional facilities in Atlanta, Georgia, Baton Rouge, Louisiana, and Reston, Virginia.

We believe that our facilities are suitable to meet our current needs. As our business grows, we will evaluate whether to expand our physical facilities. We believe that, if we need to add new facilities, suitable additional or alternative space will be available as needed to accommodate any such growth.

**Item 3. Legal Proceedings**

We are not currently a party to any litigation or claims that, if determined adversely to us, would have a material adverse effect on our business, operating results, financial condition, or cash flows. We are, from time to time, party to litigation and subject to claims in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

**Item 4. Mine Safety Disclosures**

Not applicable.

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

*Market Information for Common Stock*

Our common stock has been listed on the New York Stock Exchange under the symbol "MLNK" since July 28, 2021. Prior to that date, there was no public trading market for our common stock.

*Holders of Record*

As of March 7, 2024, there were 44 registered stockholders of record of our common stock. We believe a substantially greater number of beneficial owners hold shares in street name through brokers, banks or other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

*Dividend Policy*

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

*Performance Graph*

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any of our other filings under the Exchange Act, or the Securities Act.

The performance graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Russell 2000 Index and the S&P 1500 Application Software Index. The graph assumes $100 was invested at the market close on July 28, 2021, which was our initial trading date, in our common stock. Data for the Russell 2000 Index and the S&P 1500 Application Software Index assume reinvestment of dividends, if any. Our offering price of our common stock in our initial public offering, which had a closing stock price of $24.60 on July 28, 2021, was $26.00 per share.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return

| | Base Period July 28, 2021 | December 31, 2021 | December 31, 2022 | December 31, 2023 |
|---|---|---|---|---|
| MeridianLink, Inc. | $ 100 | $ 88 | $ 56 | $ 101 |
| Russell 2000 Index | 100 | 101 | 79 | 91 |
| S&P 1500 Application Software Index | 100 | 103 | 67 | 110 |

***Recent Sales of Unregistered Securities***

None.

***Purchases of Equity Securities by the Issuer and Affiliated Purchasers***

The following table summarizes the stock repurchase activity for the three months ended December 31, 2023:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands) [1] |
|---|---|---|---|---|
| October 1 to October 31, 2023 | 939,301 | $ 17.03 | 3,359,157 | $ 19,966 |
| November 1 to November 30, 2023 | 542,216 | 17.54 | 3,901,373 | 10,456 |
| December 1 to December 31, 2023 | — | — | 3,901,373 | 10,456 |
| Total | 1,481,517 | — | 3,901,373 | 10,456 |

_____

(1) In May 2022, our board of directors authorized a stock repurchase program to acquire up to $75.0 million of our common stock, with no fixed expiration date. In January 2024, our board of directors approved an additional stock repurchase program under which we are authorized to purchase up to $125.0 million of our common stock. Shares may be repurchased through privately negotiated transactions, or open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934.

***Equity Compensation Plan Information***

The information required by Item 5 of Form 10-K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report on Form 10-K.

**Item 6. [Reserved]**

Not applicable.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that could impact our business. In particular, we encourage you to review the risks and uncertainties described in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends. Our fiscal year ends on December 31. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.*

**Overview**

We are a leading provider of secure, cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and credit reporting agencies, or CRAs. Financial institutions are undergoing digital transformation as they seek to transition business models, create new revenue streams, and increase customer engagement. We support our customers' digital transformations by helping them create a superior consumer experience with our mission-critical loan origination system, or LOS, digital lending platform, data verification solutions, and data analytics. Our solutions allow our customers to meet their clients' financial needs across the institution, which enables improved client acquisition and retention. Additionally, our solutions allow our customers to operate more efficiently by enabling automated loan decisioning and enhanced risk management.

The effective delivery and management of secure and advanced digital solutions in the complex and heavily regulated financial services industry requires significant resources, personnel, and expertise. We provide digital solutions that are designed to be highly configurable, scalable, and adaptable to the specific needs of our customers. We design and develop our solutions with an open platform approach intended to provide comprehensive integration among our solution offerings and our customers' internal systems and third-party systems. Our multi-product platform, MeridianLink One, can be tailored to meet the needs of our customers as they digitally transform their organizations and adapt to changing business and consumer demands. Moreover, our expert consultants offer strategic guidance and customized solutions through our modular platform to help our customers more quickly reduce costs and increase revenue, efficiency, and satisfaction of their clients.

Our solutions are central to the financial institution's technology ecosystem and help drive additional business volume for our customers both directly and indirectly through our Partner Marketplace. Our omni-channel borrowing experience seamlessly integrates all the touch points a borrower may have with the financial institution (remote via the web or an app, in person at a branch, or telephonically through an operator). In addition to our streamlined workflow, which has been refined over twenty years with input from across our customer base, our Partner Marketplace provides our customers optional integrations, the collective capabilities of which we believe further distinguish our solution from that of competitors.

We deliver our solutions to the substantial majority of our customers using a SaaS model under which our customers pay subscription fees for the use of our solutions as well as fees for transactions processed using our solutions. Our subscription fees consist of revenues from software solutions that are governed by pricing and terms contained in contracts between us and our customers. The initial term of our contracts is typically three years, but may range from one to seven years. Our customer contracts are typically not cancellable without penalty. Our contracts almost always contain an evergreen auto-renewal term that is often for a one-year extension after the initial term, but can extend the auto-renewal of the contract up to the length of the original term. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the product, fees per search or per loan application or per closed loan (with contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. We earn additional revenues based on the volume of applications or closed loans processed above our customers' contractual minimums.

As a result of this pricing approach, our revenues from our customers grow as our customers add additional transaction types, purchase more modules, utilize more of our partner integrations, or see increased transaction volume. We generally sell our solutions through our direct sales organization or channel partners and recognize our subscription fee revenues over the terms of the customer agreements.

Our revenues per customer vary from period to period based on the length and timing of customer implementations, sales of additional solutions to existing customers, changes in the number of transactions processed (including impacts from seasonality and cyclicality), and variations among existing customers and new customers with respect to the mix of purchased solutions and related pricing.

We seek to strengthen and grow our customer relationships by providing consistent, high-quality implementations and customer support services, which we believe drive higher customer retention and incremental sales opportunities within our existing customer base. We have migrated our solutions onto the public cloud, which helps to extend our innovation and security posture. We believe that our increased focus on our go-to-market strategy and strategic partnerships will drive incremental opportunities for revenue and accelerate customer cross-sell growth.

In addition, we believe there is untapped market potential in the loan origination and digital banking markets. We believe significant opportunity for additional customer acquisition and revenue growth exists as financial institutions continue to adopt online lending and account opening practices and require more efficient technologies. We provide these services to institutions of all sizes and complexities, but currently focus on the middle market. By focusing on better sales execution, providing and allocating resources where needed, and improving marketing efforts, we are confident in our ability to expand our customer base within our current target market.

We cater largely to financial institutions such as community banks and credit unions with assets under management between $100 million and $10 billion. For these institutions, lending is the single most important revenue driver with approximately 70% of bank revenue coming from lending, according to the FDIC as of the first quarter of 2023. In recent years, community banks have continued to compete with their typically larger non-community bank competitors. A large opportunity exists in expanding our target market to new customers with less than $100 million or greater than $10 billion in assets under management. In our down-market, smaller institutions commonly use spreadsheets or other inexpensive alternatives. These companies have a smaller volume of loans per month, but there is opportunity to alter our solutions to offer decreased pricing and functionality in order to lower implementation fees.

We have a build, buy, or partner capital allocation strategy for delivering value to customers and stockholders. For more than two decades, we have continuously invested in expanding and improving our solutions to expand our portfolio capabilities and reach into the consumer lending markets. For example, we designed a patented debt optimization engine to deepen the integration of our data verification and LOS solutions to empower loan officers to maximize loan acceptance rates, boost cross-sell opportunities, and deepen their relationships with clients.

In addition to developing our solutions organically, we may selectively pursue acquisitions, joint ventures, or other strategic transactions that provide additional capabilities or customers, or both. Acquisitions to date have included CRIF Lending Solutions, or CRIF, in June 2018, our closest competitor in consumer lending at the time. In November 2020, we acquired Teledata Communications, Inc., or TCI, the creator of DecisionLender, an industry-trusted LOS that improved our indirect lending capabilities. In December 2020, we acquired all of the assets of TazWorks, LLC, or TazWorks. TazWorks provides software and data solutions to CRAs focused on the employment and tenant screening market, a market that is adjacent and complementary to our current solutions for credit-focused CRAs. In April 2021, we acquired Saylent, a data analytics and marketing solution that enabled us to more rapidly bring to market our MeridianLink Engage product. In April 2022, we acquired StreetShares, Inc., or StreetShares, a financial technology company that enhances our MeridianLink Business capabilities. In November 2022, we acquired Beanstalk Networks LLC, doing business as OpenClose, or OpenClose, a leader in mortgage lending technology, with a particular focus on supporting depository institutions. This transaction has improved our platform by providing more customer-friendly capabilities, particularly through our Point of Sale solution, MeridianLink Mortgage Access, and has helped solidify our position in the depository market.

We have designed our Partner Marketplace to act as the gateway for third parties to access our customers, which allows our customers to leverage the capabilities from these third parties to enable an accelerated loan process with improved efficiency and reduced cost. We are able to capitalize on one-time service fees from our partners upon their integration into our Partner Marketplace and a revenue share from our partners as they derive revenues from our software solutions. As we grow our business, we expect to add additional product partners and drive additional monetization opportunities. We also intend to cultivate and leverage existing and future partners to grow our market presence.

We believe that delivery of consistent, high-quality implementations and customer support services is a significant driver of purchasing and renewal decisions of our prospects and customers. To develop and maintain a reputation for high-quality service, we seek to build deep relationships with our customers through our customer support organization, which we staff with personnel who are motivated by our common mission of using technology to help our customers succeed and who are knowledgeable with respect to the regulated and complex nature of the financial services industry. As we grow and scale our business, we intend to continue to invest in and grow our internal services and support organization, as well as partner with high quality third-party organizations, to support our customers' needs and maintain our reputation.

## Global Considerations

### *Economic Uncertainty, Rising Inflation, and Increasing Interest Rates*

We are also closely monitoring the recent volatility in capital markets and the increased economic uncertainty in the United States. These developments have led to higher inflation and increased uncertainty about business continuity. Additionally, interest rates, including for mortgages and consumer lending, have risen from historic lows and may increase further in the future. These factors may adversely affect our business and our results of operations. As our customers react to global economic conditions and the potential for a global recession, we may see reduced spending on our products and, therefore, may take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity.

Inflation rates, particularly in the United States, have increased recently to multi-year highs. Increased inflation may result in decreased demand for mortgages and consumer lending, increased operating costs (including our labor costs), reduced liquidity, and limitations on our ability to access credit or otherwise raise debt and equity capital. In addition, the United States Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may cause us to experience lower than expected volumes if there is a decrease in customer spending.

As economic conditions continue to change quickly and are subject to rapid and possibly material change, we will continue to actively monitor these factors and may take actions that alter our business operations as we may determine are in the best interests of our customers and stockholders.

### *Recent Developments*

### Organizational Realignment Plan

In January 2024, our board of directors authorized an organizational realignment plan or the "2024 Realignment Plan" that is designed to manage operating costs, enable efficient delivery on business objectives, and allow for growth in areas of strategic importance. The 2024 Realignment Plan includes a reduction of our current workforce by approximately 9%. We estimate that we will incur charges of approximately $3.3 million to $4.3 million in connection with the 2024 Realignment Plan, consisting primarily of cash expenditures and relating to employee severance payments, employee benefits, and employee transition costs. The actions associated with the workforce reduction under the 2024 Realignment Plan are expected to be substantially complete by the end of the first quarter of 2024, subject to local law and consultation requirements. The estimates of the charges and expenditures that we expect to incur in connection with the 2024 Realignment Plan, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and actual amounts may differ from the estimates discussed above.

### January 2024 Stock Repurchase Program

In January 2024, our board of directors authorized a new stock repurchase program to acquire up to $125.0 million of our common stock, with no fixed expiration date and no requirement to purchase any minimum number of shares, or the 2024 Stock Repurchase Program. Shares may be repurchased under the 2024 Stock Repurchase Program through privately negotiated transactions, or open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act. Any shares of common stock repurchased under the 2024 Stock Repurchase Program will be retired and automatically returned to the status of authorized but unissued shares of common stock. Approximately $44.0 million of the 2024 Stock Repurchase Program was used for the stock repurchase in connection with the Secondary Offering, as described below.

**Secondary Offering by Selling Stockholders and Related Common Stock Repurchase**

On February 9, 2024, we completed an underwritten secondary offering for the sale of 6,906,015 shares of common stock by certain of our existing stockholders, at an offering price of $19.00 per share, or the "Secondary Offering". In connection with the Secondary Offering, selling stockholders granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions. We did not receive any proceeds from the sale of our common stock by the selling stockholders in the Secondary Offering and will not receive any proceeds from sales of our common stock by the selling stockholders upon the exercise of the underwriters' option to purchase additional shares.

On February 9, 2024, in connection with the Secondary Offering and pursuant to our 2024 Stock Repurchase Program, we repurchased 2,406,015 shares of our common stock from the underwriters at a price per share equal to $18.2875, which is equal to the per share price at which the underwriters purchased the shares from the selling stockholders in the Secondary Offering, resulting in an aggregate purchase price of approximately $44.0 million.

The Secondary Offering was made pursuant to an effective shelf registration statement on Form S-3 (Registration No. 333-276336), which was filed with the Securities and Exchange Commission on December 29, 2023, and became effective on January 8, 2024.

**Components of Operating Results**

We have one primary business activity and operate in a single operating and reportable segment.

***Revenues***

Our revenues consist of three components: subscription fees, professional services, and other revenues.

*Subscription Fee Revenues*

Our software solutions are generally available for use as hosted application arrangements under subscription fee agreements. Our software solutions consist of an obligation for us to provide continuous access to a technology solution that it hosts and routine customer support, both of which we account for as a stand-ready performance obligation. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date our solution is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or revenues, depending on whether the revenue recognition criteria have been met. For the majority of our customers, additional fees for monthly usage are recognized as revenue in the month when the usage amounts are determined and reported. Certain of our subscription contracts are invoiced to our customers annually, and revenue is recognized ratably over the service term.

In determining whether SaaS services are distinct, we considered whether the series guidance applies to our subscription services. We considered various factors including that substantially all our SaaS arrangements involve the transfer of a service to the customer, which represents a performance obligation that is satisfied over time because the customer simultaneously receives and consumes the benefits of the services provided. Customer support services, forms maintenance, and subscription services are considered a series of distinct services that are accounted for as a single performance obligation, as the nature of the services are substantially the same and have the same pattern of transfer (i.e., distinct days of service). For these contracts, we allocate the ratable portion of the consideration to each period based on the services provided in such period.

We have concluded that our subscription fees related to monthly usage relate specifically to the transfer of the service to the customer in that month and are consistent with the allocation objective of ASC 606 when considering all the performance obligations and payment terms in the contract. Therefore, we generally recognize additional usage revenues in the month when the usage amounts are determined and reported. This allocation reflects the amount we expect to receive for the services for the given period.

We have a limited number of legacy customers that host and manage their solutions on-premises under term license and maintenance agreements. This type of arrangement is no longer sold and represents an immaterial amount of our subscription fee revenues. However, there is no planned sunset or end of life for these on-premises solutions.

*Professional Services Revenues*

We offer implementation, configuration, consulting, and training services for our software solutions and SaaS offerings. Revenues from our professional services are recognized as control is transferred to the customer, which can be either at a point in time or over time, depending on the nature of the contractual performance obligations.

In determining whether implementation services are distinct from subscription services, we considered that there is not a significant level of integration between implementation and subscription services. Further, implementation services in our contracts provide benefit to the customer with other readily available resources and the implementation services generally are not interdependent with the SaaS subscription services. Therefore, implementation services are generally accounted for as a separate performance obligation, as they represent distinct services that provide benefit to the customer apart from SaaS services.

Consulting and training services are generally considered a separate performance obligation as they are considered distinct services that provide a benefit to the customer on their own.

*Other Revenues*

We enter into referral and marketing agreements with various third parties, in which revenues are primarily generated from transactions initiated by the third parties' customers. We may introduce our customers to a referral partner or offer additional services available from the referral partner via an integration with our software solutions. Revenues are recognized in the period the services are performed, provided that collection of the related receivable is probable.

### Cost of Revenues

Cost of revenues consists primarily of salaries and other personnel-related costs, including employee benefits, bonuses, and share-based compensation for employees providing services to our customers. This includes the costs of our implementation, customer support, data center, and customer training personnel. Additional expenses include fees paid to third-party vendors in connection with delivering services to customers.

Cost of revenues also includes cloud-based hosting services, an allocation of general overhead costs, and the amortization of developed technology. We allocate general overhead expenses to all departments based on the number of employees in each department, which we consider to be a fair and representative means of allocation.

We capitalize certain software development costs related to programmers, software engineers, and quality control teams working on our software solutions. We commence amortization of capitalized costs for solutions that have reached general release. Capitalized software development costs are amortized to cost of revenues over their estimated economic lives.

We intend to continue to increase our investments in our implementation and customer support teams and technology infrastructure to serve our customers and support our growth. We expect cost of revenues to continue to grow in absolute dollars as we grow our business.

### Gross Profit

Gross profit is revenues less cost of revenues. Gross profit has been, and will continue to be, affected by various factors, including the mix of our subscription fees, professional service and other revenues, the costs associated with our personnel, third-party vendors, and cloud-based hosting services, and the extent to which we expand our implementation and customer support services. We expect that our gross profit will fluctuate from period to period depending on the interplay of these various factors.

### Operating Expenses

*General and Administrative*

General and administrative expenses consist primarily of salaries, and other personnel-related costs, including employee benefits, bonuses, and share-based compensation, of our administrative, finance and accounting, information systems, legal, and human resources employees. General and administrative expenses also include consulting and professional fees, insurance, franchise taxes, travel, and credit loss expense.

General and administrative expenses include depreciation of property and equipment and amortization of acquired intangible assets. Identifiable intangible assets with finite lives, such as customer relationships, trademarks, and non-competition agreements, are amortized over their estimated useful lives on either a straight-line or accelerated basis, depending on the nature of the intangible asset.

We continue to incur incremental expenses associated with the growth of our business and to meet increased compliance requirements associated with operating as a public company. These expenses include costs to comply with Section 404 of the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of investor relations activities, and investments to drive scalability. As a result, we expect our general and administrative expenses to increase in absolute dollars, but to decrease as a percentage of revenues over the long term as we scale the business and continue to adjust to being a public reporting company.

*Research and Development*

Research and development expenses include salaries and other personnel-related costs, including employee benefits, bonuses, and share-based compensation. Research and development expenses also include third-party contractor expenses, software development costs, allocated overhead, and other related expenses incurred in developing new solutions and enhancing existing solutions.

Certain research and development costs that are related to our internal software development, which include salaries and other personnel-related costs attributed to certain programmers, software engineers, and quality control teams, are capitalized and are included in intangible assets, net on the consolidated balance sheets.

We believe that continuing to improve and enhance our solutions is essential to maintaining our reputation for innovation and growing our customer base and revenues. We plan to continue investing in research and development by increasing our software development capacity. As a result, we expect our research and development expenses to increase in absolute dollars, over the long term as we scale the business, including through integration of our acquisitions.

*Sales and Marketing*

Sales and marketing expenses consist primarily of salaries and other personnel-related costs, including commissions, employee benefits, bonuses, and share-based compensation. Sales and marketing expenses also include expenses related to advertising, lead generation, promotional event programs, corporate communications, travel, outside consulting fees, and allocated overhead. Commissions related to software sales are generally capitalized and then amortized over the expected period of customer benefit.

Sales and marketing expenses are also impacted by the timing of significant marketing programs such as our annual customer conference, which we typically hold during the second quarter. We plan to continue investing in sales and marketing by increasing our number of sales and marketing personnel and expanding our sales and marketing activities. As a result, we expect our sales and marketing expenses to increase in absolute dollars. We believe these investments will help us build brand awareness, add new customers, and expand sales to our existing customers as they continue to buy more solutions from us.

**Total Other (Income) Expense, Net**

Total other (income) expense, net consists primarily of interest expense attributable to our credit facilities and amortization of lender-related fees and other direct incremental costs of securing financing partially offset by interest income from our interest-bearing cash accounts.

**Provision for Income Taxes**

Our income tax expense includes the changes for the deferred tax asset valuation allowance, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to federal income taxes in the United States and numerous state jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. If they are not, deferred tax assets are reduced by a valuation allowance. We assess whether a valuation allowance should be recorded against our deferred tax assets based on the consideration of all available evidence, both positive and negative, using a "more likely than not" realization standard. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In making such judgements, significant weight is given to evidence that can be objectively verified. After analyzing all available evidence, including the past and current trend in volatility in our business operating environment which has impacted our current ability and expectation to generate sufficient future taxable income to fully realize our deferred tax assets, we have determined that it is more likely that we would not be able to utilize all of our deferred tax assets, and therefore, we have established a partial valuation allowance on our deferred tax assets as of December 31, 2023. Accordingly, we have recorded a partial valuation allowance of approximately $29.4 million at December 31, 2023, to reduce our deferred tax assets.

We have recorded an uncertain tax position related to certain research and development tax credits utilized in certain tax jurisdictions, due to the partial utilization of these credits in these tax jurisdictions. This tax position has been recorded primarily as a reduction to the related deferred assets associated with these credits. To date, penalties and interest associated with this position have been immaterial.

## Results of Operations

*Consolidated Statements of Operations*

The following table sets forth our consolidated statements of operations data for each of the periods indicated (in thousands, except for share and per share amounts):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Revenues, net | $ 303,617 | $ 288,046 | $ 267,676 |
| Cost of revenues: | | | |
| Subscription and services [(1)] | 90,362 | 90,778 | 77,103 |
| Amortization of developed technology | 18,129 | 15,553 | 12,519 |
| Total cost of revenues | 108,491 | 106,331 | 89,622 |
| Gross profit | 195,126 | 181,715 | 178,054 |
| **Operating expenses:** | | | |
| General and administrative [(1)] | 92,663 | 82,649 | 85,160 |
| Research and development [(1)] | 47,517 | 42,592 | 36,336 |
| Sales and marketing [(1)] | 35,792 | 23,658 | 18,122 |
| Restructuring related costs [(1)] | 3,621 | — | — |
| Acquisition related costs | — | 4,228 | 781 |
| Total operating expenses | 179,593 | 153,127 | 140,399 |
| Operating income | 15,533 | 28,588 | 37,655 |
| **Other (income) expense, net:** | | | |
| Interest and other income | (4,029) | (1,063) | (49) |
| Interest expense | 38,158 | 24,227 | 32,615 |
| Loss on debt repayment and extinguishment | — | — | 9,944 |
| Total other expense, net | 34,129 | 23,164 | 42,510 |
| (Loss) income before income taxes | (18,596) | 5,424 | (4,855) |
| | | | |
| Provision for income taxes | 23,943 | 4,130 | 5,141 |
| Net (loss) income | (42,539) | 1,294 | (9,996) |
| | | | |
| Class A preferred return | — | — | (20,944) |
| Net (loss) income attributable to common stockholders | $ (42,539) | $ 1,294 | $ (30,940) |
| | | | |
| Net (loss) income per share: | | | |
| Basic | $ (0.53) | $ 0.02 | $ (0.48) |
| Diluted | $ (0.53) | $ 0.02 | $ (0.48) |
| Weighted average common stock outstanding: | | | |
| Basic | 80,349,895 | 80,454,356 | 63,813,770 |
| Diluted | 80,349,895 | 82,403,679 | 63,813,770 |

(1) Share-based compensation is as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Cost of revenues | $ 3,848 | $ 4,630 | $ 6,478 |
| General and administrative | 16,456 | 9,499 | 14,558 |
| Research and development, net of amounts capitalized | 7,060 | 6,472 | 7,453 |
| Sales and marketing | 3,849 | 2,160 | 2,247 |
| Forfeitures included in restructuring related costs | (663) | — | — |
| Total share-based compensation expense | $ 30,550 | $ 22,761 | $ 30,736 |

**Comparison of the Years Ended December 31, 2023 and 2022**

*Revenues, net*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$** | **%** |
| Revenues, net | $    303,617 | $    288,046 | $    15,571 | 5 % |

Revenues increased for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to the net effect of increased revenue from our Lending Software Solutions, which is driven by increases from new and ramping customers as well as increases in volume and revenue from existing customers, partially offset by decreased revenue from our Data Verification Services, which is driven by the decline in mortgage refinance application volumes. For both of our solutions, we receive incremental revenues if customers exceed their minimum commitments for monthly transactions, which typically is based off of number of applications or closed and funded loans for Lending Software Solutions and credit, tenant, or employment verification reports for our Data Verification Software Solutions.

*Cost of Revenues and Gross Profit*

*Subscription and services*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$** | **%** |
| Subscription and services | $    90,362 | $    90,778 | $    (416) | — % |

Subscription and services cost of revenues decreased $0.4 million, or 0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily due to a $3.5 million decrease in third-party costs driven by lower Data Verification Software Solutions application volumes, which, in turn, were driven by the decline in mortgage refinance application volumes. This decrease was partially offset by a $2.0 million increase in cloud-based data storage costs incurred to support the growth of our platform and increased compensation costs of $1.2 million, which was largely due to additional employee headcount, including headcount related to acquisitions.

*Amortization of Developed Technology*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$** | **%** |
| Amortization of Developed Technology | $    18,129 | $    15,553 | $    2,576 | 17 % |

Amortization of developed technology increased $2.6 million, or 17%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was due to increased amortization for internally developed software and additional amortization on developed technology from the acquisitions of StreetShares and OpenClose, which occurred in the second quarter of 2022 and fourth quarter of 2022, respectively.

*Gross Profit*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$** | **%** |
| Gross profit | $    195,126 | $    181,715 | $    13,411 | 7 % |

Gross profit increased $13.4 million, or 7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to the net increase in revenue resulting from increased Lending Software Solutions revenue and a decrease in third-party costs driven by lower Data Verification Software Solutions application volumes, partially offset by increased cost of revenues resulting from increases in cloud-based data storage costs and personnel-related expenses.

### Operating Expenses

*General and Administrative*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| General and administrative | $ 92,663 | $ 82,649 | $ 10,014 | 12 % |

General and administrative expenses increased $10.0 million, or 12%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily related to the combined effect from increased share-based compensation expenses of $7.0 million related to increased amortization expenses from stock options and restricted stock units in 2023 compared to the same period in 2022; increased compensation expenses of $1.2 million, largely from additional employee headcount, including headcount related to acquisitions; and increased amortization of intangible assets of $1.7 million, primarily related to additional amortization from the acquisitions of StreetShares and OpenClose.

*Research and Development*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Research and development | $ 47,517 | $ 42,592 | $ 4,925 | 12 % |

Research and development expenses increased $4.9 million, or 12%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily related to increased compensation expenses of $4.9 million, net of amounts capitalized, largely from additional employee headcount from increased employee and contractor headcount on our research and development teams in 2023 compared to the same period in 2022, and $1.0 million from retention bonuses in 2023 related to the acquisitions of StreetShares and OpenClose.

*Sales and Marketing*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Sales and marketing | $ 35,792 | $ 23,658 | $ 12,134 | 51 % |

Sales and marketing expenses increased $12.1 million, or 51%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily related to increased personnel related expenses of $9.8 million from increased headcount on our sales and marketing teams which included  increased commissions expenses of $2.2 million, net of amounts capitalized; increased share-based compensation expenses of $1.7 million due to increased amortization in 2023 compared to the same period in 2022, and $0.7 million primarily due to increased annual performance bonuses and retention bonuses in 2023 related to the acquisitions of StreetShares and OpenClose. Additionally, other marketing expenses increased by $0.8 million related to new and expanded marketing initiatives put in place during 2023.

*Acquisition Related Costs*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Acquisition related costs | $ — | $ 4,228 | $ (4,228) | (100)% |

Acquisition related costs decreased $4.2 million, or 100%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was due to costs directly related to the acquisitions of StreetShares and OpenClose during the year ended December 31, 2022, as well as additional professional services costs incurred while pursuing other strategic opportunities that were not repeated during the same period in 2023. There have been no acquisitions and no acquisition related costs for the year ended December 31, 2023.

*Restructuring Related Costs*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Restructuring related costs | $ 3,621 | $ — | $ 3,621 | 100 % |

Restructuring related costs are costs related to the 2023 Restructuring Plan that went into effect during the year ended December 31, 2023. Restructuring related costs incurred during the year ended December 31, 2023, were $3.6 million, primarily related to cash payments for severance, net of non-cash stock compensation forfeitures, and other termination-related costs. There were no restructuring related costs during the year ended December 31, 2022.

*Total Other Expense, net*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Total other expense, net | $ 34,129 | $ 23,164 | $ 10,965 | 47 % |

Total other expenses, net had a net increase of $11.0 million, or 47%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to the net effect from higher interest expense due to rising rates on our variable rate term loan during the year ended December 31, 2023, partially offset by increased interest income of $3.5 million related to the Company's money market mutual fund.

*Provision for Income Taxes*

| (in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Provision for income taxes | $ 23,943 | $ 4,130 | $ 19,813 | 480 % |

Provision for income taxes was $23.9 million for the year ended December 31, 2023, compared to a provision for income taxes of $4.1 million for the year ended December 31, 2022. Provision for income taxes increased $19.8 million, or 480%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in the provision for income taxes was primarily due to a $29.4 million valuation allowance recorded and $3.0 million of IRC Section 162(m) & share-based compensation limitations, offset by $3.6 million of increased benefits from R&D credits and $1.2 million of acquired state NOLs recognized during the year ended December 31, 2023.

**Comparison of the Years Ended December 31, 2022 and 2021**

For a comparison of our results of operations and cash flows for the years ended December 31, 2022, and 2021, see *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our 2022 Annual Report on 10-K.

**Non-GAAP Financial Measures**

In addition to our financial information presented in accordance with GAAP, we use certain "non-GAAP financial measures" to clarify and enhance our understanding of past performance and future prospects. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flow that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. We monitor adjusted EBITDA, the non-GAAP financial measure described below, and we believe it is helpful to investors for the reasons listed below.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry because they may calculate non-GAAP financial results differently. In addition, there are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and exclude expenses that may have a material impact on our reported financial results. In particular, amortization and depreciation, interest expense, and share-based compensation expense, which is excluded from adjusted EBITDA has been and will continue to be a significant recurring expense in our business for the foreseeable future. Income tax expense is also excluded from adjusted EBITDA and can be volatile due to temporary and permanent differences between GAAP and IRS statutory regulations, and changes resulting from recording valuation allowances due to identified impairments in our deferred tax assets. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge you to review the reconciliations of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

**Adjusted EBITDA**

We define adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation and amortization, share-based compensation expense, employer payroll taxes on employee stock transactions, expenses associated with our initial public offering, restructuring related costs, sponsor and third-party acquisition related costs, loss on debt repayment, lease termination charges and deferred revenue reductions from purchase accounting for acquisitions prior to the adoption of ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which we early adopted on January 1, 2022, on a prospective basis. Deferred revenue from acquisitions prior to the adoption of ASU 2021-08 was recognized on a straight-line basis through December 31, 2023. We have provided below a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results for the following reasons:

- adjusted EBITDA is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;

- our management uses adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, in the preparation of our annual operating budget, as a measure of our operating performance, to assess the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance;

- adjusted EBITDA provides more consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our operations, and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

- our investor and analyst presentations include adjusted EBITDA as a supplemental measure of our overall operating performance.

Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. The use of adjusted EBITDA as an analytical tool has limitations such as:

- depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements;

- adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

- excludes the impact of the write-down of deferred revenues due to purchase accounting in connection with our acquisitions, and therefore includes revenues that will never be recognized under GAAP;

- adjusted EBITDA does not reflect the potentially dilutive impact of share-based compensation;

- adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- adjusted EBITDA does not reflect tax payments that could reduce cash available for use; and

- other companies, including companies in our industry, might calculate adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

The following table presents a reconciliation of net (loss) income to adjusted EBITDA for each of the periods presented (in thousands):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Net (loss) income | $ (42,539) | $ 1,294 | $ (9,996) |
| Interest expense | 38,158 | 24,227 | 32,615 |
| Provision for income taxes | 23,943 | 4,130 | 5,141 |
| Depreciation and amortization | 57,829 | 53,982 | 50,453 |
| Share-based compensation expense | 31,213 | 22,761 | 30,736 |
| Employer payroll taxes on employee stock transactions | 687 | 350 | 95 |
| Expenses associated with IPO | — | — | 424 |
| Restructuring related costs | 3,621 | — | — |
| Sponsor and third-party acquisition related costs | — | 4,228 | 2,348 |
| Loss on debt repayment and extinguishment | — | — | 9,944 |
| Deferred revenue reduction from purchase accounting for acquisitions prior to 2022 | 78 | 227 | 733 |
| Lease termination charges | — | — | 879 |
| Adjusted EBITDA | $ 112,990 | $ 111,199 | $ 123,372 |

## Liquidity and Capital Resources

### Sources of Liquidity

We have financed our operations primarily through cash flows from operations, long-term debt, and proceeds from equity issuances. We have also filed a shelf registration statement on Form S-3, or Shelf Registration Statement, that became effective January 8, 2024, under which we may offer or sell, in one or more offerings, our common stock, preferred stock, warrants, debt securities, and/or units consisting of some or all of these securities in a maximum aggregate amount of up to $500.0 million.

As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents of $80.4 million and unused capacity under our revolving line of credit of $50.0 million. Based upon our current levels of operations, we believe that our cash flows from operations along with our other sources of liquidity are adequate to meet our cash requirements for at least the next twelve months.

Our primary uses of cash are funding operations, acquisitions, capital expenditures, debt principal and interest payments, and stock repurchases. Our use of cash is impacted by the timing and extent of the required payments for each of these activities.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new and enhanced solutions, the seasonality impacts on our business, the timing and extent of spending to support our growth strategy, the continued market acceptance of our solutions, the future acquisitions of solutions or businesses, and future stock repurchases. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. We continue to monitor our financing requirements and may pursue refinancing opportunities to potentially reduce interest rates and extend maturities. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected.

### Operating Leases

We lease office space and server equipment under various operating lease agreements that expire through December 2026. We recognize the related rent expense on a straight-line basis over the term of each lease. Free rent and rental increases are recognized on a straight-line basis over the term of each lease.

One lease, which was with a related party, expired in December 2022, so there were no monthly payments during the year ended December 31, 2023. The monthly payments during the year ended December 31, 2022, and 2021 were $0.1 million.

*Debt*

For a detailed description of our debt, please see Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

*Cash Flows*

The following table summarizes our cash flows for the periods presented (in thousands):

| | Year Ended December 31, | | Change | |
| (in thousands) | 2023 | 2022 | $ | % |
|---|---|---|---|---|
| Net cash provided by (used in): | | | | |
| Operating activities | $ 67,964 | $ 74,587 | $ (6,623) | (9)% |
| Investing activities | 20,133 | (124,331) | 144,464 | 116 % |
| Financing activities | (63,436) | (8,121) | (55,315) | (681)% |
| Net increase (decrease) in cash, cash equivalents | $ 24,661 | $ (57,865) | $ 82,526 | (143)% |

*Cash Flows from Operating Activities*

Our largest source of operating cash is cash collection from sales of subscription fees to our customers. Our primary uses of cash from operating activities are for personnel-related expenses, marketing expenses, payments to third-party vendors, and interest expense.

Operating cash flow is derived by adjusting our net (loss) income for non-cash operating items, such as depreciation and amortization, amortization of debt issuance costs, share-based compensation expense, deferred income taxes, loss on disposal of property and equipment, and changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.

The decrease in cash provided by operating activities was primarily attributable to decreases in net income of $11.7 million after adjusting for non-cash operating items, and $4.0 million related to timing of prepayments, partially offset by increases related to timing of customer billings of $6.6 million and timing of disbursements for operations of $4.7 million.

*Cash Flows from Investing Activities*

The increase in cash provided by investing activities was primarily due to lower cash paid for acquisitions of $85.0 million and $30.0 million cash receipt related to return of escrow deposit that we funded in 2022, and lower purchases of property and equipment. The decrease was partially offset by $1.0 million increase in capitalized software additions.

*Cash Flows from Financing Activities*

The increase in cash used in financing activities was primarily due to higher stock repurchases of $57.8 million, higher taxes paid for net share settlements of restricted stock units of $1.5 million, and higher principal payments on debt of $1.1 million. These increases are partially offset by higher proceeds from exercise of stock options of $2.2 million. Additionally, in 2022 we repaid $3.3 million Regulation A+ investor note related to one of our previous acquisitions.

**Recent Accounting Pronouncements**

See Note 2, "Significant Accounting Policies" to our consolidated financial statements included in this Annual Report on Form 10-K for a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on our results of operations, financial condition, and cash flows.

### Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial results may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

### Critical Accounting Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses incurred during the reporting periods. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of our existing contracts, our evaluation of trends in the industry, and information available from outside sources as appropriate. Our actual results may differ from those estimates.

The fair value and useful lives of acquired intangible assets, capitalization of software development costs, and income taxes, including the valuation allowance for deferred tax assets, are our critical accounting estimates.

#### *Fair Value and Useful Lives of Acquired Intangible Assets*

In connection with our acquisitions discussed within our consolidated financial statements, we record certain intangible assets. Identifiable intangible assets with finite lives are amortized over their estimated useful lives on either a straight-line or accelerated basis, depending on the nature of the intangible asset. Developed technology, customer relationships, trademarks, and non-competition agreements with finite useful lives are amortized on a straight-line basis. We periodically review the estimated useful lives and fair values of our identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life. We believe it is unlikely that any significant changes to the useful lives of our intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future consolidated operating results.

#### *Capitalization of Software Development Costs*

For development costs related to internal use software, such as our subscription offerings, and implementation costs incurred in cloud computing arrangements that are service contracts, we capitalize costs incurred for computer software developed or obtained for internal use that are incurred during the application development stage. Once the application development stage is reached, internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These capitalized costs are amortized on a straight-line basis over the expected useful life of the software. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

Significant estimates and assumptions include determining the appropriate amortization period based on the estimated useful life and assessing the unamortized cost balances for impairment. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

### Income Taxes

We account for income taxes using the assets and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid, or refunds received, as provided for under currently enacted tax law. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. If they are not more likely than not to be recognized, deferred tax assets are reduced by a valuation allowance. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Following this analysis, if we determine that deferred tax assets are more likely than not to be realized in the future, in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. After analyzing all available evidence, including the past and current trend in volatility in our business operating environment  which has impacted our current ability and expectation to generate sufficient future taxable income to fully realize our deferred tax assets, we have determined that it is more likely that we would not be able to utilize all of our deferred tax assets, and therefore, we have established a partial valuation allowance on our deferred tax assets as of  December 31, 2023. Accordingly, we have recorded a partial valuation allowance of approximately $29.4 million as of December 31, 2023, to reduce our deferred tax assets.

### Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk is the risk of loss that may impact our financial position, future earnings, or future cash flows that may result from changes in financial market prices and rates. Our market risk is primarily a result of fluctuations in interest rates. We do not use derivative financial instruments for speculative, hedging, or trading purposes, although in the future we might enter into exchange rate hedging arrangements to manage the risks described below.

### Interest Rate Risk

We had cash and cash equivalents of $80.4 million and $55.8 million as of December 31, 2023, and 2022, respectively, consisting of bank deposits and money market funds. We did not hold any cash or cash equivalents as of December 31, 2023, or 2022 that held a significant degree of interest rate risk.

As of December 31, 2023, we had an outstanding principal amount of $427.4 million under the 2021 Term Loan Agreement. The interest rates on our 2021 Term Loan Agreement are floating, therefore changes in interest rates could adversely affect our future earnings and cash flows. Our term loan bears interest based on the adjusted benchmark rate, as defined in the agreement, plus an applicable margin, equivalent to 3.00% at December 31, 2023.

Based on the amount of variable rate debt outstanding at December 31, 2023, and holding the principal amount outstanding at December 31, 2023 constant, each 100 basis-point increase in interest rates would increase the interest we incur by $4.3 million per year.

**Item 8. Financial Statements**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
MeridianLink, Inc.
Costa Mesa, California

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MeridianLink, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, preferred units and stockholders' equity/members' deficit, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Change in Accounting Principle

The Company changed its method of accounting for leases during the year ended December 31, 2022 due to the adoption of the Accounting Standards Codification 842, *Leases.*

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2020.

Costa Mesa, California
March 12, 2024

# MERIDIANLINK, INC.
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except share and per share data)

| | | As of | | |
|---|---|---|---|---|
| | | December 31, 2023 | | December 31, 2022 |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 80,441 | $ | 55,780 |
| Accounts receivable, net | | 32,412 | | 32,905 |
| Prepaid expenses and other current assets | | 11,574 | | 9,447 |
| Escrow deposit | | — | | 30,000 |
| Total current assets | | 124,427 | | 128,132 |
| Property and equipment, net | | 3,337 | | 4,245 |
| Right of use assets, net | | 1,140 | | 2,185 |
| Intangible assets, net | | 251,060 | | 297,475 |
| Deferred tax assets, net | | — | | 13,939 |
| Goodwill | | 610,063 | | 608,657 |
| Other assets | | 6,224 | | 4,524 |
| **Total assets** | **$** | **996,251** | **$** | **1,059,157** |
| | | | | |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 4,405 | $ | 1,249 |
| Accrued liabilities | | 30,673 | | 32,500 |
| Deferred revenue | | 17,224 | | 16,945 |
| Current portion of debt, net of debt issuance costs | | 3,542 | | 3,505 |
| Total current liabilities | | 55,844 | | 54,199 |
| Debt, net of debt issuance costs | | 420,004 | | 423,404 |
| Deferred tax liabilities, net | | 10,823 | | — |
| Long-term deferred revenue | | 792 | | 1,141 |
| Other long-term liabilities | | 541 | | 1,322 |
| Total liabilities | | 488,004 | | 480,066 |
| Commitments and contingencies (Note 5) | | | | |
| **Stockholders' Equity** | | | | |
| Preferred stock, $0.001 par value; 50,000,000 shares authorized; zero shares issued and outstanding at December 31, 2023 and 2022 | | — | | — |
| Common stock, $0.001 par value; 600,000,000 shares authorized, 78,447,701 and 80,644,452 shares issued and outstanding at December 31, 2023 and 2022, respectively | | 129 | | 128 |
| Additional paid-in capital | | 654,634 | | 621,396 |
| Accumulated deficit | | (146,516) | | (42,433) |
| Total stockholders' equity | | 508,247 | | 579,091 |
| **Total liabilities and stockholders' equity** | **$** | **996,251** | **$** | **1,059,157** |

*The accompanying notes are an integral part of the consolidated financial statements.*

**MERIDIANLINK, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands, except share and per share data)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Revenues, net | $ 303,617 | $ 288,046 | $ 267,676 |
| Cost of revenues: | | | |
| Subscription and services | 90,362 | 90,778 | 77,103 |
| Amortization of developed technology | 18,129 | 15,553 | 12,519 |
| Total cost of revenues | 108,491 | 106,331 | 89,622 |
| Gross profit | 195,126 | 181,715 | 178,054 |
| Operating expenses: | | | |
| General and administrative | 92,663 | 82,649 | 85,160 |
| Research and development | 47,517 | 42,592 | 36,336 |
| Sales and marketing | 35,792 | 23,658 | 18,122 |
| Restructuring related costs | 3,621 | — | — |
| Acquisition related costs | — | 4,228 | 781 |
| Total operating expenses | 179,593 | 153,127 | 140,399 |
| **Operating income** | **15,533** | **28,588** | **37,655** |
| Other (income) expense, net: | | | |
| Interest and other income | (4,029) | (1,063) | (49) |
| Interest expense | 38,158 | 24,227 | 32,615 |
| Loss on debt repayment and extinguishment | — | — | 9,944 |
| Total other expense, net | 34,129 | 23,164 | 42,510 |
| (Loss) income before income taxes | (18,596) | 5,424 | (4,855) |
| | | | |
| Provision for income taxes | 23,943 | 4,130 | 5,141 |
| **Net (loss) income** | **(42,539)** | **1,294** | **(9,996)** |
| | | | |
| Class A preferred return | — | — | (20,944) |
| **Net (loss) income attributable to common stockholders** | **$ (42,539)** | **$ 1,294** | **$ (30,940)** |
| | | | |
| Net (loss) income per share: | | | |
| Basic | $ (0.53) | $ 0.02 | $ (0.48) |
| Diluted | (0.53) | 0.02 | (0.48) |
| Weighted average common stock outstanding: | | | |
| Basic | 80,349,895 | 80,454,356 | 63,813,770 |
| Diluted | 80,349,895 | 82,403,679 | 63,813,770 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**MERIDIANLINK, INC.**
**CONSOLIDATED STATEMENTS OF PREFERRED UNITS AND STOCKHOLDERS' EQUITY / MEMBERS' DEFICIT**
**(in thousands, except share/unit amounts)**

| | Class A Preferred Units | | Class B Common Units | | Common Stock | | Additional paid-in capital | Accumulated deficit | Stockholders' Equity / Members' Deficit |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| Balance at January 1, 2021 | 319,913 | $ 319,913 | 51,492,805 | $ — | — | $ — | $ 3,909 | $ (30,338) | $ (26,429) |
| Payment of Class A units cumulative preferred return | — | — | — | — | — | — | — | (12) | (12) |
| Repurchase of vested units | (54) | (54) | (103,421) | (38) | — | — | (1,849) | — | (1,887) |
| Issuance of common stock in connection with initial public offering, net of underwriters' discounts and commissions and issuance costs | — | — | — | — | 10,000,000 | 10 | 242,084 | — | 242,094 |
| Effect of Corporate Conversion (Note 1) | (319,859) | (319,859) | (52,112,904) | (9) | 68,720,140 | 69 | 319,799 | (6) | 319,853 |
| Issuance of common stock due to exercise of stock options | — | — | — | — | 278,887 | — | 1,714 | — | 1,714 |
| Vesting of restricted stock awards (formerly known as Class B carried equity units) | — | — | 723,520 | 47 | 710,986 | 9 | 38 | — | 94 |
| Vesting of restricted stock units (RSUs) | — | — | — | — | 24,971 | — | — | — | — |
| Share-based compensation expense | — | — | — | — | — | — | 30,847 | — | 30,847 |
| Net loss | — | — | — | — | — | — | — | (9,996) | (9,996) |
| Balance at December 31, 2021 | — | $ — | — | $ — | 79,734,984 | $ 88 | $ 596,542 | $ (40,352) | $ 556,278 |
| Vesting of restricted stock awards | — | — | — | — | 599,599 | 39 | — | — | 39 |
| Vesting of RSUs | — | — | — | — | 398,407 | 1 | — | — | 1 |
| Issuance of common stock due to exercise of stock options | — | — | — | — | 33,359 | — | 211 | — | 211 |
| Issuance of common stock through employee stock purchase plan | — | — | — | — | 127,700 | — | 1,777 | — | 1,777 |
| Shares withheld related to net share settlement of RSUs | — | — | — | — | (11,956) | — | (206) | — | (206) |
| Repurchases of common stock | — | — | — | — | (237,641) | — | — | (3,375) | (3,375) |
| Share-based compensation expense | — | — | — | — | — | — | 23,072 | — | 23,072 |
| Net income | — | — | — | — | — | — | — | 1,294 | 1,294 |
| Balance at December 31, 2022 | — | $ — | — | $ — | 80,644,452 | $ 128 | $ 621,396 | $ (42,433) | $ 579,091 |
| Vesting of restricted stock awards | — | — | — | — | 63,055 | 4 | — | — | 4 |
| Vesting of RSUs | — | — | — | — | 1,055,665 | 1 | — | — | 1 |
| Issuance of common stock due to exercise of stock options | — | — | — | — | 304,332 | — | 2,373 | — | 2,373 |
| Issuance of common stock through employee stock purchase plan | — | — | — | — | 131,424 | — | 1,679 | — | 1,679 |
| Shares withheld related to net share settlement of RSUs | — | — | — | — | (87,495) | — | (1,667) | — | (1,667) |
| Repurchases of common stock | — | — | — | — | (3,663,732) | (4) | — | (61,544) | (61,548) |
| Share-based compensation expense | — | — | — | — | — | — | 30,853 | — | 30,853 |
| Net loss | — | — | — | — | — | — | — | (42,539) | (42,539) |
| Balance at December 31, 2023 | — | $ — | — | $ — | 78,447,701 | $ 129 | $ 654,634 | $ (146,516) | $ 508,247 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# MERIDIANLINK, INC.
# CONSOLIDATED STATEMENTS OF CASH FLOWS
# (in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Cash flows from operating activities:** | | | |
| Net (loss) income | $ (42,539) | $ 1,294 | $ (9,996) |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 57,829 | 53,982 | 50,453 |
| Provision for expected credit losses | 930 | — | — |
| Amortization of debt issuance costs | 1,085 | 2,760 | 3,413 |
| Share-based compensation expense | 30,550 | 22,761 | 30,736 |
| Deferred income taxes | 23,630 | 1,905 | 4,926 |
| Loss on disposal of property and equipment | — | 678 | 524 |
| Loss on sublease liability | — | — | 405 |
| Loss on debt repayment and extinguishment | — | — | 9,944 |
| Gain on change in fair value of earnout | — | (162) | — |
| Other adjustments | — | — | (18) |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Accounts receivable | (443) | (7,005) | 1,619 |
| Prepaid expenses and other assets | (3,665) | 297 | (5,726) |
| Accounts payable | 3,170 | (1,564) | 117 |
| Accrued liabilities | (2,514) | (2,281) | (302) |
| Deferred revenue | (69) | 1,922 | 3,834 |
| Deferred rent | — | — | (94) |
| Net cash provided by operating activities | 67,964 | 74,587 | 89,835 |
| **Cash flows from investing activities:** | | | |
| Capitalized software additions | (9,250) | (8,228) | (4,906) |
| Purchases of property and equipment | (943) | (1,136) | (843) |
| Return (payment) of escrow deposit | 30,000 | (30,000) | — |
| Funds received in connection with former business combination | 1,219 | — | — |
| Funds paid in connection with former business combination | (1,219) | — | — |
| Acquisition, net of cash acquired – Beanstalk Networks LLC | 326 | (61,830) | — |
| Acquisition, net of cash and restricted cash acquired – StreetShares, Inc. | — | (23,137) | — |
| Acquisition, net of cash and restricted cash acquired – Saylent Technologies, Inc. | — | — | (35,945) |
| Acquisition, net of cash acquired – TazWorks, LLC | — | — | (84,605) |
| Net cash provided by (used in) investing activities | 20,133 | (124,331) | (126,299) |
| **Cash flows from financing activities:** | | | |
| Repurchases of common stock | (61,171) | (3,375) | — |
| Proceeds from exercise of stock options | 2,373 | 211 | 1,714 |
| Proceeds from employee stock purchase plan | 1,679 | 1,777 | — |
| Taxes paid related to net share settlement of restricted stock units | (1,667) | (206) | — |
| Principal payments of debt | (4,350) | (3,263) | (631,255) |
| Payments of deferred offering costs | (300) | — | (4,790) |
| Payment of Regulation A+ investor note | — | (3,265) | — |
| Repurchases of Class A Units | — | — | (54) |
| Repurchases of Class B Units | — | — | (1,887) |
| Proceeds from initial public offering, net of underwriters' discounts and commissions | — | — | 247,307 |
| Payment due to effect of corporate conversion | — | — | (6) |
| Proceeds from long-term debt | — | — | 535,000 |
| Payments of debt issuance costs | — | — | (7,207) |
| Payments of Class A cumulative preferred return | — | — | (12) |
| Payment to sellers of Saylent Technologies, Inc. | — | — | (775) |
| Payment to sellers of Teledata Communications, Inc | — | — | (2,142) |
| Holdback payment to sellers of MeridianLink | — | — | (25,665) |
| Net cash (used in) provided by financing activities | (63,436) | (8,121) | 110,228 |
| Net increase (decrease) in cash and cash equivalents | 24,661 | (57,865) | 73,764 |
| Cash and cash equivalents, beginning of period | 55,780 | 113,645 | 39,881 |
| Cash and cash equivalents, end of period | $ 80,441 | $ 55,780 | $ 113,645 |

## MERIDIANLINK, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid for interest | $ 37,018 | $ 21,348 | $ 29,242 |
| Cash paid for income taxes | 2,522 | 1,343 | 306 |
| **Non-cash investing and financing activities:** | | | |
| Shares withheld with respect to net settlement of restricted stock units | 1,667 | 206 | $ — |
| Purchase price allocation adjustment for Beanstalk Networks LLC acquisition | 274 | — | — |
| Excise taxes payable included in repurchases of common stock | 377 | — | — |
| Share-based compensation expense capitalized to software additions | 303 | 311 | 111 |
| Purchase price allocation adjustment related to income tax effects for StreetShares acquisition | 1,132 | — | — |
| Purchases of property and equipment included in accounts payable and accrued liabilities | 80 | 72 | 81 |
| Costs related to shelf registration on Form S-3 included in accrued liabilities | 75 | — | — |
| Vesting of restricted stock awards and restricted stock units | 5 | 40 | 94 |
| Regulation A+ investor note assumed in business combination | — | 3,265 | — |
| Initial recognition of operating lease liabilities | — | 3,791 | — |
| Initial recognition of operating lease right-of-use assets | — | 3,047 | — |
| Debt issuance costs included in accrued liabilities | — | — | 90 |
| Effect of corporate conversion (Note 1) | — | — | 319,868 |
| Related party receivable net against holdback payment to prior shareholders | — | — | 4,335 |
| Deferred offering costs in prepaid expenses and other current assets as of December 31, 2020 offsetting payments of deferred offering costs | — | — | 423 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## Note 1 – Organization and Description of Business

MeridianLink, Inc., and its wholly-owned subsidiaries, (collectively the "Company"), provides secure, cloud-based digital solutions that transform the ways in which traditional and emerging financial services providers engage with account holders and end users. The Company sells its solutions to financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies. The Company delivers its solutions to the substantial majority of its customers using a software-as-a-service ("SaaS") model under which its customers pay subscription fees for the use of the Company's solutions. The Company is headquartered in Costa Mesa, California.

### Corporate Conversion

Prior to July 27, 2021, the Company operated as a Delaware limited liability company under the name Project Angel Parent, LLC ("Parent"), which directly and indirectly held all the equity interests in its operating subsidiaries. On May 31, 2018, a subsidiary of Parent acquired all the outstanding common stock of MeridianLink, Inc. ("MeridianLink"). Under the terms of the Amended and Restated Limited Liability Company Operating Agreement ("Agreement"), dated as of May 31, 2018, of Parent, the members were not obligated for debt, liabilities, contracts or other obligations of Parent. Profits and losses were allocated to members as defined in the Agreement.

On July 27, 2021, prior to the effectiveness of the registration statement for the Company's initial public offering, MeridianLink, the then operating company and the indirect wholly owned subsidiary of Project Angel Parent, LLC, changed its name to ML California Sub, Inc., and Project Angel Parent, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to MeridianLink, Inc. As a result of the corporate conversion, MeridianLink, Inc. succeeded to all property and assets and debts and obligations of Project Angel Parent, LLC. Effective July 27, 2021, MeridianLink, Inc. is governed by its certificate of incorporation filed with the Delaware Secretary of State and its bylaws.

Upon its conversion into a corporation, the Company converted each of its outstanding Class A preferred units ("Class A Units") into a number of shares of common stock equal to the result of the accrued preferred return price per Class A Unit divided by the per share of common stock conversion price determined by the board of directors to be $25.50. The preferred return price for each Class A Unit was equal to the future value of $1,000 at a 9% interest rate compounded quarterly over the time passed since the issuance of such unit. Upon the Company's conversion into a corporation, the outstanding Class A Units converted into an aggregate of 16,607,235 shares of common stock and were reclassified into permanent equity. Additionally, all the outstanding Class B common units ("Class B Units") converted into an aggregate of 53,646,668 shares of common stock on a one-for-one basis. At the time of the corporate conversion there were 1,533,763 of such shares that remained subject to future vesting and were not included in the outstanding shares. Following the Corporate Conversion, there were no units of Class A Units outstanding.

The effects of the events described in the preceding two paragraphs are collectively referred to as the "Corporate Conversion."

### Initial Public Offering and Reverse Stock Split

On July 30, 2021, the Company completed its initial public offering ("IPO") through an underwritten sale of 13.2 million shares of its common stock, of which 10.0 million newly issued shares were sold by the Company at a price to the public of $26.00 per share. The Company received net proceeds of $242.1 million after deducting $17.9 million in underwriting discounts, commissions, and offering-related expenses.

The IPO also included the sale of 3.2 million shares of our common stock by the selling stockholders. The Company did not receive any proceeds from the sale of common stock by the selling stockholders. Additionally, the selling stockholders granted the underwriters an option, exercisable for 30 days after the effective date of the Prospectus, to purchase up to 2.0 million additional shares of common stock. The option was exercised for 1.2 million additional shares on August 26, 2021.

In connection with the listing of the Company's common stock on the New York Stock Exchange (the "NYSE"), the Company entered into indemnification agreements with its directors and certain officers and employees that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as directors, officers, or employees.

In advance of the IPO, on July 16, 2021, the Company effected a 1-for-2 reverse unit split of the Company's Class B Units, whereby every two Class B Units converted into one Class B Unit. All Class B Unit and per unit information included in the accompanying consolidated financial statements have been adjusted to reflect this reverse unit split for all periods presented. Following the Corporate Conversion, there were no units of Class B Units outstanding.

**Note 2 – Summary of Significant Accounting Policies**

**Basis of Presentation**

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

**Operating and Reportable Segment**

The Company operates and manages its business and financial information on a consolidated basis for the purposes of evaluating financial performance and the allocation of resources. The Company's management determined that it operates in one operating and reportable segment that is focused exclusively on providing cloud-based digital solutions in the United States. In reaching this conclusion, management considers the definition of the chief operating decision maker ("CODM"), how the business is defined by the CODM, the nature of the information provided to the CODM and how that information is used to make operating decisions, allocate resources, and assess performance. The Company's CODM is the chief executive officer. The results of operations provided to and analyzed by the CODM are at the consolidated level, and accordingly, key resource decisions and assessment of performance are performed at the consolidated level. The Company assesses its determination of operating segments at least annually.

**Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in short-term and highly liquid investment-grade obligations, which are held in safekeeping by large and creditworthy financial institutions. Deposits in these financial institutions may exceed federally insured limits.

As of and for the years ended December 31, 2023, 2022, and 2021, the Company did not have any customers that accounted for greater than 10% of accounts receivable or 10% of net revenues.

**Use of Estimates**

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Certain items subject to such estimates include the fair value of acquired intangible assets; the capitalization of software development costs; the useful lives of long-lived intangible assets; impairment of goodwill and long-lived assets; and income taxes, including the valuation allowance for deferred income taxes. In accordance with GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from those estimates.

Accounting policies that most significantly impact the presented amounts within these consolidated financial statements are further described below:

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. As of December 31, 2023, and 2022, cash consisted of checking deposit accounts and demand deposit accounts. As of December 31, 2023, and 2022, cash equivalents included $66.8 million and $40.5 million, respectively, held in a money market fund.

*Accounts Receivable and Allowance for Credit Losses*

Effective January 1, 2023, the Company adopted the requirements of *Accounting Standard Update ("ASU") 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments."* The Company's accounts receivable includes billed and unbilled receivables, net of an allowance for credit losses. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The Company recognizes an allowance for credit losses on accounts receivable in an amount equal to the current expected credit losses. The estimation of the allowance is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and estimated future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible.

The Company assesses collectability by pooling receivables where similar characteristics exist and evaluates receivables individually when specific customer balances no longer share those risk characteristics and are considered at risk or uncollectible. The expense associated with the allowance for expected credit losses is recognized in general and administrative expenses on the accompanying consolidated statements of operations.

*Property and Equipment*

The Company records property and equipment at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

| Asset Category | Life (years) |
|---|---:|
| Computer equipment and software | 3 – 5 years |
| Office equipment and furniture | 3 – 7 years |
| Leasehold improvements | Shorter of the lease term or the estimated useful lives of the assets |

Expenditures for maintenance and repairs are charged to expense as incurred, and major renewals and improvements are capitalized. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from the accounts.

*Leases*

Leases arise from contractual obligations that convey the right to control the use of identified property or equipment for a period of time in exchange for consideration. At the inception of the contract, the Company determines if an arrangement contains a lease based on whether there is an identified asset and whether the Company controls the use of the identified asset. The Company also determines the classification of that lease, between financing and operating, at the lease commencement date. The Company accounts for and allocates consideration to the lease and non-lease components as a single lease component.

A right-of-use ("ROU") asset represents the Company's right to use an underlying asset, and a lease liability represents the Company's obligation to make payments during the lease term. ROU assets are recorded and recognized at commencement for the lease liability amount, adjusted for initial direct costs incurred and lease incentives received, and adjusted for prepaid or accrued lease payments. Lease liabilities are recorded at the present value of the future lease payments over the lease term at commencement. The discount rate used to determine the present value is the incremental borrowing rate, unless the interest rate implicit in the lease is readily determinable. As the implicit rate for the operating leases is generally not determinable, the Company uses an incremental borrowing rate as the discount rate at the lease commencement date to determine the present value of lease payments. The Company determines the discount rate of the leases by considering various factors, such as the credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, jurisdictions, and the lease term.

The Company's operating leases typically include non-lease components such as common-area maintenance costs, utilities, and other maintenance costs. For real estate leases, the Company has elected to include non-lease components with lease payments for the purpose of calculating lease right-of-use assets and liabilities to the extent that they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease payments.

The Company's lease terms may include options to extend or terminate the lease. The Company generally uses the base, non-cancelable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that the Company will exercise those options. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company's ROU assets are included in right of use assets and the current and non-current portions of the lease liabilities are included in accrued liabilities and other long-term liabilities, respectively, on the consolidated balance sheets. The Company does not record leases with terms of 12 months or less on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the expected lease term.

The Company has entered into subleases, or has made decisions and taken actions to exit and sublease certain unoccupied leased office space. Sublease income is recorded as a reduction of rent expense straight-line over the term of the sublease. The Company tests ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For leased assets, such circumstances would include the decision to leave a leased facility prior to the end of the minimum lease term or subleases for which estimated cash flows do not fully cover the costs of the associated lease.

### Intangible Assets

Intangible assets primarily consist of developed technology, customer relationships, trademarks, and non-competition agreements, which were acquired through acquisitions. The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

### Capitalized Internal-Use Software Costs

For development costs related to internal use software, such as the Company's subscription offerings, and implementation costs incurred in cloud computing arrangements that are service contracts, the Company follows the guidance of Accounting Standards Codification ("ASC") 350-40, *"Internal Use Software."* ASC 350-40 sets forth the guidance for costs incurred for computer software developed or obtained for internal use and requires companies to capitalize qualifying computer software development costs, which are incurred during the application development stage. Once the application development stage is reached, internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These capitalized costs are to be amortized on a straight-line basis over the expected useful life of the software of 3 years. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such capitalized costs related to developed technology are included within the intangible assets balance on the consolidated balance sheets.

### Cloud Computing Arrangements

The Company capitalizes certain costs associated with cloud computing arrangements that are service contracts, including third party software development costs that are part of the application development stage. Capitalized deferred implementation costs for cloud computing arrangements are included in prepaid expenses and other current assets, and other assets on the Company's consolidated balance sheets. Amounts capitalized are amortized as general and administrative expenses and cost of revenues on the consolidated statements of operations over 2 to 5 years beginning on the date the associated hosting arrangement is ready for its intended use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

*Impairment of Long-Lived Assets*

The Company evaluates the carrying value of long-lived assets, including intangible assets with finite lives, right of use assets, contract cost assets, and property and equipment, whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. The impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets.

*Goodwill*

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company tests goodwill for impairment in accordance ASC 350, *"Intangibles—Goodwill and Other."* Goodwill is tested for impairment at least annually at the reporting unit level or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Events or changes in circumstances which could trigger an impairment review include consideration of certain key factors including macroeconomic conditions, industry and market conditions, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance.

ASC 350 provides that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform a quantitative impairment test.

The quantitative impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If however, the fair value of the reporting unit is less than book value, then an impairment charge is recorded for the difference between the reporting unit's fair value and carrying amount, not to exceed the carrying amount of the goodwill. The Company has one reporting unit and tests its goodwill for impairment annually, as of October 1, or more frequently if circumstances indicate that goodwill may not be recoverable.

*Fair Value of Financial Instruments*

The Company accounts for certain of its financial assets at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
- Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of most of the Company's financial instruments, including cash and cash equivalents approximate fair value due to their high liquidity in actively quoted trading markets and their short maturities. The carrying amounts of the Company's accounts receivable, accounts payable, accrued liabilities, and short-term deferred revenue approximate fair value due to their short maturities. The carrying value of the Company's long-term debt is considered to approximate the fair value of such debt as of December 31, 2023, and 2022 based upon the interest rates that the Company believes it can currently obtain for similar debt, which is considered a level 2 input to determine fair value.

*Cumulative Preferred Return*

Prior to the Corporate Conversion, Class A preferred unitholders were entitled to a cumulative preferred return, as disclosed further in Note 7. At each reporting period-end, the Company evaluated whether the Class A Units were considered currently redeemable or probable of becoming redeemable in accordance with ASC 480-10, *"Distinguishing Liabilities from Equity,"* based on the facts and circumstances of the deemed liquidation events that would give rise to the redemption of the units. In accordance with the prescribed accounting literature, the Company would not record the cumulative preferred return in the consolidated financial statements until the Company determined that such units were probable of becoming redeemable.

Upon the Corporate Conversion, the Company converted each of its outstanding Class A Units into a number of shares of common stock equal to the result of the accrued preferred return price per Class A Unit divided by the conversion price per share of common stock, as determined by the board of directors. Following the Corporate Conversion, there were no units of Class A Units outstanding. See Note 1 for further information on the Corporate Conversion.

*Revenue Recognition*

Under ASC 606, *"Revenue from Contracts with Customers,"* revenue is recognized upon the transfer of control of a promised service to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those services, net of sales taxes. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the Company satisfies the performance obligations.

The Company delivers its solutions using a software-as-a service, ("SaaS") model under which its customers pay subscription fees for the use of the Company's solutions as well as fees for transactions processed. The Company's subscription fees consist of revenues from software solutions that are governed by pricing and terms contained in contracts between the Company and its customers. The initial term of contracts with customers is typically three years, but may range from one to seven years. Customer contracts are typically not cancellable without penalty, and almost always contain an evergreen auto-renewal term that is often for a one-year extension after the initial term, but can extend the auto-renewal of the contract up to the length of the original term. The Company's subscription fee revenues include annual base fees, platform partner fees, and, depending on the product, fees per search or per loan application or per closed loan (with contractual minimums based on volume) that are charged on a monthly basis, which is referred to as volume-based fees. The Company earns additional revenues based on the volume of applications or closed loans processed above its customers' contractual minimums.

Revenue-generating activities are directly related to the sale, implementation, and support of the Company's solutions. The Company derives the majority of its revenues from subscription fees for the use of its solutions hosted using cloud-based hosting services, volume-based fees, as well as revenues for customer support and professional implementation services related to the Company's solutions.

Variable consideration exists when the amount that the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as processing services performed under usage-based pricing arrangements or professional services billed on a time-and-materials basis. Variable consideration included in the transaction price of a contract is constrained such that a significant revenue reversal is not probable. Under the standard terms and conditions of the Company's contracts with its customers or partners, contractual transaction price is generally not adjusted due to measurement adjustments associated with estimated variable consideration.

*Subscription Fee Revenues*

The Company's software solutions are generally available for use as hosted application arrangements under subscription fee agreements. The Company's software solutions consist of an obligation for the Company to provide continuous access to a technology solution that it hosts and routine customer support, both of which the Company accounts for as a stand-ready performance obligation. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company's solution is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or revenues, depending on whether the revenue recognition criteria have been met. For the majority of our customers, additional fees for monthly usage are recognized as revenue in the month when the usage amounts are determined and reported. Certain of the Company's subscription contracts are invoiced to its customers annually, and revenue is recognized ratably over the service term.

In determining whether SaaS services are distinct, we considered whether the series guidance applies to the Company's subscription services. The Company considered various factors including that substantially all the Company's SaaS arrangements involve the transfer of a service to the customer, which represents a performance obligation that is satisfied over time because the customer simultaneously receives and consumes the benefits of the services provided. Customer support services, forms maintenance, and subscription services are considered a series of distinct services that are accounted for as a single performance obligation, as the nature of the services are substantially the same and have the same pattern of transfer (i.e., distinct days of service). For these contracts, the Company allocates the ratable portion of the consideration to each period based on the services provided in such period.

The Company has concluded that its subscription fees related to monthly usage above the levels included in the standard subscription fee relates specifically to the transfer of the service to the customer in that month and is consistent with the allocation objective of ASC 606 when considering all the performance obligations and payment terms in the contract. Therefore, the Company generally recognizes additional usage revenues in the month when the usage amounts are determined and reported. This allocation reflects the amount the Company expects to receive for the services for the given period.

The Company has a limited number of legacy customers that host and manage its solutions on-premises under term license and maintenance agreements. This type of arrangement is no longer sold and represents an immaterial amount of the Company's subscription fee revenues. However, there is no planned sunset or end of life for these on-premises solutions.

*Professional Services Revenues*

The Company offers implementation, configuration, consulting, and training services for its software solutions and SaaS offerings. Revenues from the Company's professional services are recognized as control is transferred to the customer, which can be either at a point in time or over time, depending on the nature of the contractual performance obligations.

In determining whether implementation services are distinct from subscription services, we considered that there is not a significant level of integration between implementation and subscription services. Further, implementation services in our contracts provide benefit to the customer with other readily available resources and the implementation services generally are not interdependent with the SaaS subscription services. Therefore, implementation services are generally accounted for as a separate performance obligation, as they represent distinct services that provide benefit to the customer apart from SaaS services.

Consulting and training services are generally considered a separate performance obligation as they are considered distinct services that provide a benefit to the customer on their own.

*Other Revenues*

The Company enters into referral and marketing agreements with various third parties, in which revenues for the Company are primarily generated from transactions initiated by the third parties' customers. The Company may introduce its customers to a referral partner or offer additional services available from the referral partner via an integration with the Company's software solutions. Other revenues are recognized in the period the services are performed, which can be either at a point in time or over time, depending on the nature of the contractual performance obligations.

*Identification of Performance Obligations and Determination of Transaction Price*

The Company enters into contracts with customers that often include multiple performance obligations, usually including multiple subscription and implementation services. For these contracts, the Company accounts for distinct individual performance obligations separately by allocating the contract's total transaction price to each performance obligation in an amount based on the relative standalone selling price ("SSP") of each distinct good or service in the contract.

The Company's determination of SSP for each distinct performance obligation in its contracts with its customers requires minimal judgment. Performance obligations are generally sold at standard prices and subscriptions are generally coterminous. Therefore, it is rare that any reallocation of transaction consideration is required. The Company's best evidence of SSP is the observable price at which products and services are sold separately to customers, which is generally the stated contract price.

*Principal versus Agent*

The Company evaluates whether it is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) with respect to the vendor reseller agreements pursuant to which the Company resells certain third-party solutions along with the Company's solutions. Generally, the Company reports revenues from these types of contracts on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues. Where the Company is the principal, it first obtains control of the inputs to the specific service and directs their use to create the combined output. The Company's control is evidenced by its involvement in the integration of the partners' services with the Company's solutions before the partners' services are transferred to the Company's customers and is further supported by the Company being primarily responsible to the customers, having a level of discretion in establishing pricing, and is subject to credit loss. In cases where the Company does not obtain control prior to the transfer of services, and acts as an agent, revenue is reported on a net basis, with costs being recorded as a reduction to revenues. Agent related revenue is recorded in subscription fees revenue on the Company's consolidated statements of operations

**Contract Balances and Deferred Revenue**

The timing of customer billing and payment relative to the start of the service period varies from contract to contract; however, the Company bills many of its customers in advance of the provision of services under its contracts, resulting in contract liabilities consisting of deferred revenue. Deferred revenue represents billings under noncancellable contracts before the related product or service is transferred to the customer. The Company records an unbilled receivable when revenue is recognized prior to invoicing.

The deferred revenue balance consists of subscription and implementation fees which have been invoiced up front and are recognized as revenue only when the revenue recognition criteria are met. The Company's subscription contracts are invoiced to its customers annually or monthly based on the underlying contractual terms, and revenue is recognized ratably over the service term. Any fees invoiced up front for contracts that have a service term that extend multiple years, the portion of deferred revenue that will be recognized beyond 12 months from the date of the financial statements, are classified as long-term deferred revenue.

The payment terms and conditions vary by contract; however, the Company's terms generally require payment within 30 days from the invoice date. In instances where the timing of revenue recognition differs from the timing of payment, the Company elected to apply the practical expedient in accordance with ASC 606 to not adjust contract consideration for the effects of a significant financing component. The Company expects, at contract inception, that the period between when promised goods and services are transferred to the customer and when the customer pays for those goods and services will be one year or less. As such, the Company determined its contracts do not generally contain a significant financing component.

### *Assets Recognized from Costs to Obtain a Contract with a Customer*

The Company capitalizes sales commissions and related payroll benefits related to its customer agreements because the commission charges are so closely related to the revenues from the noncancellable customer agreements that they should be recorded as an asset and charged to expense over the expected period of customer benefit. The Company capitalizes commissions for those involved in the sale of its SaaS offerings, including direct employees and their supervisors, as these are incremental to the sale. The Company begins amortizing deferred costs for a particular customer agreement once the revenue recognition criteria are met and amortizes those deferred costs over the expected period of customer benefit, which the Company estimates to be three years. The Company determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor's product, all of which are governed by the estimated useful life of the technology. Current costs are included in prepaid expenses and other current assets, and non-current costs are included in other assets on the accompanying consolidated balance sheets.

The Company applies a practical expedient to expense costs to obtain a contract with a customer, as incurred, when the amortization period would have been one year or less.

### *Research and Development*

Research and development expenses are comprised primarily of salaries, benefits and share-based compensation associated with the Company's engineering, product, and quality assurance personnel. Research and development expenses also include third-party contractors and allocated overhead. Other than software development costs that qualify for capitalization, as discussed above, research and development costs are expensed as incurred.

### *Sales and Marketing*

Sales and marketing expenses consist primarily of compensation and employee benefits, including share-based compensation, of sales and marketing personnel and related sales support teams, sales and partner commissions, trade show and advertising costs, and allocated overhead. Sales and marketing expenses also include amortization of assets recognized from the costs to obtain a contract with a customer, as discussed above. Marketing costs, including advertising and trade show expenses are expensed as incurred, and were $1.5 million, $1.4 million, and $1.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

### *Share-Based Compensation*

The Company accounts for share-based compensation by estimating the fair value of share-based payment awards at the grant date. The Company estimates the fair value of its share-based options using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period.

Calculating share-based compensation expense requires the input of assumptions, including the expected term of the share-based awards, share price volatility, risk free interest rates, and the expected dividend yield of the Company's common stock. Prior to the Company's IPO, the Company utilized an independent valuation specialist to assist with the Company's determination of the fair value per share. The methods used to determine the fair value per share included discounted cash flow analysis, comparable public company analysis, and comparable acquisition analysis. Starting in the third quarter of 2020 and until the Company's IPO, the probability-weighted expected return method was used and considered multiple exit scenarios, including a near term IPO. The assumptions used in calculating the fair value of share-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, share-based compensation expense could be materially different in the future.

The Company accounts for forfeitures when they occur. The Company has elected to recognize share-based compensation expense for service-based awards on a straight-line basis over the service vesting period. The Company recognizes compensation expense for awards subject to performance conditions using the graded attribution method.

### *Debt Issuance Costs*

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company's debt. Debt issuance costs related to the Company's term loan are netted against the Company's debt, and those related to the Company's revolving credit facility are included in prepaid expenses and other current assets, and other assets. These amounts are amortized into interest expense over the estimated life of the debt using the effective interest method for the Company's term loan and using the straight-line method for the Company's revolving credit facility.

The Company performs an analysis on a creditor-by-creditor basis when its debt is modified to determine if the debt instruments were substantially different. In the event of extinguishment, capitalized debt issuance costs are expensed. In the event of debt modification, lender related fees are capitalized, and third-party costs are expensed.

### *Income Taxes*

The Company accounts for income taxes using the assets and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid, or refunds received, as provided for under currently enacted tax law. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. If they are not, deferred tax assets are reduced by a valuation allowance. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is subsequently determined that deferred tax assets would be more likely than not realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized which includes (a) the tax position must be evaluated to determine the likelihood that it is more likely than not of being sustained based solely on the technical merits of the position, and if so, (b) the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The benefit from income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

The Company reports tax related interest and penalties, if any, as income tax expense. There were no material interest or penalties recorded for the years ended December 31, 2023, 2022, or 2021.

### *Net Income (Loss) Per Share*

Basic net income (loss) per share was computed by dividing the net loss attributable to the common stockholders by the weighted average number of common stock outstanding during the period, without the consideration for potential dilutive common stock. For the purpose of calculating basic net income (loss) per share for the year ended December 31, 2021, the Company adjusted net income or loss for cumulative dividends on the Class A Units that had accrued through the reporting period end date for 2021 and through the date of the Corporate Conversion on July 27, 2021. Net income (loss) attributable to common stockholders is computed by deducting the dividends accumulated for the period on cumulative preferred units from net income or loss. If there was a net loss, the amount of the loss is increased by those preferred dividends.

For the purpose of calculating basic weighted average number of common stock outstanding during the year ended December 31, 2021, the Company retroactively reflected the effects of the Corporate Conversion with respect to the outstanding Class B common units, which converted into common stock on a one-for-one basis. The conversion of the Company's Class A Units into common stock was included in the basic weighted average number of common stock outstanding upon the date of the Corporate Conversion on a prospective basis during the year ended December 31, 2021.

Diluted net income (loss) per share was computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common stock equivalents outstanding for the period determined using the treasury-stock method. Due to the net losses for the years ended December 31, 2023, and 2021, all otherwise potentially dilutive securities were antidilutive. Accordingly, basic net loss per share equaled diluted net loss per share for the years ended December 31, 2023, and 2021.

### *Business Combinations*

The Company accounts for business combinations in accordance with Accounting Standards Codification ("ASC") 805, *"Business Combinations."* The results of businesses acquired in a business combination are included in the Company's consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in acquisition related costs on the consolidated statements of operations. The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with management's determination of the fair values of assets acquired and liabilities assumed in a business combination. During the measurement period, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocated to goodwill. During the measurement period, which expires one year from the acquisition date, changes to any purchase price allocations that are material to the Company's consolidated financial results will be adjusted prospectively.

**Accounting Pronouncements Recently Adopted**

The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and has elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies.

*ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting"*

ASU 2020-04 provides optional guidance for a limited time to ease the potential accounting burden associated with transitioning away from reference rates, such as the London Inter-Bank Offered Rate (LIBOR), which regulators in the United Kingdom are currently phasing out. The expedients and exceptions provided by ASU 2020-04 are for the application of GAAP to contracts, hedging relationships, and other transactions affected by the rate reform. Companies can apply the ASU immediately on a prospective basis. However, the guidance will only be available for a limited time. In December 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-06 *"Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848"* which deferred the sunset date from December 31, 2022, to December 31, 2024, after which companies will no longer be permitted to apply the transition relief. The Company implemented its transition away from LIBOR during the year ended December 31, 2023, and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

*ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments."*

Rather than generally recognizing credit losses when it is probable that the loss has been incurred, the revised guidance requires companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument's contractual life. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company adopted this guidance effective January 1, 2023, and the adoption of this standard did not have a material impact on the Company's consolidated financial statements and disclosures.

**Recent Accounting Pronouncements Not Yet Adopted**

*ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"*

ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company for annual periods beginning after December 15, 2025, on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

*ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"*

ASU 2023-07 requires enhanced disclosures about significant segment expenses and other segment items and requires companies to disclose all annual disclosures about segments in interim periods. The new standard also permits companies to disclose more than one measure of segment profit or loss, requires disclosure of the title and position of the Chief Operating Decision Maker, and requires companies with a single reportable segment to provide all disclosures required by Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, and companies are required to apply the ASU retrospectively to all periods presented. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

**Note 3 – Revenue Recognition**

**Disaggregation of Revenue**

The following table disaggregates the Company's net revenues by solution type (in thousands):

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| Lending Software Solutions | $ | 232,199 | $ | 208,290 | $ | 176,793 |
| Data Verification Software Solutions | | 71,418 | | 79,756 | | 90,883 |
| Total | $ | 303,617 | $ | 288,046 | $ | 267,676 |

During the year ended December 31, 2023, the Company updated its estimate of variable consideration associated with one of the Company's channel reseller contracts acquired through a past acquisition, which resulted in a $2.3 million reduction in Lending Software Solutions revenue for the period. The change in the estimate of variable consideration for that period was due to a commercial dispute with the reseller in the period, which resulted in a reduction in the amount the Company expected to receive under this contract, as the receipt of this amount was no longer considered to be probable, leading to the reduction in revenue.

The following table disaggregates the Company's net revenues by major source (in thousands):

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| Subscription fees | $ | 256,787 | $ | 248,864 | $ | 235,489 |
| Professional services | | 36,250 | | 29,320 | | 22,707 |
| Other | | 10,580 | | 9,862 | | 9,480 |
| Total revenues | $ | 303,617 | $ | 288,046 | $ | 267,676 |

**Contract Balances**

The following table presents amounts related to customer contract-related arrangements, which are included on the consolidated balance sheets as follows (in thousands):

| | As of December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| Accounts receivable | $ | 30,314 | $ | 29,010 | $ | 23,897 |
| Unbilled receivables | | 2,098 | | 3,895 | | 1,016 |
| Accounts receivable, net | $ | 32,412 | $ | 32,905 | $ | 24,913 |
| | | | | | | |
| Deferred revenue, current | $ | 17,224 | $ | 16,945 | $ | 14,707 |
| Long-term deferred revenue | | 792 | | 1,141 | | — |

Unbilled receivables primarily result from revenue being recognized when or as control of a solution or service is transferred to the customer, but where invoicing is contingent upon the completion of other performance obligations or payment terms differ from the provisioning of services. Unbilled receivables and accounts receivable, net of the allowance for expected credit losses, are included within accounts receivable, net on the Company's consolidated balance sheets.

Accounts receivable and unbilled receivables will increase or decrease based on the timing of invoices, customer payments, and recognition of revenue.

*Deferred Revenue*

The balance of deferred revenue will increase or decrease based on the timing of invoices and recognition of revenue. Significant changes in our deferred revenue liability balances during the years ended December 31, 2023, and 2022 were as follows (in thousands):

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2023 | | 2022 |
| Deferred revenue, beginning balance | $ 18,086 | $ | 14,707 |
| Billing of transaction consideration | 303,547 | | 291,425 |
| Revenue recognized | (303,617) | | (288,046) |
| Deferred revenue, ending balance | $ 18,016 | $ | 18,086 |
| Deferred revenue, current | $ 17,224 | $ | 16,945 |
| Long-term deferred revenue | 792 | | 1,141 |
| Total deferred revenue | $ 18,016 | $ | 18,086 |

**Assets Recognized from Costs to Obtain a Contract with a Customer**

The following table represents the changes in contract cost assets (in thousands):

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2023 | | 2022 |
| Beginning balance | $ 6,539 | $ | 5,835 |
| Additions | 4,821 | | 3,267 |
| Amortization | (3,342) | | (2,563) |
| Ending balance | $ 8,018 | $ | 6,539 |
| Contract cost assets, current | $ 3,782 | $ | 2,938 |
| Contract cost assets, noncurrent | 4,236 | | 3,601 |
| Total contract cost assets | $ 8,018 | $ | 6,539 |

There was no impairment of assets related to contract cost assets during the years ended December 31, 2023, 2022, and 2021.

**Accounts Receivable and Allowance for Credit Losses**

A rollforward of the Company's allowance for expected credit losses balance for the year ended December 31, 2023, is as follows (in thousands):

| | As of December 31, 2023 |
| --- | --- |
| Allowance for doubtful accounts, December 31, 2022 | $ 165 |
| Impact of adopting ASU 2016-13 | — |
| Allowance for expected credit losses, January 1, 2023 | 165 |
| Provision for expected credit losses | 930 |
| Write offs, net | (581) |
| Allowance for expected credit losses, December 31, 2023 | $ 514 |

Prior to the adoption of ASU 2016-13, a rollforward of the Company's allowance for doubtful accounts is as follows (in thousands):

| | As of December 31, 2022 |
|---|---:|
| Beginning balance | $ 215 |
| Provision for doubtful accounts | — |
| Write offs, net | (50) |
| Ending balance | $ 165 |

## Note 4 – Balance Sheet Components

### Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

| | As of December 31, | |
|---|---:|---:|
| | 2023 | 2022 |
| Prepaid expenses | $ 5,762 | $ 6,069 |
| Contract cost assets, current | 3,782 | 2,938 |
| Income tax receivable | 961 | — |
| Other | 1,069 | 440 |
| Total prepaid expenses and other current assets | $ 11,574 | $ 9,447 |

### Cloud Computing Arrangements

Capitalized deferred implementation costs for cloud computing arrangements consisted of the following (in thousands):

| | As of December 31, | |
|---|---:|---:|
| | 2023 | 2022 |
| Capitalized deferred implementation costs | $ 1,779 | $ 442 |
| Accumulated amortization | (208) | (111) |
| Capitalized deferred implementation costs, net | $ 1,571 | $ 331 |

Amortization expense for capitalized deferred implementation costs was $0.1 million, $0.1 million, and $0.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

### Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

| | As of December 31, | |
|---|---:|---:|
| | 2023 | 2022 |
| Computer equipment and software | $ 8,794 | $ 7,854 |
| Leasehold improvements | 2,732 | 2,732 |
| Office equipment and furniture | 990 | 978 |
| Total | 12,516 | 11,564 |
| Accumulated depreciation | (9,179) | (7,319) |
| Property and equipment, net | $ 3,337 | $ 4,245 |

Depreciation expense amounted to $1.9 million, $2.3 million, and $2.3 million for the years ended December 31, 2023, 2022, 2021, respectively. The Company disposed of office furniture that resulted in a loss of $0.0 million, $0.7 million, and $0.5 million for the years ended December 31, 2023, 2022, 2021, and respectively. The losses are included in general and administrative expenses on the accompanying consolidated statements of operations.

In December 2022, the Company terminated one of its office leases upon expiration of the lease term. The termination resulted in a loss on disposal of property and equipment and related assets of $0.5 million. The loss is included in general and administrative expenses on the accompanying consolidated statements of operations.

**Intangible Assets, Net**

Intangible assets, net consisted of the following (in thousands):

| | As of December 31, 2023 | | |
| | Gross Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Customer relationships | $ 343,300 | $ (166,485) | $ 176,815 |
| Developed technology | 96,400 | (52,039) | 44,361 |
| Trademarks | 24,975 | (12,803) | 12,172 |
| Non-competition agreements | 5,500 | (1,743) | 3,757 |
| Capitalized software | 28,997 | (15,042) | 13,955 |
| Total intangible assets, net | $ 499,172 | $ (248,112) | $ 251,060 |

| | As of December 31, 2022 | | |
| | Gross Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Customer relationships | $ 343,300 | $ (132,298) | $ 211,002 |
| Developed technology | 96,400 | (40,360) | 56,040 |
| Trademarks | 24,975 | (10,205) | 14,770 |
| Non-competition agreements | 5,500 | (688) | 4,812 |
| Capitalized software | 19,443 | (8,592) | 10,851 |
| Total intangible assets, net | $ 489,618 | $ (192,143) | $ 297,475 |

The weighted average remaining useful lives for intangible assets as of December 31, 2023, were as follows:

| | Weighted Average Remaining Useful Life (in years) |
|---|---|
| Customer relationships | 6 |
| Developed technology | 6 |
| Trademarks | 5 |
| Non-competition agreements | 4 |
| Capitalized software | 2 |

Amortization expense related to intangible assets was as follows (in thousands):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cost of revenues | $ 18,129 | $ 15,553 | $ 12,519 |
| General and administrative expense | 37,840 | 36,110 | 35,631 |
| Total amortization expense | $ 55,969 | $ 51,663 | $ 48,150 |

The estimated future amortization of intangible assets as of December 31, 2023, was as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2024 | $ 55,942 |
| 2025 | 50,062 |
| 2026 | 44,237 |
| 2027 | 42,052 |
| 2028 | 24,901 |
| Thereafter | 33,866 |
| Total amortization expense | $ 251,060 |

For the years ended December 31, 2023, 2022, and 2021, the Company capitalized $9.6 million, $8.5 million, and $5.0 million respectively, related to internally developed software costs.

No impairment of long-lived assets was recorded during the years ended December 31, 2023, 2022, and 2021.

**Goodwill**

A rollforward of the Company's goodwill balance for the years ended December 31, 2023 and 2022, is as follows (in thousands):

|  | As of December 31, | |
|  | 2023 | 2022 |
|---|---|---|
| Beginning balance | $ 608,657 | $ 564,799 |
| OpenClose acquisition | — | 37,038 |
| StreetShares acquisition | — | 6,820 |
| Adjustments to OpenClose acquisition date fair value | 274 | — |
| Adjustments to StreetShares acquisition date fair value | 1,132 | — |
| Ending balance | $ 610,063 | $ 608,657 |

During the year ended December 31, 2023, the Company used the qualitative approach to perform its annual goodwill impairment test and concluded it was more likely than not that the fair value of the Company's reporting unit exceeded the carrying value of its net assets. No goodwill impairment was recorded during the years ended December 31, 2023, 2022, and 2021.

**Accrued Liabilities**

Accrued liabilities consisted of the following (in thousands):

|  | As of December 31, | |
|  | 2023 | 2022 |
|---|---|---|
| Accrued payroll and payroll-related expenses | $ 9,501 | $ 9,836 |
| Accrued bonuses | 6,424 | 5,947 |
| Sales tax liabilities from acquisitions | 3,383 | 4,572 |
| Accrued operating costs | 3,655 | 4,016 |
| Accrued costs of revenues | 2,003 | 3,141 |
| Customer deposits | 1,302 | 476 |
| Operating lease liabilities – current | 773 | 1,223 |
| User conference accrual | 1,073 | 755 |
| Other accrued liabilities | 2,559 | 2,534 |
| Total accrued liabilities | $ 30,673 | $ 32,500 |

**Note 5 – Commitments and Contingencies**

**Legal Matters**

The Company is, and from time to time may be, involved in legal proceedings and claims arising out of the Company's operations in the ordinary course of business. Management is not currently aware of any legal proceedings or claims against it that could have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

**Other Contractual Commitments**

The Company's contractual commitments primarily consist of third-party cloud infrastructure agreements and service subscription arrangements used to support operations at the enterprise level. Future minimum payments under the Company's non-cancelable purchase commitments as of December 31, 2023, are as follows (in thousands):

|  | Contractual Commitments |
|---|---|
| Years ending December 31, |  |
| 2024 | $ 1,550 |
| Thereafter | — |
| Total | $ 1,550 |

**Note 6 – Debt**

Debt consisted of the following (in thousands):

|  | As of December 31, | |
|  | 2023 | 2022 |
|---|---|---|
| 2021 Term loan | $ 427,388 | $ 431,738 |
| Debt issuance costs | (3,842) | (4,829) |
| Total debt, net | 423,546 | 426,909 |
| Less: Current portion of debt |  |  |
| 2021 Term loan | 4,350 | 4,350 |
| Debt issuance costs | (808) | (845) |
| Total current portion of debt, net | 3,542 | 3,505 |
| Total non-current portion of debt, net | $ 420,004 | $ 423,404 |

Amortization of debt issuance costs was $1.1 million, $2.8 million, and $3.4 million for the years ended December 31, 2023, 2022, and 2021, respectively. Total interest expense, excluding amortization of debt issuance costs, was $37.1 million, $21.6 million, and $29.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

**2021 Credit Agreement**

On November 10, 2021, the Company entered into a credit agreement (the "2021 Credit Agreement"), which provides for a term loan facility (the "2021 Term Loan") in an aggregate principal amount of $435.0 million, and a revolving credit facility (the "2021 Revolving Credit Facility") in an aggregate principal amount of $50.0 million, inclusive of a $10.0 million letter of credit sub-facility. The Company used the proceeds from the 2021 Term Loan to pay all outstanding amounts due under the Company's previous 2018 First Lien plus certain fees and expenses. The 2021 Term Loan and 2021 Revolving Credit Facility mature on November 10, 2028, and November 10, 2026, respectively. The Company has not drawn on the 2021 Revolving Credit Facility as of December 31, 2023.

During the second quarter of 2023, the Company entered into a conforming changes amendment to the 2021 Credit Agreement that established the Secure Overnight Financing Rate ("SOFR") as the benchmark rate used in the definition of the Eurocurrency Rate for its 2021 Term Loan and 2021 Revolving Credit Facility. Under the terms of the conforming changes amendment, SOFR will be used as the benchmark rate for interest periods beginning on or after June 30, 2023. In connection with the amendment, the Company incurred $0.1 million of financing fees that was expensed during the three months ended June 30, 2023.

The obligations under the 2021 Credit Agreement are secured by a lien on substantially all tangible and intangible property of the Company, subject to customary exceptions, limitations, and exclusions from the collateral.

The 2021 Credit Agreement contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Company to satisfy a financial covenant, and restricts or limits the ability of the Company to grant or incur liens, incur additional indebtedness, enter into joint ventures or partnerships, engage in mergers and acquisitions, engage in asset sales, and declare dividends on its capital stock, subject in each case to certain customary exceptions. A failure to comply with covenants could permit the lenders to declare the 2021 Term Loan, and any then outstanding borrowings on the 2021 Revolving Credit Facility, together with accrued interest and fees thereon, to be immediately due and payable. The Company was in compliance with all financial covenants of the 2021 Credit Agreement at December 31, 2023.

*2021 Term Loan*

Borrowings under the 2021 Term Loan bear interest at a variable rate, elected by the Company, equal to the Base Rate (as defined in the 2021 Credit Agreement) or the Eurocurrency Rate (as defined in the 2021 Credit Agreement), plus, an initial margin based on the Company's Consolidated First Lien Net Leverage Ratio (as defined by the 2021 Credit Agreement), which was 3.00% at December 31, 2023. Beginning in June 2022, the Company is required to make quarterly principal payments equal to 0.25% of the original principal, with the remainder due at maturity.

Debt issuance costs of $7.6 million were included as a reduction of the debt balance on the consolidated balance sheets and are amortized into interest expense over the contractual life of the loans using the effective interest method. Included in the debt issuance costs were $4.8 million incurred in connection with the 2021 Term Loan, and $2.8 million carried forward from the Company's previous 2018 First Lien. The Company recognized $1.0 million, $2.7 million, and $0.2 million of amortization of debt issuance costs for the 2021 Term Loan during the years ended December 31, 2023, 2022, and 2021, respectively. The effective interest rate on the 2021 Term Loan was 8.9% as of December 31, 2023.

*2021 Revolving Credit Facility*

Borrowings under the 2021 Revolving Credit Facility bear interest, at the election of the Company, at a rate equal to the Base Rate (as defined in the 2021 Credit Agreement) or the Eurocurrency Rate (as defined in the 2021 Credit Agreement), plus, in each case, the Applicable Rate (as defined in the 2021 Credit Agreement), which shall vary based on the Company's Consolidated First Lien Net Leverage Ratio.

In connection with the 2021 Revolving Credit Facility, the Company incurred $0.5 million in debt issuance costs. Expenses associated with the issuance of the revolving credit facility are presented in the accompanying consolidated balance sheets in prepaid expenses and other current assets and other assets, and are amortized to interest expense over the life of the 2021 Revolving Credit Facility using the straight-line method. The remaining unamortized debt issuance costs were $0.3 million and $0.4 million as of December 31, 2023, and 2022, respectively.

The 2021 Revolving Credit Facility also requires a quarterly commitment fee based on the Company's consolidated first lien net leverage ratio. As of December 31, 2023, the applicable rate was 0.5%, which was applied against the $50.0 million unused revolving credit facility balance.

**Future Principal Payments**

Future principal payments of debt as of December 31, 2023, were as follows (in thousands):

| Years ending December 31, | | |
| --- | --- | --- |
| 2024 | $ | 4,350 |
| 2025 | | 4,350 |
| 2026 | | 4,350 |
| 2027 | | 4,350 |
| 2028 | | 409,988 |
| Total | $ | 427,388 |

**Note 7 – Stockholders' Equity**

Prior to the Corporate Conversion, the Company operated subject to the terms and conditions of the amended and restated Project Angel Parent, LLC Limited Liability Company Agreement (the "Members' Agreement") dated May 31, 2018. The membership interests were represented by two classes: Class A Units and Class B Units. Under the Members' Agreement, there was an unlimited number of Class A Units and Class B Units that could be issued. The Company's board of directors had the sole authority and right to manage the business and affairs of the Company and to make all decisions and take all actions for the Company, except for certain exceptions defined within the Members' Agreement.

**Class A Units**

*Voting Rights*—Class A Units did not have voting, approval, or consent rights under the Members' Agreement.

*Conversion Rights*—Class A Units did not have any conversion rights into common units.

*Preferred Return*—The Class A preferred unitholders were entitled to a cumulative preferred return at a rate of 9% per annum ("Preferred Return"), compounding on a quarterly basis, on Unpaid Return ("Unpaid Return" means an amount equal to the excess of the aggregate Class A Preferred Return accrued on such Class A Units for all prior periods, over the aggregate amount of prior distributions made by the Company related to such Preferred Return) plus Unreturned Capital ("Unreturned Capital" means aggregate contributions made in exchange for Class A Units reduced by distributions made by the Company) to such unitholders for all prior quarterly periods.

*Liquidation Preference*—The Class A preferred unitholders were entitled to liquidation preference over Class B Units. The distribution would first be made to the Class A Unpaid Return on such unitholder's outstanding Class A Units until the Class A Unpaid Return was zero, and then to the Class A Unreturned Capital (at $1,000 per unit) with respect to such unitholder's Class A Units held until the Class A Unreturned Capital was zero. Any remaining amounts would be distributed pro rata among holders of Class B Units based on the outstanding Class B Units held at the time of such distribution. Therefore, all Class A unitholders had first priority with regard to any distributions made by the Company to its unitholders, whether the result of a liquidation event (such as a sale or dissolution of the Company) or the result of a distribution elected by the board of directors of the Company. The liquidation preference provisions related to the Class A Units were considered contingent redemption provisions, and the deemed liquidation events were not solely within the control of the Company, such as a sale or change in control of the Company. Accordingly, the Company has presented the Class A Units within the mezzanine portion of the accompanying consolidated balance sheet. However, the Class A Units were not considered currently redeemable because redemption was contingent on the sale of the Company (or similar change of control event), whereas the identification of a market participant willing to purchase the Company for consideration in an amount sufficient to distribute the redemption amount to the holders of the Class A Units was not considered probable. As a result, the Company has not recorded the Preferred Return on the Class A Units within the accompanying consolidated statements of preferred units and stockholders' equity / members' deficit.

*Repurchase Rights*—In accordance with the terms and conditions of certain investor unit agreements, co-invest unit agreements, or other incentive unit agreements entered into between the Company and its unitholders, the Class A Units were subject to repurchase at the election of the Company, Thoma Bravo, or another related party upon the unitholder's termination or in connection with a sale of the Company.

The repurchase price for each Class A Unit was the fair market value of such unit as of the date of repurchase; provided, however, that if the unitholder was terminated for cause, the repurchase price would be the lesser of the unitholder's original cost for such unit and the fair market value of such unit.

**Class B Units**

As of December 31, 2020, there were 51,492,805 units of Class B Units issued and outstanding. Class B Units did not have voting, approval, or consent rights under the Members' Agreement. No distribution would be made on Class B Units, unless and until the distributions were made to holders of Class A Units and any remaining amounts to be distributed pro rata among holders of Class B Units based on the Class B Units held as of the time of such distribution. Certain Class B Units, including Carried Equity Units (as defined below) were subject to repurchase by the Company, Thoma Bravo, or another related party upon the unitholder's termination. Refer to Note 8 for further information regarding the Company's repurchase rights on the Class B Units, including the nature and classification of certain Class B Units on the consolidated balance sheets.

**Common Stock and Preferred Stock**

Upon the Corporate Conversion, the Company filed its certificate of incorporation in the State of Delaware on July 27, 2021, whereby the Company's authorized capital stock consists of 650,000,000 shares of capital stock, $0.001 par value per share, of which 600,000,000 shares are designated as common stock and 50,000,000 shares are designated as preferred stock.

Upon the Company's Corporate Conversion, the Company converted each of its outstanding Class A Units into a number of shares of common stock equal to the result of the accrued preferred return price per Class A Unit divided by the conversion price per share of common stock determined by the board of directors of $25.50. The preferred return price for each Class A Unit was equal to the future value of $1,000 at a 9% interest rate compounded quarterly over the time passed since the issuance of such unit. Upon the Company's Corporate Conversion, the outstanding Class A Units converted into an aggregate of 16,607,235 shares of common stock and were reclassified into permanent equity. Subsequent to the Corporate Conversation, there were no Class A Units outstanding. Additionally, all the outstanding Class B Units converted into an aggregate of 53,646,668 shares of common stock on a one-for-one basis. There are 0 of such shares that remain subject to future vesting and are not included in the outstanding shares as of December 31, 2023.

***Common Stock***

*Dividend Rights*

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, and any contractual limitations, such as the Company's credit agreements, the holders of common stock are entitled to receive dividends out of funds then legally available, if any, if the board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the board of directors may determine.

*Voting Rights*

The holders of common stock are entitled to one vote per share. The Company's shares of common stock vote as a single class on all matters relating to the election and removal of directors from the board of directors and as provided by law. The Company's stockholders do not have the ability to cumulate votes for the election of directors. Except in respect of matters relating to the election of directors, or as otherwise provided in the Company's charter or required by law, all matters to be voted on by stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, director candidates must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

*No Preemptive or Similar Rights*

The Company's common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

*Right to Receive Liquidation Distributions*

If the Company becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the Company's stockholders would be distributed ratably among the holders of common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

*Fully Paid and Non-Assessable*

All of the outstanding shares of common stock are fully paid and non-assessable.

***Preferred Stock***

Pursuant to the Company's charter, the board of directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. The board of directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of common stock, impairing the liquidation rights of common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the Company's common stock. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The Company currently has no plans to issue any shares of preferred stock.

**Stock Repurchase Program**

In May 2022, the Company's board of directors authorized a stock repurchase program to acquire up to $75.0 million of the Company's common stock, with no requirement to purchase any minimum number of shares. The manner, timing, and actual number of shares repurchased under the program will depend on a variety of factors, including price, working capital needs, general business and market conditions, regulatory requirements, and other investment opportunities. Shares may be repurchased through privately negotiated transactions, or open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934. The repurchase programs may be commenced, suspended, or terminated at any time by the Company at its discretion without prior notice.

The Company retires repurchased shares, which automatically return to the status of authorized but unissued shares of common stock. The cost of repurchased shares, including commissions, fees, and excise taxes, are recorded as an adjustment to accumulated deficit on the Company's consolidated balance sheets and consolidated statements of preferred units and stockholders' equity / members' deficit.

A summary of repurchased share activity during the years ended December 31, 2023, and 2022 is as follows (in thousands except share data):

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Total number of shares repurchased | 3,663,732 | 237,641 |
| Total cost of shares repurchased, including commissions, fees, and excise taxes | $ 61,548 | $ 3,375 |

As of December 31, 2023, there was a total of $10.5 million remaining for repurchase under the stock repurchase program. Also, see Note 10, "Related Party Transactions," for a description of the Company's privately-negotiated transaction with a stockholder. See Note 16, "Subsequent Events," for additional information on share repurchase activity.

**Note 8 – Share-Based Compensation**

**2018 Equity Plan**

On October 23, 2018, the Company's board of managers approved the adoption of the Project Angel Parent, LLC Equity Plan (the "2018 Plan"). The 2018 Plan provided incentives to employees, consultants, directors, managers, or advisers of the Company and its subsidiaries through the sale or grant of the Company's Class A Units, Class B Units, and/or other equity-based awards. Under the 2018 Plan, 4,868 Class A Units and 738,796 Class B Units were issued under co-invest agreements ("Co-Invest Units"), which remained outstanding as of December 31, 2020. No additional Co-Invest Units were granted subsequent to December 31, 2020. Upon the Corporate Conversion and the completion of the Company's IPO, all outstanding Co-Invest Units were converted into shares of common stock.

In addition, under the 2018 Plan, in 2019, the Company issued 746,744 of Class B Units at a price of $0.06 per unit, to employees, directors, and officers of the Company (the "Carried Equity Units"). No additional units were granted during the periods ended December 31, 2021, and 2020. The Carried Equity Units were subject to vesting based on (1) the participant's continued service to the Company over a period of one to four years and/or (2) the Company achieving annual EBITDA targets. As the Carried Equity Units were unvested on the date of issuance, the cash received by the Company from the participant's purchase of the Carried Equity Units is included in accrued liabilities on the accompanying consolidated balance sheets and such liability is reduced over time as vesting occurs. The number of units vested during the year ended December 31, 2020, was 1,112,839. The liability balance as of December 31, 2020, related to the unvested Carried Equity Units was $0.2 million. As of December 31, 2020, the unvested Carried Equity Units amounted to 2,700,948 units. None of the Carried Equity Units were cancelled or forfeited during the year ended December 31, 2020. The Carried Equity Units were also subject to repurchase by the Company, Thoma Bravo, or another related party upon the participant's termination. Unvested Carried Equity Units were subject to repurchase at the lower of the participant's original cost for such unit or the fair market value of such unit.

Vested Carried Equity Units were subject to repurchase at the fair market value of such unit; provided, however, that if the participant is terminated for cause, the repurchase price for each vested unit shall be the lesser of the participant's original cost for such unit and the fair market value of such unit.

The Company recognized $0.6 million in share-based compensation expense during the year ended December 31, 2020, for Carried Equity Units related to the excess of fair value per unit on date of issuance over the $0.06 per unit purchase price paid by the participants, which has been recognized as additional compensation expense attributable to the participants.

The effects on the Carried Equity Units resulting from the Corporate Conversion and the completion of the Company's IPO, including the related balances as of December 31, 2021, and activity during the year ended December 31, 2021, are disclosed below in the section titled "Restricted Stock Awards."

**2019 Equity Option Plan**

On May 6, 2019, the Company established the 2019 Equity Option Plan (the "2019 Plan"). The 2019 Plan provides for grants of certain unit options to employees, which allowed option holders to purchase Class B Units in the Company. For time-based service options granted, the options vested over a period of three to four years. The performance-based options vested upon achieving annual EBITDA targets or upon a change of control as defined in the 2019 Plan documents. An option holder must be an employee of the Company at the date of these vesting conditions.

As of December 31, 2020, the maximum aggregate number of Class B Units that could be sold or granted to participants under both the 2018 Plan and the 2019 Plan amounted to 9,450,667.

The effects on the options to purchase Class B Units resulting from the Corporate Conversion and the completion of the Company's IPO are disclosed below in the section titled "Stock Options."

**2021 Stock Option and Incentive Plan**

The 2021 Stock Option and Incentive Plan (the "2021 Plan") was adopted by the board of directors and approved by the Company's stockholders following the Corporate Conversion and became effective as of July 26, 2021. The 2021 Plan replaced both the 2019 Plan and the 2018 Plan. Outstanding options to purchase Class B Units granted under the 2019 Plan were converted into options to purchase shares of common stock, and all outstanding Carried Equity Units granted under the 2018 Plan were converted into restricted stock awards ("RSAs"), both of which have been granted under the 2021 Plan.

The Company had initially reserved 13,171,588 shares of its common stock for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by 5% of the outstanding number of shares of common stock on the immediately preceding December 31, or such lesser number of shares as determined by the Company's compensation committee. The number of shares reserved under the 2021 Plan is subject to adjustment in the event of a stock split, stock dividend, or other change in the Company's capitalization.

The 2021 Plan provides flexibility to the Company's compensation committee to use various equity-based incentive awards as compensation tools to motivate the Company's workforce. The incentive awards that may be granted under the 2021 Plan include, but are not limited to, options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted stock units, and cash bonuses.

***Stock Options***

In connection with the Corporate Conversion, outstanding options to purchase Class B Units granted under the 2019 Plan were converted into options to purchase shares of common stock, which have been granted under the 2021 Plan. The 2021 Plan provides for grants of stock options which allow option holders to purchase shares of common stock in the Company. For time-based service options granted, the options vest over a period of three to four years, subject to the terms of the award agreement. The performance-based options vest upon achieving annual EBITDA targets. An option holder must be an employee of the Company at the date of these vesting conditions. The stock options are generally subject to forfeiture if employment terminates prior to the vesting date. The contractual term of the stock options is 10 years.

In addition, under the 2021 Plan and upon the occurrence of the Company's IPO, the Company granted stock option awards to certain of its directors, officers, and employees totaling 1,498,455 options to purchase common stock at an exercise price equal to the IPO price of $26.00 per share.

A summary of stock option activity during the years ended December 31, 2023, 2022, and 2021 is as follows (in thousands, except options, price per option, and term amounts):

| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contract Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding – January 1, 2021 | 3,169,696 | $ 6.30 | 8.80 | $ 38,108 |
| Granted | 1,584,805 | 25.78 | | |
| Exercised | (278,887) | 6.15 | | |
| Forfeited | (218,802) | 19.76 | | |
| Outstanding – December 31, 2021 | 4,256,812 | $ 13.05 | 8.44 | $ 42,429 |
| Granted | 927,364 | 17.09 | | |
| Exercised | (33,359) | 6.31 | | |
| Forfeited | (411,034) | 20.86 | | |
| Outstanding – December 31, 2022 | 4,739,783 | $ 13.21 | 7.61 | $ 19,855 |
| Granted | — | — | | |
| Exercised | (304,332) | 7.80 | | |
| Forfeited | (459,079) | 22.72 | | |
| Outstanding – December 31, 2023 | 3,976,372 | $ 12.53 | 6.68 | $ 49,670 |
| Vested and expected to vest in the future at December 31, 2023 | 3,976,372 | 12.53 | 6.68 | 49,670 |
| Exercisable at December 31, 2023 | 3,111,198 | $ 10.23 | 6.30 | $ 45,810 |

The total fair value of options that vested during the years ended December 31, 2023, 2022, and 2021 was $5.9 million, $7.6 million, and $12.4 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021 was $3.3 million, $0.4 million, and $5.3 million, respectively. The fair value of all time-based service options and performance-based options granted was estimated using a Black-Scholes option pricing model with the following assumptions:

*Volatility* – Prior to Q2 2022, the computation of expected volatility was based on a calculation using the historical volatility of a group of publicly traded peer companies. In evaluating the similarity of peer companies, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. Beginning in Q2 2022, expected volatility is based on historical volatility data of our stock.

*Risk-Free Interest Rate* – The risk-free interest rates are based on U.S. Treasury yields in effect at the grant date for notes over the expected option term.

*Expected Term* – The estimate of the expected term of options granted was determined by utilizing a weighted-average approach, considering the use of the "simplified method" (where the expected term is presumed to be equal to the vesting period plus the midpoint of the remaining contractual term). The Company utilizes this method as it does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

*Dividend Yield* – The expected dividend yield assumption of zero is based on the Company's current expectations about its anticipated dividend policy over the expected option term. Over the course of the Company's history, it has not declared or paid any dividends to stockholders/unitholders.

The following assumptions were used by the Company to record compensation expense for performance-based and time-based options granted during the years ended December 31, 2022, and 2021. No options were granted during the year ended December 31, 2023 (dollars in thousands, except per option amounts):

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2022** | | **2021** | |
| Aggregate grant date fair value of options granted | $ | 7,989 | $ | 23,111 |
| Assumptions for option valuation: | | | | |
| Expected volatility | | 47.3 - 62.0% | | 62% |
| Expected dividend yield | | — % | | — % |
| Expected risk-free interest rate | | 1.7 – 3.4% | | 0.2 – 0.9% |
| Expected term of options | | 6 years | | 3 – 6 years |
| Maximum contractual term | | 10 years | | 10 years |
| Weighted average grant date fair value per option | $ | 8.61 | $ | 14.58 |

The Company recognized $5.3 million, $6.7 million, and $14.5 million in share-based compensation expense related to time-based and performance-based stock options for the years ended December 31, 2023, 2022, and 2021, respectively. Included in the amounts of share-based compensation for the year ended December 31, 2021, is the acceleration of share-based compensation expense in the amount of $10.3 million related to 500,000 options to purchase common stock which became fully vested upon the completion of the Company's IPO. During the years ended December 31, 2023, 2022, and 2021, performance-based options were probable of vesting and, therefore, were included as part of share-based compensation expense.

As of December 31, 2023, there was $8.4 million of unrecognized share-based compensation expense related to stock options, which is expected to be recognized over a weighted-average period of 1.85 years.

***Restricted Stock Awards***

In connection with the Corporate Conversion, all outstanding Carried Equity Units granted under the 2018 Plan were converted into RSAs, which have been granted under the 2021 Plan. The RSAs are subject to vesting based on (1) the participant's continued service to the Company over a period of one to four years and/or (2) the Company achieving annual EBITDA targets. As the RSAs are unvested on the date of issuance, the cash received by the Company from the participant's purchase of the RSAs is included in accrued liabilities on the accompanying consolidated balance sheets and such liability is reduced over time as vesting occurs.

The number of RSAs vested during the years ended December 31, 2023, 2022, and 2021 was 63,055, 599,599, and 1,434,506 respectively. The liability balance as of December 31, 2023, and 2022 related to the unvested RSAs was $0.00 million and $0.00 million, respectively. As of December 31, 2023, and 2022, the number of unvested RSAs amounted to 0 and 63,609, respectively. There were a total of 554, 27,146, and 131,251 RSAs cancelled or forfeited during years ended December 31, 2023, 2022, and 2021, respectively.

The Company recognized $0.1 million, $0.3 million, and $11.5 million in share-based compensation expense related to RSAs for the years ended December 31, 2023, 2022, and 2021, respectively. Included in the amounts of share-based compensation for the year ended December 31, 2021, is the acceleration of share-based compensation expense in the amount of $11.1 million related to 426,657 Carried Equity Units which became fully vested upon the completion of the Company's IPO. Share-based compensation expense related to the excess of fair value per unit on date of issuance over the $0.06 per share purchase price paid by the participants, has been recognized as additional compensation expense attributable to the participants.

***Restricted Stock Units***

The 2021 Plan provides for grants of restricted stock units ("RSUs") whereby each RSU shall relate to one share of common stock. The RSUs are subject to time-based vesting, generally over a period of one to four years, as holders provide services to the Company. The RSUs are generally subject to forfeiture if employment terminates prior to the vesting date. The cost of share-based compensation for RSUs is measured based on the closing fair market value of the Company's common stock at the date of grant. Share-based compensation is recognized ratably over the period during which the vesting restrictions lapse.

Under the 2021 Plan and upon the occurrence of the Company's IPO, the Company granted RSUs to certain of its directors, officers, and employees totaling 1,068,654 RSUs based on the IPO price of $26.00 per share.

A summary of RSU activity during the years ended December 31, 2023, and 2022, and 2021 is as follows:

| | Number of RSUs | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Non-vested – January 1, 2021 | — | $ | — |
| Granted | 1,184,863 | | 25.72 |
| Vested | (24,971) | | 22.82 |
| Forfeited | (86,363) | | 26.00 |
| Non-vested – December 31, 2021 | 1,073,529 | $ | 25.76 |
| Granted | 2,827,328 | | 17.91 |
| Vested | (398,407) | | 25.79 |
| Forfeited | (390,619) | | 20.66 |
| Non-vested – December 31, 2022 | 3,111,831 | $ | 19.27 |
| Granted | 3,639,647 | | 16.35 |
| Vested | (1,055,665) | | 19.26 |
| Forfeited | (776,069) | | 18.78 |
| Non-vested – December 31, 2023 | 4,919,744 | $ | 17.19 |

As of December 31, 2023, 4,919,771 RSUs are expected to vest. The Company recognized $24.8 million, $15.4 million, and $4.7 million in share-based compensation expense related to RSUs for the years ended December 31, 2023, 2022, and 2021, respectively.

As of December 31, 2023, there was $70.9 million of unrecognized share-based compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of approximately 2.9 years.

***Employee Stock Purchase Plan***

The 2021 Employee Stock Purchase Plan (the "2021 ESPP"), was adopted by the board of directors and approved by the Company's stockholders following the Corporate Conversion and became effective as of July 26, 2021.

The 2021 ESPP initially reserves and authorizes the issuance of up to a total of 810,345 shares of common stock to participating employees. The 2021 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022, and each January 1 thereafter through January 1, 2031, by the least of (i) 900,000 shares of common stock, (ii) 1% of the outstanding number of shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2021 ESPP. The number of shares reserved under the 2021 ESPP will be subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization.

All employees will be eligible to participate in the 2021 ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2021 ESPP.

The Company may make one or more offerings each year to its employees to purchase shares under the 2021 ESPP. Offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee will be able to elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date. An employee's rights under the 2021 ESPP will terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

As of December 31, 2023, the Company has issued 131,424 shares of common stock under the 2021 ESPP. As of December 31, 2023, there was $0.3 million of unrecognized share-based compensation related to the ESPP that is expected to be recognized over the remaining term of the current offering period. The Company recognized $0.7 million, $0.7 million, and $0.1 million of share-based compensation expense related to the ESPP for the years ended December 31, 2023, 2022, and 2021, respectively.

*Share-Based Compensation*

Share-based compensation for share-based awards granted to participants has been recorded in the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 as follows (in thousands):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cost of revenues | $ 3,848 | $ 4,630 | $ 6,478 |
| General and administrative | 16,456 | 9,499 | 14,558 |
| Research and development [1] | 7,060 | 6,472 | 7,453 |
| Sales and marketing | 3,849 | 2,160 | 2,247 |
| Restructuring related costs [2] | (663) | — | — |
| Total share-based compensation expense | $ 30,550 | $ 22,761 | $ 30,736 |

_____

(1) Net of $0.3 million, $0.3 million and $0.1 million additions to capitalized software for the years ended December 31, 2023, 2022, and 2021, respectively.

(2) Relates to unvested stock compensation that was forfeited as part of the 2023 Restructuring Plan. See Note 12, "Restructuring Activities."

**Note 9 – Income Taxes**

The provision for income taxes for the years ended December 31, 2023, 2022, and 2021 consists of the following (in thousands):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 142 | $ 385 | $ — |
| State | 171 | 1,840 | 215 |
| Total current | 313 | 2,225 | 215 |
| Deferred: | | | |
| Federal | 15,609 | 1,822 | 3,746 |
| State | 8,021 | 83 | 1,180 |
| Total deferred | 23,630 | 1,905 | 4,926 |
| Provision for income taxes | $ 23,943 | $ 4,130 | $ 5,141 |

**Effective Income Tax Rate**

The provision for income taxes differs from that computed at the federal statutory corporate income tax rate as follows for the years ended December 31, 2023, 2022, and 2021 (in thousands):

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2023 | 2022 | 2021 |
| Tax (benefit) expense computed at federal statutory rate | $ (3,905) | $ 1,139 | $ (1,019) |
| State income tax (benefit) expense, net of federal (benefit) expense | (32) | 1,177 | 1,178 |
| Nondeductible share-based compensation | 127 | 803 | 1,478 |
| IRC Section 162(m) limitation | 1,842 | 1,038 | 4,131 |
| Other nondeductible expenses | 94 | 348 | 100 |
| Valuation allowance | 29,405 | — | — |
| Rate change | 55 | 66 | 472 |
| R&D credits | (3,606) | (1,550) | (1,462) |
| Expiration of share-based compensation | 1,037 | — | — |
| Acquisition related U.S. State operating losses | (1,205) | — | — |
| Other return to provision adjustments | 131 | 293 | 16 |
| Tax attribute write-off | — | 484 | — |
| Amended return | — | 332 | — |
| Transaction costs true up | — | — | 247 |
| Provision for income taxes | $ 23,943 | $ 4,130 | $ 5,141 |

**Deferred Tax Assets and Liabilities**

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, both positive and negative, using a "more likely than not" realization standard. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In making such judgements, significant weight is given to evidence that can be objectively verified. After analyzing all available evidence, including the past and current trend in volatility in the Company's business operating environment which has impacted the Company's current ability and expectation to generate sufficient future taxable income to fully realize its deferred tax assets, the Company has determined that it is more likely that it would not be able to utilize all of the deferred tax assets, and therefore, has established a partial valuation allowance on the deferred tax assets as of December 31, 2023. Accordingly, the Company has recorded a valuation allowance of approximately $29.4 million at December 31, 2023, to reduce its deferred tax assets.

There was no such valuation allowance recorded as of December 31, 2022, and 2021, respectively, as in each of these periods after the Company considered all positive and negative evidence and based on the weight of such evidence, concluded using a more likely than not realization standard that a valuation allowance is not needed.

Deferred income taxes at December 31, 2023, and 2022 consist of the following (in thousands):

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Deferred tax assets: | | |
| Net operating losses | $ 17,489 | $ 20,425 |
| Capitalized research and development | 12,466 | 9,848 |
| Tax credit carryforwards | 8,135 | 5,600 |
| Reserves and accruals | 1,659 | 2,336 |
| Share-based compensation | 3,795 | 3,420 |
| Interest expense carryover | 10,117 | 2,838 |
| Transaction costs | 2,357 | 2,584 |
| Property and equipment | 243 | 633 |
| Other | 260 | 413 |
| Total deferred tax assets | 56,521 | 48,097 |
| Valuation allowance | (29,405) | — |
| Total deferred tax assets, net | 27,116 | 48,097 |
| Deferred tax liabilities: | | |
| Contract cost assets | (2,059) | (1,668) |
| Goodwill and intangible assets | (35,470) | (31,745) |
| Right of use assets, net | (293) | (559) |
| Debt issuance costs | (117) | (186) |
| Total deferred tax liabilities | (37,939) | (34,158) |
| Net deferred tax (liabilities) assets | $ (10,823) | $ 13,939 |

Net operating loss ("NOL") and research & development tax credit ("R&D") carryforwards at December 31, 2023, and 2022 consist of the following (in thousands):

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| NOL carryforwards: | | |
| Federal | $ 67,391 | $ 86,246 |
| State | 54,078 | 35,713 |
| R&D tax credit carryforwards: | | |
| Federal | 7,872 | 4,992 |
| State | 4,490 | 3,625 |

The Company has federal and state net operating loss carryforwards of $67.4 million and $54.1 million, respectively, at December 31, 2023, to reduce future cash payments for income taxes. The NOL carryforward amounts at December 31, 2023, and 2022 do not include $13.3 million and $9.1 million, respectively, of federal NOLs that are expected to expire prior to utilization due to a Section 382 limitation placed on the acquired NOLs of CRIF, Saylent and StreetShares at acquisition.

Of the $67.4 million federal NOL carryforwards, $14.9 million will expire from 2034 through 2037, and $52.5 million will carry over indefinitely. Of the $54.1 million state NOL carryforwards, $39.3 million will expire from 2025 through 2043, and $14.8 million will carry over indefinitely.

**Uncertain Tax Positions**

The Company has recorded an uncertain tax position with respect to its R&D tax credit carryforwards. There are no material penalties or interest recorded on the Federal, California, and Virginia R&D tax credit carryforwards as some reserved credits have been utilized on a tax return, but there are sufficient carryforwards to offset anything that would potentially be disallowed, and therefore the uncertain tax position is recorded as a reduction of the deferred tax asset related to these credits. The Company does not anticipate any material changes to unrecognized tax benefit within the next twelve months that will affect the effective tax rate.

The Company has gross federal and state R&D tax credit carryforwards, before an uncertain tax position reserve, of $7.9 million and $4.5 million, respectively, as of December 31, 2023. A reserve for uncertain tax positions has been recorded against the federal and state credits of $2.4 million and $1.2 million, respectively, at December 31, 2023, and $1.5 million and $0.9 million, respectively, at December 31, 2022. The R&D tax credit carryforwards are net of a Section 382 limitation of $0.2 million placed on acquired R&D tax credits of CRIF at acquisition. The federal and state R&D tax credit carryforwards begin to expire in 2034 and 2038, respectively, and $4.3 million of state research credits have no expiration period.

The reconciliation of unrecognized tax benefits at the beginning and end of the year is as follows (in thousands):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Beginning balance | $ (2,451) | $ (1,942) | $ (1,072) |
| Gross decrease (increase) related to prior year positions | (176) | 86 | (386) |
| Gross increase related to current year positions | (908) | (595) | (484) |
| Ending balance | $ (3,535) | $ (2,451) | $ (1,942) |

Included in the balance of unrecognized tax benefits as of December 31, 2023, December 31, 2022, and December 31, 2021 are $0.0 million, $2.5 million, and $1.9 million, respectively of tax benefits that, if recognized, would affect the effective tax rate.  Also included in the balance of unrecognized tax benefits as of December 31, 2023, December 31, 2022, and December 31, 2021 are $3.5 million, $0.0 million, and $0.0 million, respectively of tax benefits that, if recognized, would be offset against the valuation allowance.

The Company is subject to U.S. Federal income tax as well as to income tax of multiple state jurisdictions. The Company is subject to examination for tax years back to 2020 and 2019 for federal and state purposes, respectively, and certain of its NOL carryforwards dating back to 2009 are subject to adjustment by the taxing authorities as a portion of these have been utilized in tax returns for the period ended December 31, 2022 and December 31, 2021. As of December 31, 2023, the Company had no outstanding income tax audits.

**Note 10 – Related Party Transactions**

In the course of its business operations, related party transactions are conducted with parties with which the Company has a close association.

The following table presents the impact of related party transactions on the Company's consolidated statements of operations (in thousands):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cost of revenues | $ 1,558 | $ 2,128 | $ 2,074 |
| General and administrative | 730 | 824 | 1,680 |
| Research and development | 272 | 273 | 328 |
| Sales and marketing | 1 | 92 | 113 |
| Total related party expenses | $ 2,561 | $ 3,317 | $ 4,195 |

The following table presents the impact of related party transactions on the Company's consolidated balance sheets (in thousands):

| | As of December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2023 | | 2022 | |
| Prepaid assets | $ | 38 | $ | 37 |
| Total current assets | $ | 38 | $ | 37 |
| | | | | |
| Accounts payable | $ | 110 | $ | 30 |
| Accrued liabilities | | 243 | | 456 |
| Total current liabilities | $ | 353 | $ | 486 |

Under the terms of these related-party transactions, all amounts incurred and recognized are expected to be settled within one year from the date of the accompanying consolidated balance sheets.

Additionally, during the year ended December 31, 2023, the Company engaged contractors that were related parties to perform development work for its product offerings. Amounts capitalized for internally developed software related to work performed by these related parties was $0.1 million during the year ended December 31, 2023, and none during both the years ended December 31, 2022, and 2021. The Company recorded $0.0 million amortization of related party internally developed software during the year ended December 31, 2023. As of December 31, 2023, the net book value of related party internally developed software was $0.1 million.

On September 8, 2023, the Company entered into a privately-negotiated transaction with a stockholder to repurchase 1,525,027 shares of the Company's common stock at a price per share of $16.43, for an aggregate purchase price of approximately $25 million. This represented a 5% discount on the Company's 7-day moving average price on September 7, 2023. The repurchase settled on September 11, 2023, and was completed pursuant to the Company's previously announced stock repurchase program authorized in May 2022.

**Note 11 – Net (Loss) Income Per Share**

The following table presents the calculation of basic and diluted net (loss) income per share (in thousands, except share and per share data):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Basic and diluted net (loss) income per share | | | |
| Numerator: | | | |
| Net (loss) income attributable to common stockholders | $ (42,539) | $ 1,294 | $ (30,940) |
| Denominator: | | | |
| Weighted average common stock outstanding: | | | |
| Basic | 80,349,895 | 80,454,356 | 63,813,770 |
| Diluted | 80,349,895 | 82,403,679 | 63,813,770 |
| Net (loss) income per share: | | | |
| Basic | $ (0.53) | $ 0.02 | $ (0.48) |
| Diluted | $ (0.53) | $ 0.02 | $ (0.48) |

A reconciliation of the denominator used in the calculation of basic and diluted earnings per share is as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Weighted average shares outstanding for basic (loss) income per share | 80,349,895 | 80,454,356 | 63,813,770 |
| Effect of dilutive securities: | | | |
| Options outstanding, unexercised | — | 1,660,412 | — |
| RSAs unvested | — | 188,241 | — |
| RSUs unvested | — | 94,332 | — |
| Purchase rights committed under the ESPP | — | 6,338 | — |
| Weighted average shares outstanding for diluted (loss) income per share | 80,349,895 | 82,403,679 | 63,813,770 |

The following outstanding potentially dilutive securities were excluded from the calculation of diluted net (loss) income per share attributable to common stockholders because their impact would have been anti-dilutive for the periods presented:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Options to purchase common stock outstanding, unexercised | 3,976,372 | 1,909,223 | 4,256,812 |
| Restricted stock awards, unvested | — | — | 691,270 |
| Restricted stock units, unvested | 4,919,744 | 743,602 | 1,073,529 |
| Purchase rights committed under the ESPP | 12,943 | 6,338 | — |
| Total | 8,909,059 | 2,659,163 | 6,021,611 |

## Note 12 – Restructuring Activities

**Restructuring Plan**

In February 2023, the Company's board of directors authorized a restructuring plan (the "Restructuring Plan") that was designed to consolidate the Company's functions and investments to prioritize customer-centric areas of the Company's organization, align teams with the Company's highest business priorities, and improve efficiencies. The Restructuring Plan included a reduction of the Company's then-current workforce by approximately 11%. Restructuring charges of $3.6 million, consisting primarily of cash expenditures and relating to severance payments, employee, benefits, and employee transition costs, net of $0.7 million previously vested share-based compensation, were recognized during the year ended December 31, 2023. These costs are reflected in restructuring-related costs on the Company's consolidated statements of operations.

A rollforward of the Company's restructuring reserve balance as of December 31, 2023, is as follows (in thousands):

| | As of December 31, 2023 |
| --- | --- |
| Balance as of January 1, 2023 | $ — |
| Restructuring related costs | 3,621 |
| Payments | (3,621) |
| Balance as of December 31, 2023 | $ — |

Additionally, refer to Note 16 "Subsequent Events" for additional information.

**Note 13 – Business Combinations**

**Acquisition of OpenClose**

On November 4, 2022, the Company acquired all of the outstanding stock of Beanstalk Networks LLC, doing business as OpenClose ("OpenClose"), for cash consideration of $62.8 million. In connection with the acquisition, the Company incurred $1.9 million in acquisition related costs. The acquisition was funded by the Company's available cash. OpenClose is based out of West Palm Beach, Florida, and provides mortgage lending technology, with a particular focus on supporting depository institutions. The acquisition is expected to improve the company's existing lending platform and improve our offerings for depository institutions. The acquisition is accounted for using the acquisition method of accounting whereby the acquired assets and liabilities will be recorded at their respective fair values and added to those of the Company, including an amount for goodwill representing the difference between the acquisition consideration and the fair value of the identifiable net assets.

Results of operations of OpenClose have been included in the operations of the Company beginning with the closing date of the acquisition. Revenue and net income attributable to OpenClose were $2.5 million and $0.2 million for the year ended December 31, 2022, respectively.

The table below summarizes the allocation of the purchase price of OpenClose based on the estimated fair value of the assets acquired and the liabilities assumed (in thousands):

| | | |
|---|---|---:|
| Assets acquired: | | |
| Cash and cash equivalents | $ | 1,261 |
| Accounts receivable | | 830 |
| Prepaid expenses and other current assets | | 61 |
| Goodwill | | 37,312 |
| Intangible assets | | 29,600 |
| Total assets acquired | | 69,064 |
| Liabilities assumed: | | |
| Accounts payable | | 133 |
| Accrued compensation and benefits | | 2,623 |
| Accrued liabilities | | 2,941 |
| Deferred revenue | | 603 |
| Total liabilities assumed | | 6,300 |
| Fair value of assets acquired and liabilities assumed | $ | 62,764 |

During the year ended December 31, 2023, the Company finalized the provisional purchase price allocation related to final working capital adjustments and income tax effects for the acquisition of OpenClose, resulting in changes to the acquisition's opening balance sheet, including an increase to accrued liabilities of $0.6 million, and decrease in cash consideration transferred of $0.3 million with the corresponding net amount of $0.3 million as an increase to goodwill. The goodwill recognized is attributable to an increased customer base and expanded service capabilities. The OpenClose acquisition is treated as an asset purchase for income tax purposes; therefore all goodwill recorded is considered deductible for income tax purposes.

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated useful lives are as follows (in thousands, except years):

| | Estimated Fair Values | Weighted Average Amortization Life (years) |
|---|---|---|
| Customer relationships | $ 14,200 | 10.0 |
| Developed technology | 9,800 | 10.0 |
| Trademarks | 700 | 5.0 |
| Non-competition agreements | 4,900 | 5.0 |
| Total acquisition-related intangible assets | $ 29,600 | 9.0 |

The fair value estimates for intangible assets include significant assumptions in the prospective financial information, such as revenue growth and discount rates. The fair value of the intangible assets was primarily based on the income approach using various methods such as the relief from royalty, with-or-without, and excess earnings methods.

**Acquisition of StreetShares**

On April 1, 2022, the Company acquired all of the outstanding stock of StreetShares, Inc. ("StreetShares") for cash consideration of $28.0 million, $30.0 million in escrow for a contingent earnout that expires April 1, 2023, subject to adjustment as defined in the purchase agreement, and $1.6 million in acquisition costs. The $30.0 million was considered contingent consideration and accounted for separate from the business combination accounting. The acquisition was funded by the Company's available cash. StreetShares is based out of Reston, VA, and is a financial technology company that provides digital small business lending technology to banks and credit unions. The acquisition is expected to strengthen the Company's existing lending platform and accelerate the Company's small business lending capabilities. The acquisition is accounted for using the acquisition method of accounting.

During the year ended December 31, 2023, the $30.0 million held in escrow as contingent earnout proceeds was not earned and was released in its entirety back to the Company. The Company recognized $30.0 million as an increase to cash on its consolidated balance sheets.

Results of operations of StreetShares have been included in the operations of the Company beginning with the closing date of the acquisition. Revenue and net loss attributable to StreetShares were $2.9 million and $4.1 million, respectively, for the year ended December 31, 2022.

The table below summarizes the allocation of the purchase price of StreetShares based on the estimated fair value of the assets acquired and the liabilities assumed (in thousands):

| | | |
|---|---|---:|
| Assets acquired: | | |
| Cash and cash equivalents | $ | 1,580 |
| Restricted cash [1] | | 3,265 |
| Accounts receivable | | 157 |
| Prepaid expenses and other current assets | | 561 |
| Property and equipment | | 142 |
| Right of use assets | | 613 |
| Deferred tax assets | | 10,426 |
| Goodwill | | 7,952 |
| Intangible assets | | 12,400 |
| Other assets | | 83 |
| Total assets acquired | | 37,179 |
| Liabilities assumed: | | |
| Accounts payable | | 368 |
| Accrued compensation and benefits | | 3,585 |
| Accrued liabilities | | 738 |
| Contingent earnout | | 162 |
| Notes payable to Regulation A+ investors [1] | | 3,265 |
| Deferred revenue | | 854 |
| Other long-term liabilities | | 225 |
| Total liabilities assumed | | 9,197 |
| Fair value of assets acquired and liabilities assumed | $ | 27,982 |

---

(1) Prior to the acquisition, StreetShares was subject to Regulation A+ of the Securities and Exchange Commission and had offered StreetShares notes to investors. The notes were scheduled to mature during various dates through 2023. Subsequent to the acquisition, during April 2022, the Company used the $3.3 million restricted cash balance to repay the Regulation A+ payable in full.

During the year ended December 31, 2022, the Company completed measurement period adjustments related to the fair value of identifiable intangible assets and final working capital adjustment, resulting in a reduction to the fair values of customer relationships and developed technology by $1.9 million and $1.5 million, respectively, an increase in deferred tax assets of $1.1 million, and an increase in goodwill of $2.3 million. The final working capital adjustment amounted to $0.1 million being paid by the Company to the sellers of StreetShares. The working capital adjustment was settled in September 2022 and resulted in a corresponding adjustment to prepaid expenses and other current assets.

During the year ended December 31, 2023, the Company finalized the provisional purchase price allocation related to income tax effects for the acquisition of StreetShares, resulting in a reduction to the deferred tax asset and corresponding increase to goodwill in the amount of $1.1 million. The goodwill recognized is attributable to the Company's expected acceleration of its small business lending service capabilities. The StreetShares acquisition is treated as a stock purchase for income tax purposes; therefore, of the goodwill recorded, none is considered deductible for income tax purposes.

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated useful lives are as follows (in thousands, except years):

| | Estimated Fair Values | Weighted Average Amortization Life (years) |
|---|---|---|
| Customer relationships | $ 500 | 5.0 |
| Developed technology | 11,800 | 10.0 |
| Trademarks | 100 | 2.0 |
| Total acquisition-related intangible assets | $ 12,400 | 9.7 |

The fair value estimates for intangible assets include significant assumptions in the prospective financial information, such as revenue growth and discount rates. The fair value of the intangible assets was primarily based on the income approach using various methods such as the relief from royalty, with-or-without, and excess earnings methods. In Q4 2022, the Company updated its forecast assumptions used in the StreetShares purchase price allocation, resulting in a reduction to the estimated operating income projected in future years. The Company considered this change in forecast assumptions to be a possible indicator of impairment and therefore tested the StreetShares intangible asset group for recoverability by comparing the remaining undiscounted cash flows to the carrying value of the intangible assets. Based on the outcome of that test, the Company determined the remaining undiscounted cash flows were significantly higher than the carrying value of the intangible asset group and no impairment was necessary.

### Contingent Earnout Liability

The purchase price for StreetShares included a potential earnout that was measured over 12 months from April 2, 2022, through April 1, 2023, based on performance factors outlined in the acquisition agreement.

The contingent earnout liability was recorded at estimated fair value each reporting period using a Monte Carlo simulation based on the forecasted operating results over the earnout period, estimates for market volatility, discount rates, and the earnout formula specified in the acquisition agreement. As the fair value uses significant unobservable inputs, it is considered a Level 3 fair value measurement.

The contingent earnout liability was initially recorded in accrued liabilities on the Company's consolidated balance sheets. The $30.0 million held in escrow as contingent earnout proceeds was not earned and was released in its entirety back to the Company during the year ended December 31, 2023.

### Acquisition of Saylent

On April 1, 2021, the Company acquired all of the outstanding stock of Saylent Technologies, Inc. ("Saylent") for cash consideration of $38.5 million, subject to adjustment as defined in the purchase agreement. In connection with the acquisition, the Company incurred $0.8 million in acquisition related costs. Such costs have been included in acquisition related costs in the accompanying consolidated statements of operations. The acquisition was funded by the Company's available cash. Saylent was based out of Boston, MA and is a data analytics and marketing solution that offers insights to financial institutions that help drive account and credit and debit card usage and allows the Company to accelerate market availability of already planned product investments. The acquisition was accounted for using the acquisition method of accounting, whereby the acquired assets and liabilities of Saylent were recorded at their respective fair values and added to those of the Company, including an amount for goodwill.

Results of operations of Saylent have been included in the operations of the Company beginning with the closing date of the acquisition. The acquisition was immaterial to the Company's operating results as a whole.

The table below summarizes the allocation of the purchase price of Saylent based on the estimated fair value of the assets acquired and the liabilities assumed (in thousands).

| | | |
|---|---|---:|
| Assets acquired: | | |
| Cash and cash equivalents | $ | 1,676 |
| Restricted cash | | 879 |
| Accounts receivable, net | | 4,174 |
| Prepaid expenses and other current assets | | 121 |
| Property and equipment, net | | 371 |
| Goodwill | | 22,036 |
| Intangible assets | | 13,700 |
| Total assets acquired | | 42,957 |
| Liabilities assumed: | | |
| Accounts payable | | 210 |
| Accrued compensation and benefits | | 2,191 |
| Accrued liabilities | | 754 |
| Deferred tax liability | | 521 |
| Notes payable (PPP Loan) | | 775 |
| Total liabilities assumed | | 4,451 |
| Fair value of assets acquired and liabilities assumed | $ | 38,506 |

During the year ended December 31, 2022, the Company finalized the provisional price allocation for income tax effects, resulting in no additional adjustments to the opening balance sheet.

The goodwill recognized is attributable to increased customer base and expanded service capabilities. The Saylent acquisition is treated as a stock purchase for income tax purposes; therefore, of the goodwill recorded, none is considered deductible for income tax purposes.

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated useful lives are as follows (in thousands, except years):

| | Estimated Fair Values | Weighted Average Amortization Life (years) |
|---|---:|---:|
| Customer relationships | $ 5,800 | 15.0 |
| Trademarks | 1,500 | 6.3 |
| Non-competition agreements | 600 | 2.0 |
| Developed technology | 5,800 | 8.7 |
| Total acquisition-related intangible assets | $ 13,700 | 10.8 |

The fair value estimates for intangible assets include significant assumptions in the prospective financial information, such as revenue growth, customer attrition, and the discount rate. The fair value of the intangible assets was primarily based on the income approach using various methods such as the relief from royalty and excess earnings methods.

**Pro Forma Financial Information (Unaudited)**

The pro forma statements of operations data for the years ended December 31, 2022, and 2021 give effect to the OpenClose acquisition, described above, as if it had occurred at January 1, 2021. These amounts have been calculated after adjusting the operating results of OpenClose for the following primary items: (1) additional intangible amortization from the transaction, (2) acquisition-related expenses incurred, and (3) the related tax effects of the above adjustments. For the years ended December 31, 2022, and 2021, pro forma revenue was $300.2 million and $279.7 million, respectively. Pro forma earnings reflect net losses of $0.4 million and $14.7 million for the years ended December 31, 2022, and 2021, respectively.

The unaudited pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 2021, or the results of our future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the completed acquisitions.

Pro forma information for the Saylent and StreetShares acquisitions is not provided because their historical operating results were not material to the Company's consolidated results of operations.

**Note 14 – Leases**

The Company leases office space and server equipment under various operating lease agreements that expire through December 2026. The Company recognizes the related rent expense on a straight-line basis over the term of each lease. Free rent and rental increases are recognized on a straight-line basis over the term of each lease.

As of December 31, 2023, the weighted average remaining lease term was two years and the weighted average discount rate was 6.0%. The Company does not have any finance leases as of December 31, 2023.

One lease was with a related party that expired in December 2022. The monthly payments during each of the years ended December 31, 2022, and 2021 were $0.1 million.

The Company also has subleases of former office spaces which expire at various dates from 2024 to 2026. Sublease income from operating leases, which is recorded as a reduction of rental expense, was $0.3 million, $0.4 million, and $0.2 million for the years ended December 31, 2023, 2022, and 2021, respectively. One of the subleases was entered into during March 2022 resulting in a total loss of $0.1 million from the disposal of related assets. The loss is included in general and administrative expense on the consolidated statements of operations for the year ended December 31, 2022.

Rent expense, gross of sublease income, has been recorded in the consolidated statements of operations for the years ended December 31, 2023, and 2022 (in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Cost of revenues | $ 569 | $ 720 |
| General and administrative | 68 | 260 |
| Research and development | 635 | 579 |
| Sales and marketing | 198 | 240 |
| Total rent expense | $ 1,470 | $ 1,799 |

The following table presents supplemental cash flow information about the Company's leases (in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Cash paid for amounts included in the measurement of lease liabilities | $ 1,323 | $ 2,008 |
| Operating lease assets obtained in exchange for new operating lease liabilities | — | 1,033 |

The following table presents supplemental balance sheet information about the Company's leases (in thousands):

|  | As of December 31, | |
|  | 2023 | 2022 |
|---|---|---|
| Operating lease ROU assets | $ 1,140 | $ 2,185 |
| | | |
| Operating lease liabilities, current | $ 773 | $ 1,223 |
| Noncurrent operating lease liabilities | 504 | 1,282 |
| Total operating lease liabilities | $ 1,277 | $ 2,505 |

As of December 31, 2023, remaining maturities of lease liabilities were as follows (in thousands):

|  | As of December 31, 2023 |
|---|---|
| Years ending December 31, | |
| 2024 | $ 779 |
| 2025 | 320 |
| 2026 | 245 |
| Total operating lease payments [(1)] | 1,344 |
| Less: imputed interest | (67) |
| Total operating lease liabilities | $ 1,277 |

_____

(1) Presented gross of sublease income. The Company expects to receive sublease income of $0.2 million in 2024, $0.2 million in 2025, and $0.2 million in 2026.

No impairment of ROU assets was recorded during the years ended December 31, 2023, or 2022.

As of December 31, 2021, prior to the adoption of ASC 842 *"Leases,"* the aggregate future non-cancelable minimum rental payments and expected sublease receipts were as follows (in thousands):

|  | Related Party | Third Party | Sublease Receipts | Total |
|---|---|---|---|---|
| Years ending December 31, | | | | |
| 2022 | $ 875 | $ 736 | $ (293) | $ 1,318 |
| 2023 | — | 753 | — | 753 |
| 2024 | — | 722 | — | 722 |
| 2025 | — | 319 | — | 319 |
| 2026 | — | 244 | — | 244 |
| Thereafter | — | — | — | — |
| Total future minimum lease payments | $ 875 | $ 2,774 | $ (293) | $ 3,356 |

Rent expense for the year ended December 31, 2021, was as follows (in thousands):

|  | Year Ended December 31, 2021 |
|---|---|
| Cost of revenues | $ 735 |
| General and administrative | 186 |
| Research and development | 472 |
| Sales and marketing | 207 |
| Total rent expense | $ 1,600 |

**Note 15 – Employee Benefits**

The Company has a retirement savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may make elective deferrals which are matched up to specified limits by the Company. Employer matching contributions for the years ended December 31, 2023, 2022, and 2021 were $1.6 million, $1.4 million, and $1.3 million, respectively.

**Note 16 – Subsequent Events**

**Organizational Realignment Plan**

In January 2024, the Company's board of directors authorized an organizational realignment plan (the "2024 Realignment Plan") that is designed to manage operating costs, enable efficient delivery on business objectives, and allow for growth in areas of strategic importance. The 2024 Realignment Plan includes a reduction of the Company's current workforce by approximately 9%. The Company estimates that it will incur charges of approximately $3.3 million to $4.3 million (unaudited) in connection with the 2024 Realignment Plan, consisting primarily of cash expenditures and relating to employee severance payments, employee benefits, and employee transition costs. As of March 12, 2024, $3.2 million has been incurred related to the 2024 Realignment Plan. The actions associated with the workforce reduction under the 2024 Realignment Plan are expected to be substantially complete by the end of the first quarter of 2024, subject to local law and consultation requirements. The estimates of the charges and expenditures that the Company expects to incur in connection with the Realignment Plan, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and actual amounts may differ from the estimates discussed above.

**January 2024 Stock Repurchase Program**

In January 2024, the Company's board of directors authorized a new stock repurchase program to acquire up to $125.0 million of the Company's common stock, with no fixed expiration date and no requirement to purchase any minimum number of shares (the "2024 Stock Repurchase Program"). Shares may be repurchased under the repurchase program through privately negotiated transactions, or open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act. Any shares of common stock repurchased under the repurchase program will be retired and automatically returned to the status of authorized but unissued shares of common stock. Approximately $44.0 million of the January 2024 Stock Repurchase Program was used for the stock repurchase in connection with the Secondary Offering.

**Secondary Offering by Selling Stockholders and Related Common Stock Repurchase**

On February 9, 2024, the Company completed an underwritten secondary offering for the sale of 6,906,015 shares of common stock by certain of its existing stockholders, at an offering price of $19.00 per share (the "Secondary Offering"). The selling stockholders also granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions. The underwriters did not exercise this option during the 30-day window. The Company did not receive any proceeds from the sale of our common stock by the selling stockholders in the Secondary Offering, and will not receive any proceeds from sales of our common stock by the selling stockholders upon the exercise of the underwriters' option.

On February 9, 2024, in connection with the Secondary Offering and pursuant to the 2024 Repurchase Program, the Company purchased 2,406,015 shares of its common stock from the underwriters at a price per share equal to $18.2875, which is equal to the per share price at which the underwriters purchased the shares from the selling stockholders in the Secondary Offering, resulting in an aggregate purchase price of approximately $44.0 million.

The Secondary Offering was made pursuant to an effective shelf registration statement on Form S-3 (Registration No. 333-276336), which was filed with the Securities and Exchange Commission on December 29, 2023 and became effective on January 8, 2024.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K.

Based on our evaluation and because of the material weakness in our internal control over financial reporting discussed below, our management have concluded that, as of December 31, 2023, our review controls and procedures were not effective. Notwithstanding the material weakness, our management has concluded that the consolidated financial statements fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company for the periods presented in conformity with U.S. generally accepted accounting principles.

**Management's Annual Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weakness in our internal control over financial reporting described below.

During the year ended December 31, 2023, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified multiple control deficiencies that aggregate to a material weakness related to the design and operating effectiveness of controls over revenue as of December 31, 2023. This was primarily caused by insufficient controls over the set-up of customer contracts for billing and maintaining complete contract support that were not operating effectively. We can confirm that there has been no restatement of prior period financial statements and no change to our previously released financial results as a result of these control deficiencies.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an emerging growth company pursuant to the provisions of the Jumpstart Our Business Startups Act of 2012.

**Remediation Plans**

To address our material weakness, we will design and implement additional review processes, enhanced procedures, and controls, including with respect to customer contracts, as well as system improvements and implementations, staffing and training. We will not be able to fully remediate this material weakness until these procedures have been completed and the controls have been operating effectively for a sufficient period of time.

**Changes in Internal Control Over Financial Reporting**

Except for the material weakness and remediation efforts noted above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations on Effectiveness of Controls**

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Item 9B. Other Information**

During the quarter ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

**Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections**

Not applicable.

**Item 10. Directors, Executive Officers and Corporate Governance**

Information required by Part III, Item 10, will be included in our Definitive Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by reference.

**Item 11. Executive Compensation**

Information required by Part III, Item 11, will be included in our Definitive Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters**

Information required by Part III, Item 12, will be included in our Definitive Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

Information required by Part III, Item 13, will be included in our Definitive Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by reference.

**Item 14. Principal Accountant Fees and Services**

Information required by Part III, Item 14, will be included in our Definitive Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by reference.

**Item 15. Exhibits and Financial Statement Schedules**

**1. Financial Statements**

The Following financial statements are included in Part II, Item 8 of this Form 10-K:

**Report of Independent Registered Public Accounting Firm (BDO USA, P.C., Costa Mesa, California, PCAOB ID# 243)**
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Preferred Units and Stockholders' Equity/Members' Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements.

**2. Financial Statement Schedules**

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

**3. Exhibits**

The information required by this Item is set forth on the exhibit index that precedes the signature page of this Annual Report on Form 10-K.

**Item 16. Form 10-K Summary**

None.

**Exhibit Index**

| Exhibit No. | Exhibit Title | Form | Exhibit | Filing Date |
|---|---|---|---|---|
| 3.1 | Certificate of Incorporation of the Registrant. | 10-Q | 3.1 | September 7, 2021 |
| 3.2 | Bylaws of the Registrant. | S-1 | 3.3 | April 30, 2021 |
| 4.1 | Specimen Common Stock Certificate. | S-1 | 4.1 | April 30, 2021 |
| 4.2 | Registration Rights Agreement, dated May 31, 2018, by and among the Registrant and certain of its stockholders. | S-1 | 4.2 | April 30, 2021 |
| 4.3 | Amendment No. 1 to Registration Rights Agreement, dated as of December 28, 2023, by and among the Registrant and certain of its stockholders. | S-3 | 4.2 | December 28, 2023 |
| 4.4 | Description of Securities. | 10-K | 4.3 | March 10, 2022 |
| 10.1† | 2021 Stock Option and Incentive Plan, as amended, and forms of award agreements thereunder. | 10-K | 10.1 | March 9, 2023 |
| 10.2† | 2021 Employee Stock Purchase Plan. | S-1/A | 10.2 | July 19, 2021 |
| 10.3† | Non-Employee Director Compensation Policy. | 10-Q | 10.2 | August 4, 2023 |
| 10.4† | Senior Executive Cash Incentive Bonus Plan. | S-1 | 10.4 | April 30, 2021 |
| 10.5† | Forms of Indemnification Agreement between the registrant and each of its directors and executive officers. | S-1 | 10.5 | April 30, 2021 |
| 10.6† | Executive Officer Employment Agreement, as amended, by and between the registrant and Nicolaas Vlok. | 10-K | 10.6 | March 9, 2023 |
| 10.7† | Executive Officer Employment Agreement, by and between the registrant and Timothy Nguyen. | S-1 | 10.8 | April 30, 2021 |
| 10.8† | Executive Officer Employment Agreement, by and between the registrant and Alan Arnold. | S-1 | 10.9 | April 30, 2021 |
| 10.9 | Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and Antares Capital LP, dated as of May 31, 2018. | S-1 | 10.10 | April 30, 2021 |
| 10.10 | Amendment No. 1 to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and Antares Capital LP, dated as of July 3, 2018. | S-1 | 10.11 | April 30, 2021 |
| 10.11 | Second Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the Incremental Term Loan Lenders (as defined therein), Professional Credit Reporting, Inc., ML East Acquisition Subsidiary, Inc., and Antares Capital LP, dated as of December 21, 2018. | S-1 | 10.12 | April 30, 2021 |

| 10.12 | Amendment No. 3 to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and Antares Capital LP, dated as of June 27, 2019. | S-1 | 10.13 | April 30, 2021 |
|---|---|---|---|---|
| 10.13 | Fourth Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the Incremental Term Loan Lenders (as defined therein), Professional Credit Reporting, Inc., ML East Acquisition Subsidiary, Inc., and Antares Capital LP, dated as of October 7, 2019. | S-1 | 10.14 | April 30, 2021 |
| 10.14 | Fifth Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the Incremental Term Loan Lenders (as defined therein), Professional Credit Reporting, Inc., ML East Acquisition Subsidiary, Inc., and Antares Capital LP, dated as of January 12, 2021. | S-1 | 10.15 | April 30, 2021 |
| 10.15 | Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the other lenders party thereto, and DBD Credit Funding LLC, dated as of May 31, 2018. | S-1 | 10.16 | April 30, 2021 |
| 10.16 | Amendment No. 1 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of July 3, 2018. | S-1 | 10.17 | April 30, 2021 |
| 10.17 | Amendment No. 2 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of June 27, 2019. | S-1 | 10.18 | April 30, 2021 |
| 10.18 | Amendment No. 3 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of October 7, 2019. | S-1 | 10.19 | April 30, 2021 |
| 10.19 | Amendment No. 4 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of January 12, 2021. | S-1 | 10.20 | April 30, 2021 |
| 10.20 | Standard Industrial/Commercial Single-Lessee Lease – Net by and between the registrant and MLink Enterprise, LLC, dated as of November 30, 2012. | S-1 | 10.21 | April 30, 2021 |
| 10.21 | First Amendment to Lease Agreement by and between the registrant and MLink Enterprise, LLC, dated as of March 23, 2018. | S-1 | 10.22 | April 30, 2021 |
| 10.22 | Office Sublease by and between MeridianLink, Inc. and Profit Recovery Partners, LLC, dated as of March 24, 2021. | S-1/A | 10.23 | July 19, 2021 |

| 10.23 | First Amendment to Office Sublease by and between MeridianLink, Inc. and Profit Recovery Partners, LLC, dated as of April 21, 2021. | S-1/A | 10.24 | July 19, 2021 |
|---|---|---|---|---|
| 10.24 | Credit Agreement, dated as of November 10, 2021, by and among MeridianLink, Inc., ML California Sub, Inc, the other lenders party thereto, and Bank of America, N.A. | 8-K | 10.1 | November 10, 2021 |
| 10.25† | Amendment No. 1 to Employment Agreement, by and between the MeridianLink, Inc., ML California Sub, Inc, and Timothy Nguyen, dated as of December 23, 2021. | 8-K | 10.1 | December 23, 2021 |
| 10.26† | Employment Agreement, as amended, by and between the Registrant and Sean Blitchok. | 10-K | 10.28 | March 9, 2023 |
| 10.27† | Amended and Restated Employment Agreement, as amended, by and between the Registrant and Chris Maloof. | 10-K | 10.29 | March 9, 2023 |
| 10.28† | Transition Agreement by and between the Registrant and Alan Arnold, dated as of January 9, 2023. | 8-K | 10.1 | January 10, 2023 |
| 10.29 | Conforming Changes Amendment to Credit Agreement, dated as of June 20, 2023, by and among MeridianLink, Inc., ML California Sub, Inc, the other lenders party thereto, and Bank of America, N.A., as administrative agent. | 10-Q | 10.1 | August 4, 2023 |
| 21.1 | Subsidiaries of the Registrant. | — | — | Filed herewith |
| 23.1 | Consent of BDO USA, P.C. | — | — | Filed herewith |
| 24.1 | Power of Attorney (included on signature page hereto). | — | — | Filed herewith |
| 31.1 | Certification of Principal Executive Officer pursuant to SEC Rule 13a-14(a)/15d-14(a). | — | — | Filed herewith |
| 31.2 | Certification of Principal Financial Officer pursuant to SEC Rule 13a-14(a)/15d-14(a). | — | — | Filed herewith |
| 32.1# | Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | — | — | Filed herewith |
| 32.2# | Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | — | — | Filed herewith |
| 97 | Compensation Recovery Policy. | — | — | Filed herewith |
| 101.INS | Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document). | — | — | Filed herewith |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. | — | — | Filed herewith |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. | — | — | Filed herewith |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. | — | — | Filed herewith |

| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. | — | — | Filed herewith |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. | — | — | Filed herewith |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). | — | — | Filed herewith |

_____

†    Indicates a management contract or any compensatory plan, contract, or arrangement.

#    The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed "furnished" and not "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates them by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERIDIANLINK, INC.

| | | |
|---|---|---|
| Dated: March 12, 2024 | By: | /s/ Nicolaas Vlok |
| | Name: | **Nicolaas Vlok** |
| | Title: | Chief Executive Officer (Principal Executive Officer) |

| | | |
|---|---|---|
| Dated: March 12, 2024 | By: | /s/ Sean Blitchok |
| | Name: | **Sean Blitchok** |
| | Title: | Chief Financial Officer (Principal Financial and Accounting Officer) |

# POWER OF ATTORNEY

We, the undersigned directors and officers of MeridianLink, Inc., hereby and severally constitute and appoint Nicolaas Vlok, Sean Blitchok, and Kayla Dailey and each of them singly, our true and lawful attorneys, with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person and hereby ratifying and confirming all that said attorneys and each of them, or their substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Nicolaas Vlok<br>**Nicolaas Vlok** | Chief Executive Officer and Director<br>(Principal Executive Officer) | March 12, 2024 |
| /s/ Sean Blitchok<br>**Sean Blitchok** | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 12, 2024 |
| /s/ Edward H. McDermott<br>**Edward H. McDermott** | Chair of the Board of Directors | March 12, 2024 |
| /s/ Cody Cowan<br>**Cody Cowan** | Director | March 12, 2024 |
| /s/ Timothy Nguyen<br>**Timothy Nguyen** | Director | March 12, 2024 |
| /s/ Reema Poddar<br>**Reema Poddar** | Director | March 12, 2024 |
| /s/ A.J. Rohde<br>**A.J. Rohde** | Director | March 12, 2024 |
| /s/ Mark Sachleben<br>**Mark Sachleben** | Director | March 12, 2024 |
| /s/ Duston Williams<br>**Duston Williams** | Director | March 12, 2024 |
| /s/ Yael Zheng<br>**Yael Zheng** | Director | March 12, 2024 |

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**MeridianLink, Inc.**
Costa Mesa, CA